Form 20-F/A
RIO NARCEA GOLD MINES LTD
filed 2003-06-27
CIK 1098506

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F ANNUAL REPORT

(AMENDMENT NO. 2)

(Mark One)

   Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

X Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  December 31, 2001

or

_  Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number   0-30670

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

Summary Financial Data

(U.S. dollars in thousands except where otherwise indicated)

	Year ended December 31,
	2001(1)	2000(1)	1999(1)	1998(2)	1997(2)
Statements of Operations	(restated)	(restated)	(restated)	(restated)	(restated)
Operating revenues	33,956	24,405	27,635	16,223	-
Operating expenses	(33,330)	(29,825)	(28,871)	(18,825)	(2,355)
Operating earnings (loss)	626	(5,420)	(1,236)	(2,602)	(2,355)
Net income (loss)	(3,715)	(7,408)	(5,408)	(3,730)	(2,064)

Net income (loss) per share
Basic ($/share)	(0.06)	(0.11)	(0.10)	(0.08)	(0.04)
Diluted ($/share)	(0.06)	(0.11)	(0.10)	(0.08)	(0.04)

Shares outstanding as of the end of the period, (thousands)	65,051	64,922	63,457	52,716	48,714

Balance Sheet
Total assets	75,721	72,356	69,292	83,801	74,920
Shareholders’ equity	28,516	32,617	39,908	41,784	35,761
Capital stock	79,446	79,262	77,119	67,119	60,777

Notes:

(1) The Company has restated its consolidated financial statements for years ended 1999, 2000 and 2001.  Please refer to note 2 to the consolidated financial statements for further details.

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

Summary Financial Data Adjusted for U.S. GAAP

(U.S. dollars in thousands except where otherwise indicated)

	Year ended December 31,
	2001(1)	2000(1)	1999(1)	1998(2)	1997(2)
Statements of Operations	(restated)	(restated)	(restated)	(restated)	(restated)
Operating revenues	33,956	24,405	27,635	16,223	-
Operating expenses	(33,330)	(29,825)	(28,871)	(18,825)	(2,355)
Operating earnings (loss)	626	(5,420)	(1,236)	(2,602)	(2,355)
Net income (loss)	(6,069)	(7,408)	(5,408)	(3,730)	(2,064)

Net income (loss) per share
Basic ($/share)	(0.07)	(0.11)	(0.10)	(0.08)	(0.04)
Diluted ($/share)	(0.07)	(0.11)	(0.10)	(0.08)	(0.04)

Shares outstanding as of the end of the period, (thousands)	65,051	64,922	63,457	52,716	48,714

Balance Sheet
Total assets	74,664	72,356	69,292	83,801	74,920
Shareholders’ equity	29,374	32,617	39,908	41,784	35,761
Capital stock	79,446	79,262	77,119	67,119	60,777

Notes:

(1) The Company has restated its consolidated financial statements for years ended 1999, 2000 and 2001.  Please refer to note 2 to the consolidated financial statements for further details.

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

1.

On June 25, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $ 0.7447 = Cdn.$1.00.

On June 25, 2003, the noon buying rate in New York City for cable transfer in Euros as certified for customs purposes by the Federal Reserve Bank of New York was $1.1592 = €1.00.

2.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed in U.S. dollars during each of the previous six months based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	May 2003	April 2003	March 2003	February 2003	January 2003	December 2002
High Rate	$0.7437	$0.6975	$0.6822	$0.6720	$0.6570	$0.6461
Low Rate	$0.7032	$0.6737	$0.6709	$0.6530	$0.6349	$0.6329

The following table sets forth the high and low rates of exchange for the Euro, expressed in U.S. dollars during each of the previous six months based on the noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York.

	May 2003	April 2003	March 2003	February 2003	January 2003	December 2002
High Rate	$1.1853	$1.1180	$1.1062	$1.0875	$1.0861	$1.0485
Low Rate	$1.1200	$1.0621	$1.0545	$1.0708	$1.0361	$0.9927

3.

The following table sets forth the average rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect on the last day of each month during each of the periods indicated, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Years ended December 31,
	2002	2001	2000	1999	1998
Average Rate During Period	$0.6370	$0.6446	$0.6727	$0.6732	$0.6722

The following table sets forth the average rates of exchange for the Euro, expressed in U.S. dollars, in effect on the last day of each month during each of the periods indicated, based on the noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York.

	Years ended December 31,
	2002	2001	2000	1999	1998
Average Rate During Period	$0.9511	$0.8910	$0.9175	$1.0576	$1.1134

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

Dependence on Key Management Employees

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of key management employees, including Chris I. von Christierson (Chairman), Alberto Lavandeira (President and CEO), Omar Gómez (CFO), Javier Colilla (Senior Vice President, Corporate), Alan Riles (COO) and Eugene D. Spiering (Vice President, Exploration).  The loss of any one of these people could have a material adverse effect on the Company. The Company has employment agreements with its key employees (except Mr. von Christierson) and key man insurance with respect to such employees, except with respect to Mr. von Christierson.

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

ITEM 4

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Incorporation; Registered Office; Etc.

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) was incorporated under the Canada Business Corporations Act on February 22, 1994.  The Company has five wholly-owned subsidiaries, Rio Narcea Gold Mines, S.A. (“RNGM, S.A.”), Naraval Gold S.L.  (“Naraval”), Rio Narcea Recursos, S.A. (“RNR, S.A.”), Rio Narcea Nickel, S.A. (“RNN, S.A.”) and Rio Narcea Recursos, Ltd. (“RNR Ltd.”).  The first four subsidiaries are Spanish corporations and RNR Ltd. is an Ontario corporation. Naraval was created pursuant to an agreement signed on December 16, 1999 between Barrick Gold Corporation and the Company, which was then terminated on December 15, 2000. RNR, S.A., a wholly-owned subsidiary of RNR, Ltd., was created on May 30, 2001 in conjunction with the Aguablanca acquisition. See “Item 4-A. Recent Developments -- Acquisition of the Aguablanca Project”. RNR Ltd. was created on February 7, 2003 in connection with the proposed Aguablanca project financing facility. See “Item 4-A. Recent Developments – Financing Arrangements for Aguablanca Project”. In May 2003, all mineral rights held by the Company in relation to properties in southern Spain, except for mineral rights relating to the Aguablanca deposit, were transferred from RNR, S.A. to RNN, S.A. RNR, S.A. continues to hold all mineral rights for the Aguablanca deposit.

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

Acquisition of Rio Narcea Gold Property

The Rio Narcea Gold Property, which was the initial property acquired by the Company, is comprised of mineral concessions and investigation permits covering approximately 20 kilometers of the Rio Narcea Belt, including the El Valle and Carlés Mines. Effective March 1994, Oren Benton (“Benton”), Hullas del Coto Cortes, S.A. (“HCC”) [Note: HCC is a 77 year old Spanish mining company with broad experience in underground and open pit mining of coal, fluorspar, and other minerals.  The majority of its revenues are derived from the mining and sale of coal in Spain.  HCC has been continuously profitable over the past 50 years and is listed and traded on the Madrid Stock Exchange.  Banco Pastor, a leading Spanish bank, owns approximately 53% of the issued and outstanding shars of HCC.], and Sart Securities Limited (“Sart”) [Sart is a company controlled by a discretionary trust, the beneficiaries of which are the family members of Chris I. von Christierson, the Chairman of the Company.], each participants in a joint venture holding the Rio Narcea Gold Property, Rio Narcea A.I.E. (the “Joint Venture”), agreed to convert their interests in the joint venture to shareholdings in RNGM, S.A.  Effective June 1994, this conversion was formally verified by the Spanish authorities and as a result RNGM, S.A. became the registered holder of the Rio Narcea Gold Property. The holders of all of the issued and outstanding shares of RNGM, S.A., were at that time: Benton with 53.34%, HCC with 33.33%, and Sart with 13.33%, respectively.

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

Acquisition of the Aguablanca Project

On July 5, 2001, Rio Narcea exercised its option to acquire, from Atlantic Copper, S.A. (“AC”) 50% of the participation rights in a consortium with the Spanish State.  The consortium is the holder of 100% of the State Reserve (mineral rights) located in Huelva, Sevilla and Badajoz, Spain where the Aguablanca nickel-copper-PGM project is located.  Previously, on February 8, 2001, the Company had signed an option agreement with AC to acquire this 50%.  The Spanish State decided not to participate in working on these mineral rights, as a result, work on these properties shall be carried out 100% by the Company, through its wholly owned subsidiary RNR, S.A. in exchange for a royalty based on net smelter return.  In addition, the Company has the commitment with the Spanish State of investing €1.9 million (approximately $2.07 million), within a period of nine years in exploration in three specific areas.  After these investments, exploration expenditures shall start to be made on a 50%-50% basis.

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

Recent Developments

Positive Declaration of Environmental Impact for Aguablanca

On June 17, 2003, the Company announced that it has received a positive Declaration of Environmental Impact from the Spanish Ministry of Environment for the Aguablanca nickel-copper-PGM project in southwestern Spain.

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

Restatement of Audited Annual Financial Statements

On October 25, 2002, Ernst & Young LLP issued an audit opinion on the Company’s restated financial statements for the three years ended December 31, 2001, 2000 and 1999. The restated financial statements were issued on January 21, 2003.  As a result of the restatement of the financial statements, the Company is filing this Amdendment No. 2 to the Annual Report on Form 20-F.

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

Current and Planned Capital Expenditures/Divestitures

The Company's planned principal capital expenditures for 2003 are as follows:

2003
Mine development:	$3,751,000
Land, buildings and equipment(2)	49,385,000
Restricted cash and long-term deposits and restricted investments	287,900
Grants received	(581,700)
Total(1)	$52,842,200

Notes:

(1) In addition, the Company expects to incur exploration costs of  $1,731,000 in 2003.

(2) Includes $45,896,000 related to the construction of the Aguablanca project.

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

B.

Business Overview

Summary

Rio Narcea is in the business of exploring for and developing mineral resources and operating precious and base metal properties.  Through its wholly-owned subsidiaries, the Company controls 7,068 square kilometers of mineral rights, investigation and exploration permits and exploration licenses as follows:

Mineral Rights, investigation and exploration permits and exploration licenses as of February 2003:

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

Note:

(1) Includes Aguablanca project.

The Company operates the El Valle and Carlés gold mines in northern Spain. The Company currently sells three types of products: high-grade gold concentrates, low to medium-grade copper concentrates and gold doré. The Company plans to produce concentrates of nickel and copper from its Aguablanca mine in southwestern Spain. See “Item 4-D. Property, Plant and Equipment.”

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

Another Decree (17,103 of 28 June 1986) covering foreign investments in general requires that foreign shareholdings in any company over 49% must only obtain a “verification of bona fide” by the Foreign Transaction Department of the Ministry of Finance (Ministerio de Hacienda), which, if not received within 30 days, may be taken as valid by a process of “administrative silence”.  “Administrative silence” is a system established by Spanish law by which an administrative procedure is approved if after a given period of time established by law the authorities have not resolved it.  The Council of Ministers (Consejo de Ministros) can establish restrictions over materials that it declares as “strategic raw materials”.  At this time the Council of Ministers has not declared any “strategic raw materials”. In the event that one or more of gold, nickel, copper or PGM are declared “strategic raw materials,” it could limit the Company’s ability to produce such material, which could have an adverse impact on the Company’s operations.

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

The material terms of the contracts, such as payment provisions, expiration dates and whether renewal options are available at the termination dates are shown below:

CONCESSIONS			HOLDER	RENTAL	DATE		DEFERMENT	PURCHASE OPTION	NSR
Name	Type	Area		Euros/year	signature	Duration		Pts
Rio Narcea Gold Belt
Conchita y Demasía	CE	1,088	Caolines de Merilles S.A.	115,225	01-Apr-91	NO LIMIT		800,000,000	2%
Selviella	CE	114
Selviella 2ª Fracción	CE	163
Ana Rosa y Demasía	CE	360.3
Asociada y Demasía	CE	442.6
San Mateo	CE	189	Caolines de Merilles S.A. & others	36,061	03-Dec-99	03-Dec-03	1 Year x only 1	70,000,000 x concession (minimum 1)	NO
2ª Addition Nueva Perdiz	CE	232
Sierra de Manteca	CE	1,200
Cortes	CE	476
Oscos Gold Belt
Various	CE/PI	21,698	Fabrica de Mieres S.A.	30,051	01-Jul-94	NO LIMIT		NO	1.50%
Aguablanca Project
Alberto	PI	15	Cia. Artesanal de Canterias de Arucas, S.L.	15,030	08 Mar 02	NO LIMIT		NO	1.50%
Enebro III	PI	58
Mila	PI	198	María Dolores Sánchez
Acebo	PI	159
Encina	PI	277
Enebro I	PI	18	Río Ardila Minera, S.L.
Enebro II	CE	21

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

Environmental Laws

Mining exploitation concessions of more than 5 hectares and/or with an annual production rate above 150,000 tonnes are subject to an environmental impact assessment.

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

3.

From 1994 to 2002, the Company has received and collected other grants amounting to a total of €3.3 million ($3.5 million at the exchange rate ruling as of December 31, 2002) for exploration, production processes and environmental programs. Of such amount $0.5 million were received in each of 2002 and 2001, respectively.

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

Mining

The El Valle mine is being exploited using conventional, open pit methods.  The original mine plan was for mining to proceed sequentially through the three pits starting with the Boinás West pit, followed by the Boinás East pit and finishing with the El Valle pit.  Mining of the Boinás West and Boinás East pits were completed in the second quarter of 1999 and January 2002, respectively.  Pits were designed based on slope parameters provided by the geotechnical consultants, and economic and process parameters provided by the Company. [Note: Before the operation started, the original geotechnical studies for all the pits were developed by Steffen, Robertson & Kirsten (UK office) ("SRK").  Follow-up studies of the early mining phases were made jointly by SRK and a Company geotechnical expert (trained by SRK).  Further ongoing controls and designs have continued using external consultants that periodically visit the property and work with experts from the Company.]

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

El Valle Exploration Potential

The Company is focusing on the underground exploration and development of the El Valle mine.  Currently, surface drilling has defined the underground portion of the El Valle deposit to contain 1.37 million tonnes of mineralized material grading 6.49 grams per tonne.  Thus far, approximately 3.9 kilometers of underground access for exploration and development have been completed on the project.  In 2002, Rio Narcea completed 14,500 meters of drilling to confirm the continuity and style of the underground mineralization and to explore for new zones around the margins of the open pits.

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

From 1986 to 1991, Durandel (a wholly-owned subsidiary of “Anglo”) and HCC carried out 20,732 meters of core drilling in a total of 193 holes and completed 1.5 kilometers of underground decline and strike drives at the Carlés deposit.  A positive feasibility study for mining the Carlés deposit was completed in February 1991.  However, Concord Minera Asturiana, S.A. (“CMA”), a company controlled by Benton and part of the Concord group of companies (“Concord”), concluded that approximately two-thirds of the investigated zone required additional drilling to prove continuity of the mineralized envelope.  During 1997, Rio Narcea completed an infill drilling program comprising 16,300 meters in 134 holes, focusing on near-surface mineralization of the North zone, to confirm the Anglo findings and to establish continuity in the ore zones. [Note: The average drill spacing for the various categories of reserve and mineralized material is discussed in the "Drilling and Sampling Procedures" section at the end of Item 2 below.  The Company also provides the following additional disclosure with respect to the Carlés deposit: Because of the mulitple gold host rock types, gold interpolation distances for proven reserves ranged from 7 to 11 meters along strike, 5.6 to 10 meters up and down dip, and 1.4 to 2.2 meters perpendicular to strike.  Probable reserves distances ranged from 20 to 25 meters along strike, 20 meters up and down dip, and 4.4 to 5 meters perpendicular to strike.  In all cases, interpolation was restricted by a hard geologic boundary.  Dilution resulting from averaging the original 1x1x1 model blocks into the SMU of 3x3x4 resulted in ore losses of 14% in the north orebody with a dilution of 10%, and ore losses for the east orebody at 8% with a dilution of 6%.  The reserve figures reflect that dilution.  The in place copper grade of the reserve is .57%.  Copper interpolation distances were very similar, but slightly larger than for gold.  Copper recoveries are planned at 92%, based upon bulk metallurgical testing completed by Anglo American during their feasibility study concluded in 1991.  The resulting copper concentrate to be produced is expected to contain 30% copper, based upon the Anglo study and upon Rio Narcea's experience at skarn processing.]  See “Item 4-D. Drilling and Sampling Procedures”.

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

Copper recoveries are planned at 92%.

Reserves are stated after mining recovery and dilution have been taken into account.

As at December 31, 2000
	Tonnes (000's)	Grade (g/t)	Gold Ounces (000's)
Proven reserves	731	4.56	107
Probable reserves	491	3.68	58
Total reserves	1,222	4.21	165

Annual production rate of ore, average ore grade mined, and annual production by mine for the years 2002, 2001, 2000 and 1999 is as follows:

	2002	2001	2000	1999
El Valle Mine
Plant throughput (Tonnes)	635,658	598,518	710,344	670,046
Average grade (grams/tonne)	8.3	6.7	4.6	5.4
Recovery	94.4%	91.2%	89.7%	90.1%
Gold production (ounces)	160,129	117,237	95,259	103,785

Carlés Mine
Plant throughput (Tonnes)	117,754	50,631	13,244	-
Average grade (grams/tonne)	4.8	4.8	4.6	-
Recovery	94.4%	91.2%	89.7%	-
Gold production (ounces)	17,096	7,126	1,757	-

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

In May 2002, the Company engaged Metallurgical Design and Management (Pty) Ltd. (“MDM”) to initiate the feasibility study of this project. The feasibility study included a 12,000-meter infill drilling program, which was completed in May 2003, to upgrade the existing mineral resources to mineable reserves and provide information for future mine planning. Rio Narcea is confident in obtaining a high resource to reserve conversion rate. The feasibility study is scheduled to be finalized by late summer 2003. Subject to a positive outcome and receipt of mining permits from the Galician mining authorities, construction would commence immediately with commercial production anticipated to begin in mid 2004.

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

Permits

On June 17, 2003, the Company announced that it has received a positive Declaration of Environmental Impact from the Spanish Ministry of Environment for the Aguablanca nickel-copper-PGM project in southwestern Spain.

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

Notes:

(1) In addition, the Company incurred exploration costs of $2,737,700 in 2002.

The Company's planned principal capital expenditures for 2003 are as follows:

2003
Mine development:	$3,751,000
Land, buildings and equipment(2)	49,385,000
Restricted cash and long-term deposits and restricted investments	287,900
Grants received	(581,700)
Total(1)	$52,842,200

Notes:

(1) In addition, the Company expects to incur exploration costs of  $1,731,000 in 2003.

(2) Includes $45,896,000 related to the construction of the Aguablanca project.

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

On March 21, 2002, the Company strengthened its financial position by completing an equity financing comprised of 9,000,000 special warrants at a price of Cdn.$0.80 per special warrant for gross proceeds of Cdn.$7,200,000, of which Cdn.$2,667,000 was initially escrowed pending receipt for the final prospectus, and finally collected on August 12, 2002 together with the accrued interest. Each special warrant entitled the holder to acquire upon the exercise or deemed exercise thereof, without further payment, one Common Share of the Company at any time prior to March 22, 2003. Upon the Company obtaining a receipt for a final prospectus, all special warrants not retracted or exercised were deemed to be exercised by the holders thereof without any further action on the part of the holders thereof.  As the Company did not obtain a receipt for a final prospectus on or prior to July 19, 2002 due to the requirement to restate and re-audit its financial statements for the three years ended December 31, 2001, as discussed above, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that is equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that have not been retracted, 1.1 Common Shares in lieu of one Common Share. All holders of the special warrants elected to receive 1.1 Common Shares in lieu of retraction and, as a result, 900,000 further Common Shares were issued upon the deemed exercise of the special warrants on March 14, 2003 following the issuance of a receipt for the Company’s final prospectus. The proceeds of the financing were used to pay down corporate debt and reduce the Company's working capital deficit.

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

All directors have held the above positions throughout the past five years, other than: Juan Herrero Abelló, who from April 1996 to October 2001, was Chief Executive Officer and Director of Arjil & Cie. Espana; John W.W. Hick, who from July 1993 until May 1997 was a senior executive (President from July 1993 through September 1996 and thereafter Vice-Chairman) of TVX Gold Inc, from 1998 to 1999 was Chairman of the Board of Rayrock Resources Inc., and since December 2001 is President and CEO of Geomaque Explorations Inc. Mr. Hick has also been President of John W.W. Hick Consultants, Inc. since 1977;  Mr. Snyder, who was Chairman of Greenstone Resources Ltd. from 1993 until May 1997; Mr. Lavandeira, who prior to 1999 was President and COO of the Company, Mr. Murray, who from 2000 to July 2002 was Chief Executive Officer of Avgold Limited and from 1997 to 1999 was President and Chief Operating Officer of TVX Gold Inc.; and Mr. Gómez, who prior to November 2001, was with Arthur Anderson.

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

Audit Committee

The Company's Audit Committee presently consists of three directors, all of whom are independent directors, financially literate and one of whom, John Hick, meets the proposed TSX standard of financial expertise.  The current members of the Committee are:  John Hick (Chairman), Juan Herrero Abelló and Anthony Bloom.  The Committee is responsible for assisting the directors, in the discharge of their duties relating to the Company's accounting principles, reporting practices and internal controls, including reviewing the Company's audited and unaudited financial statements, and meetings with Company management and auditors to review the financial statements and related matters.

Compensation and Corporate Governance Committee

The Company's Compensation and Corporate Governance Committee presently consists of three directors, a majority of whom are independent directors. The current members of the Committee are:  Anthony Bloom (Chairman), Juan Herrero Abelló and John Hick.  The Committee makes determinations on behalf of the Board of Directors with respect to cash and incentive compensation of the Company's executive officers. The Committee is responsible for ensuring that the Company's compensation practices and philosophies, including allocation of equity-based compensation, are consistent with the objective of enhancing shareholder value. The Committee has general responsibility for developing and implementing the Company's corporate governance guidelines.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee presently consists of three directors, all of whom are independent Directors.  The current members of the Committee are: David Murray (Chairman), John Hick and Hugh Snyder. The Chief Executive Officer and the Chief Operating Officer of the Company are ex-officio members. It ensures the integrity of the Company's systems for environmental controls and compliance and employee health and safety and oversees environmental audits and independent reviews of the Company's environmental compliance practices.

Technical and Development Committee

The Technical and Development Committee presently consists of two members, both of whom are unrelated directors. The current members of the Committee are: Hugh Snyder (Chairman) and David Murray.  The Chief Executive Officer and the Chief Operating Officer of the Company are ex-officio members. The Committee is responsible for reviewing technical and financial aspects of new investments and existing projects, and exploration programs and budgets. It monitors the progress, technical and cost, against plan of development projects through feasibility, construction and start-up.

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

Notes:

(1)  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are exercisable within 60 days of December 31, 2002, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 71,729,626 Common Shares outstanding as of December 31, 2002.

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

The following table sets out the annual high and low market prices of the Common Shares on the TSX during the last five fiscal years:

	High (Cdn. $)	Low (Cdn. $)
1998	5.45	1.75
1999	2.65	0.44
2000	1.91	0.40
2001	1.05	0.45
2002	2.33	0.46

The following table sets out the market price range of the Common Shares on the TSX for the last two years by fiscal quarter:

	High (Cdn. $)	Low (Cdn. $)	Volume (Common Shares)
Fiscal 2001
Second Quarter	1.05	0.50	2,218,840
Third Quarter	0.83	0.50	2,078,141
Fourth Quarter	0.72	0.45	2,475,698
Fiscal 2002
First Quarter	1.20	0.46	11,375,572
Second Quarter	2.05	0.80	14,733,716
Third Quarter	1.90	0.95	11,312,643
Fourth Quarter	2.33	1.21	9,902,217
Fiscal 2003
First Quarter	2.50	1.90	24,303,143

The following table sets out the high and low market prices of the Common Shares on the TSX for the last six months:

	High (Cdn. $)	Low (Cdn. $)
December 2002	2.33	1.48
January 2003	2.50	1.97
February 2003	2.40	2.05
March 2003	2.36	1.90
April 2003	2.35	1.96
May 2003	2.60	2.25

On June 24, 2003, the closing price of the Common Shares on the TSX was Cdn. $2.45.

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

*

Previously filed.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20F and has duly caused this Amendment No. 2 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIO NARCEA GOLD MINES, LTD.

Registrant

By:  /s/ Alberto Lavandeira

Name:  Alberto Lavandeira

Title:  President and Chief Executive Officer

Date: June 26, 2003

CERTIFICATIONS

I, Alberto Lavandeira, certify that:

1.  I have reviewed this Amendment No. 2 to the Annual Report on Form 20-F of Rio Narcea Gold Mines, Ltd. for the year ended December 31, 2001 (the “Amended Annual Report”);

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

Date: June 26, 2003

/s/ Alberto Lavandeira

Alberto Lavandeira, President and Chief Executive Officer

CERTIFICATIONS

I, Omar Gómez, certify that:

1.  I have reviewed this Amendment No. 2 to the Annual Report on Form 20-F of Rio Narcea Gold Mines, Ltd. for the year ended December 31, 2001 (the “Amended Annual Report”);

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

4.  [omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled “Certification of Disclosure in Companies’ Quarterly and Annual Reports”]

5.  [omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled “Certification of Disclosure in Companies’ Quarterly and Annual Reports”]

6.  [omitted pursuant to Transition Provisions at Section V of Release 34-46427 of the Securities and Exchange Commission entitled “Certification of Disclosure in Companies’ Quarterly and Annual Reports”]

Date:  June 26, 2003

/s/ Omar Gómez

Omar Gómez, Chief Financial Officer