Form 20-F
RIO NARCEA GOLD MINES LTD
filed 2003-06-27
CIK 1098506

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F ANNUAL REPORT

(Mark One)

   Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

X  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

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

Common Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 2002:  71,729,626.

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

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following selected financial data for the Company should be read in conjunction with the Company’s Audited Consolidated Financial Statements for each of the years in the three year period ended December 31, 2002 and related notes (the “2002 Financial Statements”). The Company's 2002 Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  For the purposes of these financial statements, the material differences between Canadian GAAP and the United States generally accepted accounting principles (“U.S. GAAP”) are described in Note 15 to the 2002 Financial Statements.

Summary Financial Data

(U.S. dollars in thousands except where otherwise indicated)

Year ended December 31,
	2002	2001	2000	1999	1998(1)
Statements of Operations					(restated)
Operating revenues	55,506	33,956	24,405	27,635	16,223
Operating expenses	(47,482)	(33,330)	(29,825)	(28,871)	(18,825)
Operating earnings (loss)	8,025	626	(5,420)	(1,236)	(2,602)
Net income (loss)	9,698	(3,715)	(7,408)	(5,408)	(3,730)

Net income (loss) per share
Basic ($/share)	0.13	(0.06)	(0.11)	(0.10)	(0.08)
Diluted ($/share)	0.13	(0.06)	(0.11)	(0.10)	(0.08)

Shares outstanding as of the end of the period, (thousands)	71,730	65,051	64,922	63,457	52,716

Balance Sheet
Total assets	86,241	75,721	72,356	69,292	83,801
Shareholders’ equity	52,992	28,516	32,617	39,908	41,784
Capital stock	84,098	79,446	79,262	77,119	67,119

Notes:

 (1) The Company has restated the consolidated financial information for the changes in accounting policy for revenue recognition, exploration costs and foreign currency translation for the year ended December 31, 1998.  The consolidated financial statements for the year ended December 31, 1998 were previously audited by Arthur Andersen LLP.  The consolidated financial information has been derived from the previously issued audited consolidated financial statements for the year ended December 31, 1998 and gives effect to the aforementioned accounting policy changes.  The impact of the accounting policy changes on the year ended December 31, 1998 has not been audited.

Summary Financial Data Adjusted for U.S. GAAP

(U.S. dollars in thousands except where otherwise indicated)

	Year ended December 31,
	2002	2001	2000	1999	1998(1)
Statements of Operations					(restated)
Operating revenues	55,506	33,956	24,405	27,635	16,223
Operating expenses	(47,482)	(33,330)	(29,825)	(28,871)	(18,825)
Operating earnings (loss)	7,768	626	(5,420)	(1,236)	(2,602)
Net income (loss)	6,484	(6,069)	(7,408)	(5,408)	(3,730)

Net income (loss) per share
Basic ($/share)	0.09	(0.07)	(0.11)	(0.10)	(0.08)
Diluted ($/share)	0.08	(0.07)	(0.11)	(0.10)	(0.08)

Shares outstanding as of the end of the period, (thousands)	71,730	65,051	64,922	63,457	52,716

Balance Sheet
Total assets	82,550	74,664	72,356	69,292	83,801
Shareholders’ equity	48,550	29,374	32,617	39,908	41,784
Capital stock	84,098	79,446	79,262	77,119	67,119

Notes:

(1) The Company has restated the consolidated financial information for the changes in accounting policy for revenue recognition, exploration costs and foreign currency translation for the year ended December 31, 1998.  The consolidated financial statements for the year ended December 31, 1998 were previously audited by Arthur Andersen LLP.  The consolidated financial information has been derived from the previously issued audited consolidated financial statements for the year ended December 31, 1998 and gives effect to the aforementioned accounting policy changes.  The impact of the accounting policy changes on the year ended December 31, 1998 has not been audited.

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

1.

On June 25, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.7447 = Cdn.$1.00.

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

Not every officer or director devotes all of his time and attention to the affairs of the Company. With respect to the key management employees, Mr. Alberto Lavandeira, Mr. Alan Riles, Mr. Eugene Spiering and Mr. Omar Gόmez devote 100% of their time to Rio Narcea.  See “Item 6-A. Identity of Directors, Senior Management and Employees.”  In 2002, Mr. Chris I. von Christierson spent approximately 65% and Mr. Javier Colilla spent approximately 80% of their time on the affairs of Rio Narcea.  It is anticipated that Mr. von Christierson and Mr. Colilla will have devoted a similar amount of time to the affairs of Rio Narcea during 2003.

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

Company Hedging Strategies

The Company enters into puts, calls and forward sales to hedge the impact of price fluctuations on a portion of its production.  The Company enters into hedging positions for specific transactions that management deems expose the Company to an unacceptable market price risk or as required pursuant to loan agreements.  For more information regarding the Company’s hedging activities, please see “Item 11 - Quantitative and Qualitative Disclosures About Market Risk,” below.

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

ITEM 4

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Incorporation; Registered Office; Etc.

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) was incorporated under the Canada Business Corporations Act on February 22, 1994.  The Company has five wholly-owned subsidiaries, Rio Narcea Gold Mines, S.A. (“RNGM, S.A.”), Naraval Gold S.L.  (“Naraval”), Rio Narcea Recursos, S.A. (“RNR, S.A.”), Rio Narcea Nickel, S.A. (“RNN, S.A.”) and Rio Narcea Recursos, Ltd. (“RNR Ltd.”).  The first four subsidiaries are Spanish corporations and RNR Ltd. is an Ontario corporation. Naraval was created pursuant to an agreement signed on December 16, 1999 between Barrick Gold Corporation and the Company, which was then terminated on December 15, 2000. RNR, S.A., a wholly-owned subsidiary of RNR, Ltd., was created on May 30, 2001 in conjunction with the Aguablanca acquisition. See “Item 4-A. Corporate Development -- Acquisition of the Aguablanca Project”. RNR Ltd. was created on February 7, 2003 in connection with the proposed Aguablanca project financing facility. See “Item 4-D. Aguablanca Deposit – Financing Arrangements”. In May 2003, all mineral rights held by the Company in relation to properties in southern Spain, except for mineral rights relating to the Aguablanca deposit, were transferred from RNR, S.A. to RNN, S.A. RNR, S.A. continues to hold all mineral rights for the Aguablanca deposit.

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

Acquisition of Rio Narcea Gold Property

The Rio Narcea Gold Property, which was the initial property acquired by the Company, is comprised of mineral concessions and investigation permits covering approximately 20 kilometers of the Rio Narcea Belt, including the El Valle and Carlés Mines. Effective March 1994, Oren Benton (“Benton”), Hullas del Coto Cortes, S.A. (“HCC”)1, and Sart Securities Limited (“Sart”)2, each participants in a joint venture holding the Rio Narcea Gold Property, Rio Narcea A.I.E. (the “Joint Venture”), agreed to convert their interests in the joint venture to shareholdings in RNGM, S.A.  Effective June 1994, this conversion was formally verified by the Spanish authorities and as a result RNGM, S.A. became the registered holder of the Rio Narcea Gold Property. The holders of all of the issued and outstanding shares of RNGM, S.A., were at that time: Benton with 53.34%, HCC with 33.33%, and Sart with 13.33%, respectively.

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

Contemporaneous with the acquisition of the Aguablanca deposit, Rio Narcea arranged a $4 million loan with Deutsche Bank, with attached options to purchase up to 5,825,809 Common Shares to cover the acquisition costs and feasibility study work. In July 2002, Deutsche Bank exercised the options and the debt facility was repaid.  See “Item 4-D. Aguablanca Deposit—Financing Arrangements”.

Recent Developments

Positive Declaration of Environmental Impact for Aguablanca

On June 17, 2003, the Company announced that it has received a positive Declaration of Environmental Impact from the Spanish Ministry of Environment for the Aguablanca nickel-copper-PGM project in southwestern Spain.

Special Warrant Financings

On March 7, 2003, the Company obtained a receipt for the final prospectus qualifying the distribution of 21,900,000 Common Shares issuable on exercise of the Series 1 special warrants and Series 2 special warrants and such shares were issued on March 14, 2003.

On February 6, 2003, the Company completed an equity financing comprised of 12,000,000 Series 2 special warrants at a price of Cdn.$2.25 per Series 2 special warrant to raise gross proceeds of Cdn.$27,000,000 ($17,730,900).  Net proceeds received after payment of expenses related to the offering were Cdn.$25,377,600 ($16,665,469) (excluding expenses of $383,000, being the fair value of the 600,000 additional warrants granted to the underwriters as part of their fees).

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

The proceeds of the financing were, and will be, used to fund the equity portion of the construction of the Aguablanca project, pay down corporate debt, and for general working capital purposes.

The Company completed an equity financing of 9,000,000 Series 1 special warrants at a price of Cdn.$0.80 per Series 1 special warrant on March 21, 2002, for gross proceeds of Cdn.$7,200,000 ($4,548,800). Each Series 1 special warrant entitled the holder to acquire, without further payment and until March 22, 2003, one Common Share of the Company.  As the Company did not obtain a receipt for a final prospectus qualifying the distribution of the Common Shares issuable on exercise of the Series 1 special warrants on or prior to July 19, 2002 (the “Series 1 Qualification Deadline”), all holders of the Series 1 special warrants received 1.1 Common Shares and, as a result, 900,000 further Common Shares were issued upon exercise of the Series 1 special warrants. The proceeds of the financing were used to pay down corporate debt and reduce the Company's working capital deficit.

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

The base case model, prepared by Metallurgical Design and Management (Pty) Ltd. for the bankable feasibility study of the Aguablanca project, estimated open pit mineral reserves of 15.7 million tonnes at a diluted mine grade of 0.66% nickel and 0.46% copper using a nickel price of $2.99/lb and a copper price $0.73/lb.  The ore will be processed at an on-site conventional nickel sulfide flotation plant designed to treat 1.5 million tonnes of ore per year.  Capital costs are forecast at $64.1 million, including working capital and value added tax (VAT) during construction.  Using the above-mentioned prices for nickel and copper, the study estimated average total cash operating cost for the life of mine of $1.82/lb of nickel equivalent (net of by-product credits and smelter costs) and a net present value (NPV) of $82.4 million discounted at 5% (unleveraged).

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

Agreement Signed with Outokumpu

On December 20, 2002, the Company announced that it had entered into an agreement with Outokumpu Mining Sucursal Espana ("Outokumpu") to acquire up to a 70% interest in the Lugo properties located in northern Spain.  The Lugo properties cover 387 square kilometers in the regions of Galicia and Leon in northwestern Spain. Under the terms of the agreement, the Company may earn an initial 50% interest in the project by incurring exploration expenditures of €1.5 million (approximately $1.6 million) over a period of up to two years commencing December 20, 2002.  If the Company exercises its option and acquires a 50% interest in the property, the Company and Outokumpu will form a joint company to which the property will be transferred and will jointly continue the exploration and development of the project. The Company may then earn an additional 10% by incurring further exploration expenditures of €1.5 million (approximately $1.6 million) over one year or less and making a cash payment of €0.75 million (approximately $0.79 million) to Outokumpu. The Company will have the option to acquire a further 10% interest in the project by completing a bankable feasibility study.

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

The Company will use the cash flow from operations and the proceeds from a proposed project financing facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. to pay for these expenditures. See “Item 4-D. Aguablanca Deposit – Financing Arrangements.” For the construction of the Aguablanca mine, the Company will be using part of the net proceeds from the recent equity financing completed last February to fund the equity portion and debt facilities amounting to $55 million, which are currently being finalized.  The Company does not plan to make any significant divestitures during this period.

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

Another Decree (17,103 of 28 June 1986) covering foreign investments in general requires that foreign shareholdings in any company over 49% must only obtain a “verification of bona fide” by the Foreign Transaction Department of the Ministry of Finance (Ministerio de Hacienda), which, if not received within 30 days, may be taken as valid by a process of “administrative silence”.  “Administrative silence” is a system established by Spanish law by which an administrative procedure is approved if after a given period of time established by law the authorities have not resolved it.  The Council of Ministers (Consejo de Ministros) can establish restrictions over materials that it declares as “strategic raw materials”.  At this time the Council of Ministers has not declared any “strategic raw materials”. In the event that one or more of gold, nickel, copper or PGM are declared "strategic raw materials" it could limit the Company's ability to produce such material which could have an adverse impact on the Company's operations.

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

The main costs to comply with environmental regulations are associated with the revegetation of waste dumps and the lining of tailings ponds.  Other costs include water controls, fencing, and research work.  Revegetation has to be completed at the end of the operation but Rio Narcea conducts its reclamation activities concurrently with ongoing operations.  In 2002, approximately $791,300 ($587,000 in 2001) was spent for tailings lining and expansion and approximately $255,200 ($140,000 in 2001) in revegetation and topsoil removal, and storage.  For 2003, Rio Narcea estimates its compliance costs to be $0.5 million.

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

The account receivable balances relating to this grant are:

IFR Grant [1]

Year	Balance at 1/1 €	Granted €	Collected €	Balance at 12/31 €	Balance at 12/31[2] $
1995	-	2,176,800	-	2,176,800	2,979,000
1996	2,176,800	1,573,300	1,418,200	2,331,900	2,994,300
1997	2,331,900	7,215,900	1,452,200	8,095,600	8,876,300
1998	8,095,600	2,989,800	6,042,900	5,042,500	5,904,600
1999	5,042,500	418,700	659,100	4,802,100	4,831,400
2000	4,802,100	241,600	3,411,200	1,632,500	1,519,000
2001	1,632,500	-	-	1,632,500	1,438,700
2002	1,632,500	-	1,632,500	-	-

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

C.

Organizational Structure

The Company has five wholly-owned subsidiaries: Rio Narcea Gold Mines, S.A.  (“RNGM, S.A.”), Naraval Gold, SRL (“Naraval”), Rio Narcea Recursos, S.A. (“RNR, S.A.”), Rio Narcea Nickel, S.A. (“RNN, S.A.”), and Rio Narcea Recursos, Ltd. (“RNR Ltd.”).  RNR Ltd. is organized under the laws of Ontario, and the other four subsidiaries are organized under the laws of Spain.

D.

Property, Plant and Equipment

Overview

The Company has substantially increased its property position in northern Spain and Portugal since the acquisition of the Rio Narcea Gold Property, which hosts the El Valle and Carlés gold mines, by acquiring mineral rights throughout the region.  Through its wholly-owned subsidiaries, the Company controls 7,068 square kilometers of mineral rights, investigation and exploration permits and exploration licenses in Spain and Portugal.

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

The Company has recently entered into an agreement with Outokumpu Mining Sucursal Espana to acquire up to a 70% interest in the Lugo properties located in northern Spain.  The Lugo properties cover 387 square kilometers in the regions of Galicia and Leon in northwestern Spain.  For further details regarding the terms of the agreement see “Item 4-A. Recent Developments – Agreement Signed with Outokumpu”.

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

For the Aguablanca project and any other within the State Reserve, the State retains a royalty equal to a percent of the NSR to be paid annually at the start of the first year of commercial production in relation to the average annual nickel price according to the following scale:

Average Annual Nickel Price ($/tonne)
Minimum	Maximum	NSR
0	4,945	0.5%
4,945	6,235	1.0%
6,235	7,740	1.5%
>7,740		2.0%

In addition, the Company will pay a royalty to Atlantic Copper, S.A. (“AC”) (a wholly-owned subsidiary of Freeport-McMoRan Copper & Gold Inc.) commencing at the start of the second year of commercial production, according to the appropriate formulas detailed below, based on the yearly average prices for copper (“Cu”) and nickel (“Ni”).

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

Classification of Mineral Reserves

The following table summarizes the Company's mineral reserves as of December 31, 2002:

GOLD OPERATIONS
Category		Tonnes (000’s)	Grade (g/t)	Contained Ounces (000s)
Mineral Reserves[1,2,4]
El Valle	Proven	1,006	6.95	225
	Probable	359	4.69	54
	Total	1,365	6.35	279
Carlés	Proven	715	4.60	106
	Probable	195	4.36	27
	Total	910	4.55	133
Total reserves		2,275	5.63	412

BASE METAL PROJECT
Category	Tonnes (000's)	Ni (%)	Cu (%)	Combined PGM (g/t)	Au (ppm)
Mineral Reserves[3]
Aguablanca	Proven	13,600.66	.47	.48	.13
Probable	2,100.62	.44	.45	.12
Total reserves	15,700.66	.46	.47	.13

(1)

Updated mineral reserves, as of December 31, 2002, are stated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Updates are prepared by or under the direction of Alan C. Noble, O.R.E. Reserves Engineering, Colorado, U.S.A., who is the independent "Qualified Person" for Rio Narcea as that term is defined in National Instrument 43-101.

(2)

Updated mineral reserves have been estimated using an appropriate cut-off grade based upon a gold price of $320 per ounce.

(3)

Mineral reserves for the Aguablanca project are based upon the July 2002 Feasibility Study Report. The estimates of mineral reserves were calculated using a €8.23/tonne NSR (equal to 0.256%  Ni equivalent cut-off grade).

(4)

Contained ounces figures are before mill recovery factors are applied.

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

GOLD OPERATIONS

El Valle Mine

Financing Arrangements

On October 26, 2000, the Company entered into a new credit agreement with Deutsche Bank, S.A.E. (“Deutsche Bank”) and settled the remaining balance of loans with Standard Chartered Bank and several Spanish institutions.  The refinancing package included:

•

$19 million secured debt financing (the “Long-term Debt”)

•

$3.5 million loan facility (the “Loan”) with options to purchase up to 3,500,000 Common Shares

•

$1.5 million of standby working capital facility

•

$2.4 million (€2.3 million) guarantees for the collection of subsidies

•

Gold hedging facility

The Long-term Debt and the Loan have terms of five and six years respectively, with no payments due the first year.  The new gold hedge facility provides downside protection for the sale of approximately 70% of Rio Narcea's planned production with puts at $280 and €300 per ounce. As part of this facility, the Company sold call options on approximately 50% of the planned production at an average price of $365 and €405 per ounce. In May 2002, the Company purchased the $365 per ounce call options, which mature in and subsequent to 2003, at an aggregate price of $1.1 million.  This gold hedging program is not subject to margin requirements and was entered into pursuant to the Company's obligations with Deutsche Bank while still providing the Company with significant leverage to future gold price increases.

On February 14, 2003, Rio Narcea announced a reduction in its gold hedge position.  The Corporation purchased €405 per ounce gold calls, which mature in and subsequent to mid-2005 and represent 82,736 ounces for a total cost of Cdn.$2,84 million. Following the reduction in its gold hedge position, the Company is left with  €405/oz calls on 111,418 ounces from now to mid-2005 and a small forward sales contract (13,647 ounces through 2006 at $301/oz). The Company's gold hedging program was implemented pursuant to the loan arrangement with Deutsche Bank to cover market and exchange risks for the period of the credit facility. This hedging program is not subject to margin requirements.

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

Mineral Reserves

The Company's December 31, 2002 mineral reserve estimate for the El Valle mine is 279,000 ounces of gold in 1.4 million tonnes of material with an average grade of 6.4 grams per tonne gold.

El Valle Mine –Reserves as at December 31, 2002

	Tonnes (000's)	Grade (g/t)	Gold Ounces (000's)
Proven reserves	1,006	6.95	225
Probable reserves	359	4.69	54
Total mineral reserves[1]	1,365	6.35	279

Note:

(1)

Gold Price:

US $320/ounce

Reserves are stated after mining recovery and dilution have been taken into account.

El Valle Mine - Reserves as at December 31, 2001
	Tonnes (000's)	Grade (g/t)	Gold Ounces (000's)
Proven reserves	1,559	6.89	345
Probable reserves	462	5.53	82
Total reserves[1]	2,021	6.58	427

Note:

 (1)

 Gold Price:

$280/ounce

Euro exchange rate:

$1.00 = €1.0698

Average copper grades for the El Valle mine are .25% copper. In areas with low copper (<.15%), no attempt will be made at flotation recovery. A 60% recovery is expected for higher grade copper mineralization within the reserves.

Reserves are stated after mining recovery and dilution have been taken into account.

Mining

The El Valle mine is being exploited using conventional, open pit methods.  The original mine plan was for mining to proceed sequentially through the three pits starting with the Boinás West pit, followed by the Boinás East pit and finishing with the El Valle pit.  Mining of the Boinás West and Boinás East pits were completed in the second quarter of 1999 and January 2002, respectively.  Pits were designed based on slope parameters provided by the geotechnical consultants, and economic and process parameters provided by the Company.3

Recommendations for safe pit slopes are based on the assumption that the limestone formation at the footwall of the El Valle pit will by fully de-watered, and slopes are reviewed constantly with new mapping and mining experience, including periodic reviews by outside consultants.  An adit approximately 1,100 meters long was driven beneath the El Valle pit to achieve the necessary dewatering by gravity discharge.  Initial pit optimization was done using conventional floating cone methods followed by manual design to smooth the floating cone contours, to add roads, and to further optimize the pit outlines.  Two independent contractors, under the supervision of the Company's staff, are employed for all mining and pre-stripping activities.  Grade control is carefully managed through the Company's system of computerized controls with bar-coded data entry for the lithology, position and assays of each reserve block.  The mining plan is reviewed and revised periodically based on mining experience.

The overall project stripping ratio is 23:1 (waste:ore).  The Company adopted a new mine plan at mid-year 2000 in order to maximize near-term cash flow from the operation.  The new mine plan permits the access of high-grade ore earlier than projected to maximize production and reduce operating costs through an accelerated waste removal program.  Mining of the Sienna zone of the Boinás East pit started in the second quarter of 2001 and was completed in early January 2002.  Access to the high-grade Charnela zone of the El Valle pit was achieved in March 2002 and is the major source of mine production.  If no further underground resources are developed, the open pit mine life will be completed by mid-2005.  The Company is currently excavating an underground access ramp that together with the drainage adits totals 3.9 kilometers in length.  The underground access ramp is being used for infill drilling below the mined out Boinás East pit. Built to production size and specifications, the ramp can provide access for possible future underground mining. The Company expects that new underground mineral reserves will be defined and when combined with the open pit reserves will extend the open pit mine life of the El Valle operation.  The Company expects the feasibility study to be completed by mid-2003 and the commencement of underground operations thereafter.

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

Process Plant

The processing plant at El Valle, constructed and designed by Fluor Daniel-Signet, was designed in accordance with the metallurgy described above to process 600,000 tonnes of ore per year to produce doré and copper gravity and flotation concentrates.  Overall recovery of the remaining El Valle copper is expected to average 35%.  The plant was designed to permit expansion of capacity to 750,000 tonnes per year.  At present, a rate of almost 800,000 tonnes per year has been achieved.  Although the quantities of doré and concentrate may fluctuate depending on the source of the ore being processed, the distribution of gold production in 2002 was 29% and 71% of doré and copper concentrate, respectively.  The anticipated distribution for 2003 is 47% and 53%, respectively, as a result of the improvements to the plant finalized in December 2002.

The Company designed, installed and commissioned a new leaching plant for high-grade concentrates into bullion in the third quarter of 2002. The new circuit successfully recovered more gold into high-paying bullion while also rejecting penalty elements like arsenic, thus improving the overall net smelter returns on the products.

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

Production Forecast

The El Valle plant produced 177,225 ounces of gold in 2002 at a cash operating cost of $143 per ounce, which includes processing approximately 118,000 tonnes of ore from the Carlés mine.  The El Valle plant is forecast to produce over 155,000 ounces of gold in 2003 at a cash operating cost of approximately $135 per ounce, which includes processing approximately 150,000 tonnes of ore from the Carlés Mine.  With the implementation of the new mine plan, the average cash operating cost, including stripping costs, over the remaining open pit mine life, is estimated at approximately $130 per ounce.

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

El Valle Exploration Potential

The Company is focusing on the underground exploration and development of the El Valle mine.  Drilling has defined the underground portion of the El Valle deposit to contain 1.13 million tonnes of mineralized material grading 7.61 grams per tonne.  In 2002, Rio Narcea completed 14,500 meters of drilling to confirm the continuity and style of the underground mineralization and to explore for new zones around the margins of the open pits.

Prior to the end of 2002, the Company embarked on a four-hole, deep drilling program to examine the deep potential of the deposit.  The program identified, below the 300-metre level in the central portion of the El Valle pit, a previously unknown mineralized breccia that exceeded 70 metres in thickness.  Further drilling is planned to evaluate the economic potential of this newly discovered mineralized zone.

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

From 1986 to 1991, Durandel (a wholly-owned subsidiary of “Anglo”) and HCC carried out 20,732 meters of core drilling in a total of 193 holes and completed 1.5 kilometers of underground decline and strike drives at the Carlés deposit.  A positive feasibility study for mining the Carlés deposit was completed in February 1991.  However, Concord Minera Asturiana, S.A. (“CMA”), a company controlled by Benton and part of the Concord group of companies (“Concord”), concluded that approximately two-thirds of the investigated zone required additional drilling to prove continuity of the mineralized envelope.  During 1997, Rio Narcea completed an infill drilling program comprising 16,300 meters in 134 holes, focusing on near-surface mineralization of the North zone, to confirm the Anglo findings and to establish continuity in the ore zones.4  See “Item 4-D. Drilling and Sampling Procedures”.

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

At year-end 2002, proven and probable reserves at Carlés were estimated at 133,000 ounces in 0.9 million tonnes of material with an average gold grade of 4.6 grams per tonne.  Of this amount, 58,000 ounces are contained within the open pit and the stockpiled ore.  The deposit remains open for extension at depth.

Although open pit ore production is continuing, underground development has been accelerated to commence underground ore extraction by mid-2003 and ramping up during 2003/2004 to complement open pit production.  The ramp and crosscuts from the earlier work by Anglo American are being re-furbished and supplemented by a ventilation raise and some minor additional development to facilitate the exploitation of easily accessible high-grade ore. In parallel, the other part of the Carlés orebody is being re-evaluated in the context of the overall underground mining feasibility study currently being conducted at both mines.

The addition of the Carlés ore is expected to extend the El Valle mine life and contribute significantly to the Company's annual gold production.

Carlés Mine - Reserves As at December 31, 2002
	Tonnes (000's)	Grade (g/t)	Gold Ounces (000's)
Proven reserves	715	4.60	106
Probable reserves	195	4.36	27
Total reserves[1]	910	4.55	133

Note:

 (1)

Gold Price:

$320/ounce

Reserves are stated after mining recovery and dilution have been taken into account.

Carlés Mine - Reserves As at December 31, 2001
	Tonnes (000's)	Grade (g/t)	Gold Ounces (000's)
Proven reserves	806	4.62	120
Probable reserves	215	4.29	30
Total reserves[1]	1,020	4.55	149

Note:

 (1)

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

The Godán project is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property.  Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.  No exploration work has been conducted on the Godán deposit since completion of the drilling program mentioned above.

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

In 2000, the Rio Narcea/Barrick JV drilled 520 meters in three holes testing the down dip extension to mineralization in the mineralized breccia pipe and the strike extension to mineralization along the east-west trending structure.  The drilling program identified a new northeast trending mineralized structure and better defined the geometry of the deposit.  No exploration work was conducted after 2000. The upper portion of the deposit could potentially be mined by open pit methods.  The higher grade intercepts are open at depth and further definition drilling is necessary to evaluate the underground potential.

The La Brueva project is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property.  Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

Santa Marina Prospect

The Santa Marina prospect, located just two kilometers north of the El Valle mine, was discovered in the last phases of the Rio Narcea/Barrick JV program in 2000.  Hole SM-5 penetrated a 100-meter thick, near vertical zone of breccia that closely resembles the style of mineralization at El Valle.  The hole intercepted a total grade thickness of 90 grams x meters / tonne in a breccia with three intervals including 1.0 meter assaying 22 grams per tonne, 2.5 meters assaying 16.1 grams per tonne and 8.2 meters assaying 2.0 grams per tonne gold between 170 and 210 meters below surface.  Although found after deep drilling tested the stratigraphy below the thrust plate to the east, the Santa Marina structure lies to the west of the thrust and below less than 40 meters of Tertiary sediments.  During 2002, Rio Narcea drilled 1,426 meters in three holes at Santa Marina to test the target to the north of SM-5.  Although no significant width of gold mineralization was identified by the program, the drilling extended the strike length of the structure 200 meters to the north and continued to encounter high-grade, gold mineralized clasts that are mixed with unmineralized quartzite.

Santa Marina remains a very intriguing target.  The presence of quartzite clasts that originate nearly 200 meters stratigraphically above the jasperoid in a polymict breccia suggests that Santa Marina is a collapsed system of epithermal gold mineralization.  A detailed petrographic analysis of the jasperoid clasts, which average 15 g/t gold and occur in sizes up to 1 meter in diameter, support geochemical studies and indicate that the original rock was a skarn that has been highly altered, silicified and gold mineralized by an overprinting, gold mineralizing event. This type of mineralization is identical to that being mined at El Valle.  The large size of the structure and its probable extension one kilometer to the north, suggest that the origin of the skarn may be the intrusive near the Villaverde Roman pit. The combination of the size of the Villaverde intrusive, the style of mineralization, and the large structure at Santa Marina could indicate a possible deposit of the size and style of the El Valle gold deposit.   The Santa Marina prospect is one of three mineralized fault breccias on the Rio Narcea gold belt. Ranging from 50 to 100 meters in thickness and extending up to 750 meters in length, similar mineralized breccias occur along an east-west orientation at La Brueva and, most significantly, along a north-south orientation to the south of Villaverde.

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

A small exploration program in 2002 completed 1,693 meters of drilling in eight holes to test four isolated targets on the Penedono property.  The most significant drill hole results include 1.6 meters assaying 7.8 g/t gold at a depth of 55.6 meters below Vein 4 at Mina San Antonio, 10.4 meters averaging 1.6 g/t gold at a depth of 56.1 meters at Dacotim and 10.1 meters assaying 10.1 g/t gold at a depth of 193.3 meters at Turgueira.  Although the impact of the drilling program has little economic significance for the project, the Penedono property contains six significant gold occurrences in an area of approximately 15 square kilometers thought to be related to a single, intrusive related, mineralizing event.  Considering the encouraging results of the surface work on the property and the paucity of drilling to investigate the potential of the area, the Penedono  project remains an attractive target for future exploration in Portugal.  The Penedono project is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property.  Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

BASE METAL DEVELOPMENT PROJECT

Aguablanca Deposit

Financing Arrangements

On June 28, 2001 Rio Narcea arranged a $4 million credit facility to finance the acquisition and exploration of the Aguablanca project. On July 3, 2002, Rio Narcea announced that it had repaid the principal amount owing under a $4 million credit facility.   In connection with such debt repayment, options to purchase 5,825,809 common shares in the capital of the Company issued to Deutsche Bank as part of the credit facility were exercised at a price of Cdn$1.044050 per share for gross proceeds of $4 million.  Following such exercise, the shares were sold by Deutsche Bank with the assistance of Haywood Securities Inc.

On December 10, 2002, the Company signed a mandate to arrange and underwrite a project financing facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. for the construction of the Aguablanca project.  The proposed project loan facility consists of a six year senior amortizing loan facility of $45 million; a subordinated convertible loan facility of $5 million (conversion price at 30% premium over the average of the daily closing prices of the Common Shares for the months of November and December 2002); a stand-by senior cost over-run facility of $5 million; and a nickel and copper hedging facility to cover the equivalent of 50% of the nickel production during the term of the loan.  The commodity hedge program will be structured with puts and calls that will provide adequate downside protection while enabling the Company to benefit from upside gains.  The project loan facility is subject to completion of due diligence, legal documentation and final internal bank and regulatory approvals.  In addition, the Company executed and signed a credit facility of  €6.0 million (approximately $6.3 million) with Barclays Bank, S.A.E. to finance the VAT of the costs of the project construction.

On February 6, 2003, the Company completed an equity financing of 12,000,000 special warrants for gross proceeds of Cdn.$27 million. A portion of the net proceeds have been and will be used to fund the equity portion of the construction of the Aguablanca project. See Item 2.  “Recent Developments – Special Warrant Financings”.

On January 31, 2003, Rio Narcea prepaid $3.6 million of the debt outstanding under its credit agreement (the “Credit Agreement”) dated October 26, 2002 with Deutsche Bank S.A.E. and Deutsche Bank AG London (collectively, “Deutsche Bank”).  The prepayment comprised 100% of an installment due in April 2003 under the Credit Agreement and 50% of an installment due in October 2003 under the Credit Agreement.  In consideration of the prepayments under the Credit Agreement, Deutsche Bank agreed to allow Rio Narcea to use cash flow from its El Valle and Carlés gold operations, up to and including October 31, 2003, to finance the development of the Aguablanca project.

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

The Aguablanca deposit is part of the Ossa Morena project which includes mineral rights in the provinces of Badajoz, Cordoba, Sevilla, and Huelva.  The mineral rights consist of leases, options to purchase or freehold interests in registered exploration permits, surveyed investigation permits, and state mineral reserves covering a total surface area of approximately 4,445 square kilometers.

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

In March 2001, the Company signed an option agreement with AC to acquire a 50% interest in the Aguablanca project.  Rio Narcea conducted an extensive due diligence study that included metallurgical tests, mine plan review and optimization, 513 meters of drilling, detailed geotechnical studies, re-logging of 5,600 meters of core and re-assaying 40% of the samples from 33,000 meters of drilling by the previous owners.  With positive results obtained from the due diligence study, the Company exercised its option to acquire 100% of the Aguablanca project from AC and the Spanish Government on July 5, 2001. See “Item 4-A. Corporate Development -- Acquisition of the Aguablanca Project”.

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

A cut-off of €8.23/tonne NSR (equal to approximately 0.256% Ni equivalent) was selected for mill ore feed. A marginal cut-off of 0.24% Ni was estimated to cover process and general costs of $6.6/tonne. Ore production was set at 1,500,000 tonnes per annum. During the first three months of operation the costs could be capitalized but were not capitalized for the BFS economic evaluation.

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

Mineralized core is diamond sawed into halves and prepared using LM1 and LM5, or LM4  pulverizers and ESSA automatic splitters to achieve larger sample weights and smaller particle sizes for splitting. Half cores, rejects, and sample splits are archived in clean, well organized storage facilities at the respective project sites.   An elaborate ventilation system, specially designed hoods, vacuums, clean quartz sand between sample crushing, and constant supervision for possible contaminants are part of a continuing effort to eliminate errors due to sample contamination.

Gold assays are conducted on two-assay-ton samples using fire assay with gravimetric or AA finish (depending on grade) routinely include an 8 and 11 atomic absorption trace element analysis. Nickel exploration assays are atomic absorption for nickel, cobalt, and copper with fire assay on two-assay-ton samples for gold, platinum and palladium.  Nickel soil and rock chip samples are routinely assayed with ICP multi-element for 30 trace elements.  Rio Narcea’s sample protocol requires data verification and quality control by re-assaying a minimum of 5% of the mineralized intervals at an independent laboratory to check the accuracy and precision of the data from the ongoing work.  Assay data is electronically entered into the Company database and periodically compared to hardcopies of the data.  Intercepts are routinely inspected for anomalous results in comparison to nearest neighbor intercepts.  Approximately 15-20% of all mineralized intercepts in exploration holes are re-assayed to verify accuracy and precision as well as consistency of assay results.  Grade control assays are done in house with check assays sent to ITMA Laboratories (Oviedo, Spain), which duplicate procedures used by the Company.  Assays for exploration holes are done by ITMA Laboratories with re-assays by Rocky Mountain Laboratories (Reno, Nevada, USA).  One duplicate, one blank, and one standard are routinely used for quality assurance.  Finally to minimize data entry error, the geochemical data is downloaded into the Company's database, through a modem or email directly from the laboratory and periodically checked with hardcopies of all data that is kept in drill hole files in the respective project offices.

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

A.

Operating Results

The following discussion of the operating results and financial position of the Company should be read in conjunction with the 2002 Financial Statements of the Company and related notes. This financial information was prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Reference should be made to Note 15 of the 2002 Financial Statements for a reconciliation of Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”). All amounts are in U.S. dollars unless otherwise indicated.

For Year Ended December 31, 2002

Key Highlights

*

Record gold production of 177,225 ounces at a cash operating cost(a) of $143 per ounce

*

Net earnings of $9.7 million ($0.13 per share)

*

Operating cash flow of $14.1 million

*

Reduction of $11 million in short-term bank indebtedness and long-term debt

*

Completion of special warrant financing for gross proceeds of Cdn$7.2 million ($4.5 million)

*

Significant reduction of hedge book

*

Signing of a mandate letter for Aguablanca project financing

*

Completion of special warrant financing for gross proceeds of Cdn$27 million ($17.7 million) in February 2003

(a) See “Non-GAAP measures” section.

Results of Operations

For the fiscal year ended December 31, 2002, Rio Narcea generated a profit of $9,697,500 ($0.13 per share) compared to a net loss of $3,714,500 ($0.06 per share) in 2001 and a net loss of $7,407,500 ($0.11 per share) in 2000.

Revenues

Record gold production for the second consecutive year at the Company’s gold operations resulted in revenues increasing to $55,506,300 in 2002 compared to $33,956,000 in 2001 and $24,405,300 in 2000. The increase in revenue was a result of higher production and a significant improvement in the realized gold price.

Gross Revenue (millions)

The Company achieved record gold production of 177,225 ounces in 2002, a 42% increase from 2001 and an 83% increase from 2000. This significant rise was the result of higher head grades combined with higher mill throughput and improved recoveries.

Summary of Gold Operations
	2002	2001	2000
Tonnes of ore milled	753,411	649,149	723,588
Grade (g/t)	7.7	6.5	4.6
Recovery (%)	94.4	91.2	89.7
Gold production (oz)	177,225	124,363	97,016
Cash operating cost ($/oz)(a)	143	219	295
Total operating cost ($/oz) (a)	268	268	307

(a) See Non-GAAP measures section.

The average realized gold price, including the gold and foreign exchange cash hedging effect, increased to $307 per ounce in 2002 from $263 per ounce in 2001 and $247 per ounce in 2000 as a result of the combined impact of a higher average spot price and a smaller loss from the foreign exchange hedging. The average spot price in 2002 was $310 per ounce versus $271 per ounce in 2001 and $279 per ounce in 2000. The remaining foreign exchange hedging expired in January and February 2002.

A reconciliation of gold sales before giving effect to hedging transactions to Gold sales in the consolidated statements of operations and deficit is as follows:

	2002		2001	2000
	$000	$/oz	$000	$/oz	$000	$/oz
Gold sales before hedging	54,680	309	33,782	272	26,338	271
Cash gold hedging effect	(6)(a)	(0)	724	6	1,350	14
Cash foreign exchange hedging effect	(300)	(2)	(1,756)	(15)	(3,750)	(38)
Realized gold sales	54,374	307	32,750	263	23,938	247
Non-cash gold hedging effect	1,132	6	1,172	10	338	3
Gold sales	55,506	313	33,922	273	24,276	250

Average spot price		310		271		279
Production (oz)		177,225		124,363		97,016

(a)

Does not include the acquisition cost of the gold calls settled in May 2002.

Operating Expenses

Operating expenses totalled $47,481,500 in 2002 compared to $33,330,200 and $29,824,700 in 2001 and 2000, respectively. Additional gold production is the main reason for this increase. Total operating cost per ounce (see Non-GAAP measures section) amounted to $268 in 2002 compared to $268 in 2001 and $307 in 2000.

Cash operating costs per ounce (see Non-GAAP measures section) declined markedly to $143 in 2002 from $219 in 2001 and $295 in 2000 as a result of increased gold production combined with higher grade and higher recoveries. In 2001, production was slightly hampered in June and July by ore from the Boinas East pit, which contained unexpectedly high copper grades and certain impurities, resulting in increased copper concentrate treatment charges and the stockpiling of approximately 100,000 tonnes of high-grade ore containing 7 to 8 grams per tonne gold and up to 3% copper. This ore was blended with lower copper grade ore and processed in the first half of 2002.

Cash Operating Costs ($/oz)

Mining costs incurred on development activities comprising the removal of waste rock to initially expose the ore at open pit mines (“overburden removal”), commonly referred to as “deferred stripping costs,” are capitalized.  Amortization is calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold for gold projects and tonnes of nickel for nickel projects, in current operating mines (proven and probable mineral reserves). Amortization is charged to operating costs as metal (gold or nickel) is produced and sold, using a stripping ratio calculated as the ratio of total cubic metres to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over life of the mine. Applying this ratio yields a theoretical amount of overburden moved in a year, the total costs for which are determined by using an average cost per cubic metre.  The average cost per cubic metre is calculated using (i) actual costs of overburden removal incurred to date, with no reference to future expenditures and (ii) actual cubic metres of overburden removed to date.  This results in the recognition of the cost of stripping activities over the life of mine as metal (gold or nickel) is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally results in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period of time.

The stripping ratio for 2002, 2001 and 2000 in cubic metres per tonne of overburden to proven and probable ounces of gold was approximately 53:1, 56:1 and 51:1, respectively. There has been no stripping activity in relation to nickel projects during 2002, 2001 and 2000.

The deferred stripping cost per ounce of gold produced in 2002, 2001 and 2000 was $96, $90 and $87, respectively. The cost per ounce of gold produced in the local operations functional currency was €102, €101 and €94, respectively. Differences, from year-to-year, in the stripping ratio and the average cost per cubic metre originate from variations in proven and probable mineral reserves, changes in pit design, changes in the cost of waste moved in a year and variations in the estimate of waste to be moved over the life of the mine. The Company does not expect significant variations in these factors in the future. An increase in the stripping ratio, year over year, results in more amortization recorded in the statement of operations and a decrease in the stripping ratio, year over year, results in the opposite effect.

The amount of deferred stripping costs expensed for the year ended December 31, 2002, was approximately $17,059,500 compared to $11,239,700 in 2001 and $8,444,600 in 2000.  These amounts are included in Deferred stripping and other mining expenses on the consolidated statements of operations and deficit.

Some mining companies expense stripping costs as incurred, which, if followed by the Company would result in greater volatility in year-to-year results of operations.  During 2002, there were less stripping costs capitalized than amortized, due to the ratio of cubic meters of waste removed to total cubic meters to be removed over the life of the mine being lower than the ratio of ounces of gold produced to total ounces of gold produced over the life of the mine. Therefore, operating costs are higher than they would have been if actual stripping costs were expensed in the year they were incurred.  The opposite occurred during 2001 and 2000.  If stripping costs had been expensed as incurred, operating costs would have decreased by $4,818,200 in 2002, and increased by $3,315,900 in 2001 and $6,890,900 in 2000.

The deferred stripping accounting described above does not give rise to an increase or a decrease in the actual ore grade extracted.  In addition, mining costs associated with waste removal, other than overburden removal, are not capitalized. Deferred stripping costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under note 2 – Mineral properties – (vi) Property evaluations.

Depreciation and Amortization

Depreciation and amortization expenses in 2002 were $9,180,500 compared to $5,142,400 and $3,388,500 in 2001 and 2000, respectively.

Exploration Costs

Exploration costs were $2,737,700 during 2002 compared to $2,342,900 in 2001 and $2,575,900 in 2000. The increase in 2002 reflected the Company’s exploration activities at Aguablanca before completion of the bankable feasibility in July 2002, amounting to $2,002,000 in 2002 and $1,763,300 in 2001.

Administrative and Corporate Expenses

Administrative and corporate expenses for the year ended December 31, 2002, increased to $3,583,200 from $1,703,500 in 2001 and $1,957,200 in 2000 due primarily to higher legal, accounting and financial advisory fees and increased corporate activity in light of the development of the Aguablanca nickel mine.

Financial revenues and expenses

Financial revenues and expenses amounted to net revenues of $1,672,700 in 2002 compared to net expenses of $4,340,300 and $1,988,100 in 2001 and 2000, respectively.

Interest income amounted to $102,600 in 2002 compared to $31,200 and $124,600 in 2001 and 2000, respectively, corresponding to higher cash balances.

The Company realized gains of $3,810,600 on foreign currency exchange compared to losses of $1,105,500 in 2001 and gains of $663,500 in 2000. The Company’s debt facilities are denominated in U.S. dollar. The strengthening of the Euro in 2002 resulted in a greater purchasing power when measured in U.S. dollars.

Interest expense and amortization of financing fees in 2002 declined to $2,240,500 from $3,266,000 in 2001 and $2,776,200 in 2000 as a direct result of the decrease in long-term debt and U.S. interest rates paid on its loan facilities. The increase from 2000 to 2001 was the result of a higher level of debt partly offset by lower U.S. interest rates.

B.

Liquidity and Capital Resources

Operating Activities

Cash flow from operating activities totaled $14,138,300 in 2002 compared to negative $916,900 in 2001 and negative $8,006,700 in 2000. Before changes in non-cash working capital items, operating cash flow amounted to $20,811,300 in 2002 compared to negative $884,400 in 2001 and negative $10,681,000 in 2000. The significant improvement was largely due to higher production and reduced production costs from gold operations.

Cash Flow from Operations (millions)

Investing Activities

Capital expenditures incurred in 2002 totaled $5,757,500 compared to $6,372,200 in 2001 and $5,213,600 in 2000. Of this amount, approximately $3,055,300 was for mine development ($4,125,900 in 2001 of which $1,500,000 was associated with the acquisition of the Aguablanca project from Atlantic Copper; $2,745,800 in 2000) and $2,702,200 was for land, buildings and equipment ($2,246,300 in 2001; $2,467,800 in 2000).

During 2002, the Company collected a total of $1,966,700 in grants compared to $474,100 in 2001 and $3,915,300 in 2000. The Company collected the total outstanding amounts as at December 31, 2001, from the Directorate-General of Regional Economic Incentives (IFR) subsidies.

Financing Activities

The exercise of share purchase options granted to Deutsche Bank and employee stock options generated proceeds of $4,304,700 in 2002. On July 5, 2002, share purchase options that had been previously issued to Deutsche Bank, S.A.E (“Deutsche Bank”) under a $4,000,000 credit facility in respect of the Aguablanca project were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Coincident with the options exercise, the Company prepaid the principal amount owing under the facility. The Company also realized $304,700 from the exercise of employee stock options during 2002. In 2001, the Company recorded net proceeds of $184,200 ($2,018,500 in 2000) from the issue to Barrick Gold Corporation of 128,507 common shares of the Company (1,345,000 common shares in 2000) at a price of Cdn$2.25 per share (Cdn$2.25 per share in 2000) pursuant to the January 25, 2000, Naraval exploration agreement.

In March 2002, the Company strengthened its balance sheet by completing a placement of 9,000,000 special warrants at a price of Cdn$0.80 per special warrant to raise gross proceeds of Cdn$7,200,000 ($4,548,800). Net proceeds to be received after payment of expenses related to the offering were $4,101,900 (excluding expenses of $188,100, being the fair value of the additional warrants granted to the agent as part of its fees).  Each special warrant was exercised to acquire, without further payment on March 14, 2003, 1.1 common shares of the Company. The Company obtained a receipt for a final prospectus on March 7, 2003.

Proceeds from bank loans and other long-term liabilities totaled $1,401,200 in 2002. During 2002, the Company obtained a $904,800 loan from the Industrial and Technological Development Centre and reimbursable subsidies of $496,400 granted by the Ministry of the Economy. In 2001, they totaled $6,258,400 and consisted of the drawdown of $3,000,000 from its credit facility of $4,000,000 and $1,500,000 from its working capital facility with Deutsche Bank, and obtained loans with other banks totaling $1,758,400. The credit facility, discussed above, granted in June 2001 was used to finance the acquisition, feasibility study and exploration of the Aguablanca project.

Debt repayments with respect to existing loan facilities amounted to $13,706,500 during 2002. They included $3,000,000 repaid to Deutsche Bank to retire the Aguablanca current account credit facility (repayment of $4,000,000 net of the drawdown of the remaining $1,000,000 of the credit facility made in early 2003), scheduled payments totaling $4,750,000 to Deutsche Bank relating to the term loan facility, repayment of the $1,500,000 working capital facility, prepayment of $1,000,000 of the April 2003 scheduled payment to Deutsche Bank and other loans amounting to $3,167,100 related to VAT and grants. In addition, there was a reduction of $289,400 in accrued interest during 2002.

Financial Instruments Used by the Company

On October 26, 2000, the Company entered into a credit agreement with Deutsche Bank and settled the remaining balance of the loans arranged in 1997 and 1998 with Standard Chartered Bank and several Spanish institutions. In addition, the Company settled the put/call options arranged on August 1, 1997, which resulted in a gain of $5.2 million. The gain is being brought into income at the same time the gold production, which was being hedged, is recognized in income.

Within the credit agreement arranged with Deutsche Bank, the Company has the following facilities:

(a)

Term Loan Facility – $19,000,000

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

The term facility is to be repaid as follows: 12.5% semi-annually (April and October), starting April 30, 2002, with the final payment on October 31, 2005.  In December 2002, the Company prepaid $1,000,000 corresponding to the payment due in April 2003. In January 2003, the Company prepaid an additional $2,562,500 corresponding to the rest of the payment due in April 2003 and half of the payment due in October 2003.

As at December 31, 2002, the amount payable during 2003 under this facility is $3,750,000 (2001 – $3,750,000) and is included in current liabilities in the consolidated balance sheet.

(b)

Term Loan Facility – $3,500,000

This facility represents advances to the Company, to a limit of $3,500,000, to finance the expansion of the El Valle and Carlés projects.  The interest rate for these advances is LIBOR US$ + 2.2% per annum.  As at December 31, 2002, the full amount of the facility had been drawn down.

The Company is to make two instalment payments: $1,750,000 is due on October 31, 2005, and the remaining amount of $1,750,000 is due on October 31, 2006.

As part of the consideration for the term loan facility, the Company issued to Deutsche Bank 3,500 series A common share purchase options (“A Call Options”) and 3,500 series B common share purchase options (“B Call Options”).  Each Call Option entitles Deutsche Bank to subscribe for 500 common shares of the Company at an exercise price of $1.00 per share.

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

The proceeds of this facility were allocated between long-term debt ($2,527,100) and the A and B Call Options ($972,900). The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black Scholes model) were a volatility of 92%, average interest rate of 6.7% and average maturity of 5.5 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2002, calculated using the effective interest rate method, was $166,000 (2001 – $183,700).

(c)

Current account credit facility – $4,000,000

On June 28, 2001, Deutsche Bank granted a new current account credit facility with a limit of $4,000,000 at an interest rate, which is tied to the 3-month LIBOR US$ + 2.2%.  The amount drawn down against this facility amounted to $3,000,000 as at December 31, 2001, and a further $1,000,000 was drawn down in January and February 2003.  This credit facility is to be repaid in two equal instalments on October 31, 2005 and 2006.  This credit facility was used to finance the acquisition and exploration of the mineral properties of the Aguablanca project.

As part of the consideration for the current account credit facility, the Company issued to Deutsche Bank 2,912 series A common share purchase options (“A Options”) and 2,912 series B common share purchase options (“B Options”), and one exceptional A common share purchase option and one exceptional B common share purchase option.  Each A and B Option entitles Deutsche Bank to subscribe for 1,000 common shares of the Company and the exceptional options allow for the subscription of 905 and 904 common shares, respectively.  The exercise price in each case is $0.687 per share.  The other terms are the same as those prevailing for the options assigned to the $3,500,000 term loan facility.

The proceeds of this facility were allocated between long-term debt ($2,739,900) and the A and B Options ($1,260,100).  The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equalled the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black Scholes model) were a volatility of 92%, average interest rate of 5.7% and average maturity of 4.8 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2002, calculated using the effective interest rate method, was $116,900 (2001 – $112,200).

On July 5, 2002, options issued to Deutsche Bank under the facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Coincident with the options exercise, the Company repaid the principal amount owing under the facility (see note 11).

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

Amounts shall be repaid in full on the last day of the interest period relating to each standby working capital advance.  This loan is renewable on a revolving basis with a final maturity on October 26, 2004.  As at December 31, 2002, this loan had not been drawn down (2001 – $1,500,000).

(e)

Guarantee Facility

The Company has been provided two guarantees: (1) the IFR Guarantee, and (2) the Hedging Guarantee.

The IFR Guarantee, in the maximum amount of €2,319,906, was to be used to secure/discharge obligations of the Company to the “Dirección General de Política Sectorial” of the Spanish Ministry of the Economy in relation to the IFR subsidy.  This guarantee was cancelled in December 2001 as the Company complied with the conditions established for the granting of this subsidy.

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

-

The Company is required to comply with current legislation in force and arrange adequate risk hedging on a timely basis.

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

As at December 31, 2002 and 2001, it is the Company's understanding that all these obligations have been fulfilled.

All the financing granted by Deutsche Bank are secured by the assets and shares of RNGM, S.A. (gold assets) and specifically secured by mortgages on the El Valle and Carlés mineral properties.

Loan agreements schedule at December 31, 2002:

$ Outstanding

Currency

Maturity

Short-term

Long-term

$

$

Project finance/mortgage loans

Deutsche Bank

$

October 31, 2006

3,750,000

12,376,900

Industrial and Technological

Development Centre (1)

Euros

March 31, 2007

165,500

988,500

Ministry of Science and

Technology (1)

Euros

October 31, 2011

—

126,100

Bansaleasing

Euros

November 4, 2004

91,600

83,600

Banco Bilbao Vizcaya

Argentaria, S.A.

Euros

July 5, 2004

42,100

17,700

Accrued interest payable

Euros

151,400

—

4,200,600

13,592,800

(1)

These loans are used to finance research projects to be performed by the Company.

Except for the loans from the Industrial and Technological Development Center and the Ministry of Science and Technology, which were granted at a zero interest rate, the aforementioned loans from credit entities bear interest tied to LIBOR US$, EURIBOR (European interbank offering rate) or MIBOR (Madrid interbank offering rate) plus a spread ranging from 1.0% to 2.2%.

In addition, in December 2002, the Company signed a mandate to arrange and underwrite a project financing facility in relation to its Aguablanca project and has executed and signed a credit facility of €6 million ($6.3 million approximately) with Barclays Bank, S.A.E. to finance the VAT of the costs of the project construction (see note 6).

The Company also has executed, in January 2003, a credit facility of €2.4 million (approximately $2.5 million) with Caja Castilla La Mancha to finance VAT related to its gold operations.

The required principal repayments of the Company on its long and short-term debt are as follows:

Year

Balance

$

2003

4,200,600

2004

5,144,600

2005

6,526,800

2006

1,703,500

2007

145,800

2008 and thereafter

72,100

17,793,400

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

Balance Sheet

Assets and Liabilities

Total assets increased to $86,240,500 at December 31, 2002, from $75,721,100 in the previous year principally attributable to a higher cash balance and an increase in stockpiled ore. Cash and cash equivalents increased by $5,931,400 to $7,736,500. The improvement in the cash position of the Company resulted from the excellent cash flows generated by the gold operations. Stockpiled ore increased by $4,479,700, which represents approximately seven months of plant capacity. The value of mineral properties, net of depreciation, decreased to $27,712,700 in 2002 from $28,881,200 in 2001.

The Company’s working capital improved significantly at the end of 2002 to $9,068,900 compared to a deficit position of $9,995,400 at the end of 2001 due to the increase in cash and stockpiled ore, and the reduction in short-term debt. The 2001 working capital deficit resulted primarily from the following factors: (i) the capital expenditures necessary to accelerate waste removal at El Valle in accordance with the revised mine plan implemented in mid-year 2000, and (ii) the inclusion of the short-term portion of the long-term debt with Deutsche Bank, amounting to $4,750,000, as a current liability.

Long-term debt was $13,592,800 at December 31, 2002, compared to $19,228,000 at the end of 2001.

Shareholders' Equity

Shareholders' equity increased to $52,992,100 in 2002 from $28,515,900 in 2001. This increase resulted mainly from the combination of the net income of $9,697,500 for the year, the positive foreign currency translation adjustment of $6,766,100 due to the appreciation of the Euro in relation to the U.S. dollar, the issuance of common shares totalling $4,652,100 and the net proceeds of $3,913,800 from a special warrant issue.

Significant Critical Accounting Policies

The preparation of the Company’s financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of proven and probable mineral reserves, recoverable metals therefrom and/or assumptions of future commodity prices.  Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value), the potential impairment of long-lived assets and the ability to realize income tax benefits. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to income. In addition, management estimates costs associated with reclamation of mining properties as well as remedial costs for inactive properties. On an ongoing basis, management evaluates its estimates and assumptions. However, actual amounts could differ from those based on such estimates and assumptions. A summary of the significant accounting policies, including critical accounting policies, is set forth in note 2 of the consolidated financial statements.

Risk and Uncertainties

The El Valle and Carlés gold mines are the Company's main operating assets. The Company's success is ultimately dependent upon the ability of the Company to continue the development and economical exploitation of its mineral reserves. In addition, fluctuations in commodity prices, primarily gold, and currency exchange rates and other unforeseeable events impact the Company's ability to continue to finance and develop its projects.

Rio Narcea enters into hedging transactions to mitigate the risk of declining commodity prices in accordance with policies approved by its Board of Directors. Pursuant to the Company’s loan arrangement with Deutsche Bank, the Company entered into put and call option contracts to cover gold market and exchange rate risks for the period of this credit facility. This gold hedging program is not subject to margin requirements and still provides the Company with significant leverage to future gold price increases. In May 2002, the Company purchased US$365 calls with maturity in 2003 and subsequent years and de-designated existing written calls as hedges. The acquisition cost of these calls was $1,090,700. The estimated fair value of the Company’s hedge book as at December 31, 2002 is negative  $333,000 based on the market conditions prevailing at that date.

While revenues from mining operations are received in U.S. dollars and prices for the metals that Rio Narcea sells are quoted in U.S. dollars, the majority of operating and capital costs are paid in Euros, which can give rise to significant foreign currency transaction exposure. Rio Narcea has gold puts denominated in Euros to partially mitigate this risk. The Company has also employed foreign currency hedging transactions, which have expired as of February 2002.

The following table details the Company's hedging position as at December 31, 2002:

Gold
Year	Type of Contract	Ounces	Price per Ounce
2003-2006	Put	76,540	$280
		270,902	€300
	Call	194,154 (a)	€405
2003-2006	Forward	13,647	$300.98

(a) In February 2003, the Company purchased €405 per ounce gold calls representing 82,736 ounces. After the transaction there are only written calls on 111,418 ounces of gold without matching purchased calls (see Subsequent Events).

The Company’s earnings and cash flows can be significantly affected by fluctuations in commodity prices and currency exchange rates. Based on 2003 production estimates, the approximate sensitivities of these to a 10% change in commodity prices and currency exchange rates are shown in the bar chart on page 10.

Estimated 2003 Commodity Price and

Currency Exchange Sensitivities

The mining industry is generally subject to risks and hazards, including operational accidents, unexpected mining conditions, safety issues and extreme weather conditions that can have a material impact on costs and cash flows. Although Rio Narcea maintains insurance to protect against general and industry specific risks, there can be no assurance that it would provide sufficient coverage under every circumstance.

The Company regularly reviews its environmental management programs and believes it has made reasonable provisions for future reclamation and closure costs for its operations in the consolidated financial statements. The Company does not foresee any changes in environmental laws and regulations in the countries it operates that would adversely impact producing and development properties, however, it cannot guarantee that the possibility of such changes would not occur.

The Company believes it will be able to fund future investments in its mineral properties through internally generated cash flow, existing working capital and a combination of debt, equity and grants. There can be no assurance the Company will be able to raise additional debt or equity financing, or that future government grants will be made available to the Company. In particular, there is no assurance at this time that the Company will be able to obtain third party financing to further advance the Aguablanca project towards the commencement of commercial production. However, the Company could seek a partnership or an alternative arrangement to advance its mineral properties.

Subsequent Events

Off-take Agreement Signed for Aguablanca Project

On January 14, 2003, the Company entered into a long-term off-take agreement (the “Agreement”) with Glencore International AG (“Glencore”) for the sale of nickel concentrate from the Aguablanca project.  Under the terms of the Agreement, Glencore will purchase 100% of the annual production of concentrate from the Aguablanca project until 2010.

Prepayment of Deutsche Bank loan to Free up Cash Flow

On January 31, 2003, the Company prepaid a portion of debt outstanding under its credit agreement with Deutsche Bank in the aggregate amount of $2,562,500. This prepayment comprised the remaining amount of the instalment due in April 2003 ($1,375,000) and 50% of an instalment due in October 2003 ($1,187,500). The drawdowns under the credit agreement were used by Rio Narcea to finance its El Valle and Carlés gold operations.

In consideration of the early prepayments, Deutsche Bank has agreed to allow Rio Narcea to use cash flow from its El Valle and Carlés gold operations, up to and including October 31, 2003, to finance the development of Rio Narcea's Aguablanca mine as well as its other gold and nickel projects: Corcoesto project, Lugo project and Ossa Morena project.

Special Warrant Financing

On February 6, 2003, the Company further strengthened its financial position by completing an equity financing of 12,000,000 special warrants at a price of Cdn$2.25 per special warrant with a syndicate of underwriters for gross proceeds of Cdn$27,000,000 ($17.7 million). Each special warrant entitles the holder to acquire, without further payment and until June 7, 2003, one common share of the Company. The net proceeds will be used to fund the equity portion of the construction of the Aguablanca project, pay down corporate debt and for general working capital purposes. A receipt for the final prospectus was received on March 7, 2003, and the special warrants were exercised into common shares of the Company on March 14, 2003.

Reduction of Hedge Book

In February 2003, the Company purchased €405 per ounce gold calls representing 82,736 ounces. After the transaction there remains only €405 per ounce written calls on 111,418 ounces of gold without matching purchased calls.  There is also a small forward sales contract (13,647 ounces through 2006 at $301 per ounce).

Outlook

Gold production for 2003 is expected to be approximately 155,000 ounces at a cash cost of $135 per ounce.  There are no major capital expenditures budgeted at the El Valle operation during 2003 other than the continuation of the underground development below the mined out Boinas East pit and expansion of the tailings facilities. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource conversion at the El Valle operation, completion of the Corcoesto feasibility study and evaluation of the Lugo project (Rio Narcea earning a 70% interest). The Company has budgeted a $4.4 million gold exploration program for 2003.

Construction of the Aguablanca nickel mine will commence immediately after closing the project loan facility and receiving final mining permits. The project remains on target for commissioning at the end of the first quarter of 2004. Aguablanca is anticipated to produce annually approximately 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM. Capital expenditures for Aguablanca are estimated at $62.5 million in 2003 (including VAT and necessary working capital). Rio Narcea also plans to spend approximately $3 million in nickel exploration on its large landholdings in the region.

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

A reconciliation of cash cost per ounce to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2002		2001 (restated)		2000 (restated)
	$000	$/ounce	$ 000	$/ounce	$ 000	$/ounce
Deferred stripping and other mining expenses	20,566	116	13,947	112	11,515	119
Plant expenses	9,147	52	7,996	64	8,342	86
Smelting, refining and transportation	3,599	20	4,720	38	4,729	49
Sale of by-products	(2,639)	(15)	(2,521)	(20)	(2,665)	(27)
Adjustments:
Reclamation costs	(492)	(3)	(225)	(2)	(191)	(3)
Stripping	(4,818)	(27)	3,316	27	6,891	71
Cash operating cost(a)	25,363	143	27,233	219	28,621	295
Depreciation and amortization expenses	9,181	52	5,142	41	3,389	34
Adjustments	5,310	30	(3,091)	(25)	(6,700)	(69)
Total production cost(a)	39,854	225	29,284	235	25,310	260
Administrative and corporate expenses	3,583	20	1,703	14	1,957	20
Exploration costs	2,738	15	2,343	19	2,576	27
Other income (expense)	1,307	8	0	0	(18)	0
Total operating cost	47,482	268	33,330	268	29,825	307

Production (oz)		177,225		124,363		97,016

(a)

Cash operating cost and Total production cost per ounce data is calculated in accordance with The Gold Institute Production Cost Standard. The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.

New Accounting Standards

Canadian GAAP Standards

In November 2001, the CICA issued a new Accounting Guideline, “Hedging Relationships” (“AcG-13”) to provide guidance for applying hedge accounting principles.  AcG-13’s scope is mainly limited to providing rules for determining when hedge accounting can be used.  A key feature of the guideline is the need to have documentation of hedging relationships in place in order to achieve hedge accounting.  In December 2002, the CICA approved proposed amendments to AcG-13 to clarify certain of the requirements in AcG-13 and provide additional application guidance.  The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

In December 2002, the CICA amended Handbook Section 3475, “Disposal of Long-lived Assets and Discontinued Operations”  (“CICA 3475”).  CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations.  CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

In January 2003, the CICA issued a new accounting guideline, “Disclosures of Guarantees” (“AcG-14”), to provide guidance for disclosure of significant information about guarantees a company has provided, without regard to whether a company will have to make any payments under the guarantees and in addition to the accounting required by Contingencies, Section 3290.  AcG-14 is applicable to annual and interim periods beginning on or after January 1, 2003.

In January 2003, the CICA issued a new Handbook Section 3063, “Impairment of Long-lived Assets” (“CICA 3063”). CICA 3063 replaces requirements on the impairment of assets previously contained in Section 3061, “Property, Plant and Equipment,” and harmonizes Canadian accounting for the impairment of long-lived assets with U.S. GAAP (Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”).  As a result, it is not expected that there will be any impact upon adoption of this new Handbook Section.  CICA 3063 will be effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of CICA 3063 is prospective.

In January 2003, the CICA issued a new Handbook Section 3110, “Asset Retirement Obligations” (“CICA 3110”).  CICA 3110 replaces the requirements on future removal and site restoration costs contained in Handbook Sections 3061, “Property, Plant and Equipment” and harmonizes the Canadian accounting for the recognition and measurement of liabilities and obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets with US GAAP (Financial Accounting Standard No. 143, “Accounting for Asset Retirement Obligations”).  CICA 3110 will be effective for fiscal years beginning on or after January 1, 2004.  Earlier application is encouraged.  Application of CICA 3110 is retroactive with restatement.

Although the Company is currently reviewing AcG-13, CICA 3475, AcG-14 and CICA 3110, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

U.S. GAAP Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) approved Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“FAS No. 143”).  The standard requires reporting entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  FAS No. 143 is applicable for years beginning after June 15, 2002.

During 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS No. 146”). FAS No. 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred.  FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”).  FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable.  The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

Although the Company is currently reviewing FAS No. 143 and FAS No. 146 and the recognition and measurement requirements of FIN 45, the impact, if any, of these pronouncements on its consolidated financial statements as reported under U.S. GAAP has not been determined.

C.

Research and Development, Patents and Licenses

As the Company is a mineral exploration and production company, the information required by this section is inapplicable.

D.

Trend Information

The El Valle and Carlés gold mines are the Company's main operating assets.  The Company's success is ultimately dependent upon the ability of the Company to continue the development of and to economically exploit its reserves.  In addition, fluctuations in commodity prices, primarily gold, and currency exchange rates and other unforeseeable events impact the Company's ability to continue to finance and develop its projects.  In order to protect the Company against declining gold prices, the Company has entered into gold option contracts, which do not exceed 70% of the planned annual gold production up to the year 2006.  The Company has also entered into forward currency contracts in order to mitigate currency fluctuations.  The gold put/call program implemented, required under the loan arrangement with Deutsche Bank S.A.E., is designed to minimize the Company's exposure to fluctuations in the price of gold and currency exchange rates.  See "Item 11.  Quantitative and Qualitative Disclosures about Market Risk."

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

Lawyer and Partner, Cassels Brock & Blackwell LLP

Director, Consolidated HCI Holdings Corp. (real estate development company) - March 1987 to present

Director, Consolidated Stanford Corp. (Investment company) - February 1987 to present

Director, International Curator Resources Inc. - July 1995 to present

Director, International Uranium Corp. - May 1997 to present

Director, Tenke Mining Corp. - April 1987 to present

Corporate Secretary - September 25, 2000 to present
Omar Gómez Salas, Spain		Chief Financial Officer - June 6, 2002 to present (Joined Rio Narcea on November 26, 2001 as Manager of Finance)
John W.W. Hick Toronto, Canada	President and CEO of Geomaque Explorations Ltd. - December 2001 to present Director, Cambior Inc. - June 2000 to present	Director - December 3, 1997 to present
Alberto Lavandeira Salas, Spain		Director, President and CEO - June 19, 2000 to present (Appointed CFO in 2001; CEO in 1999; President and COO in 1997)
David N. Murray Johannesburg, South Africa	Chief Executive Officer and Director, Angloval Mining Limited – June 2002 to present Director, Avgold Ltd - Feb 2000 to present Director, Assmang Ltd. - June 2002 to present	Director of the Company - November 2002 to present
Alan Riles Belmonte de Miranda, Spain		Chief Operating Officer March 28, 2001 to present
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

All directors have held the above positions throughout the past five years, other than: Juan Herrero Abelló, who from April 1996 to October 2001, was Chief Executive Officer and Director of Arjil & Cie. Espana; John W.W. Hick, who from July 1993 until May 1997 was a senior executive (President from July 1993 through September 1996 and thereafter Vice-Chairman) of TVX Gold Inc, from 1998 to 1999 was Chairman of the Board of Rayrock Resources Inc., and since December 2001 is President and CEO of Geomaque Explorations Inc. Mr. Hick has also been President of John W.W. Hick Consultants, Inc. since 1977;  Mr. Snyder, who was Chairman of Greenstone Resources Ltd. from 1993 until May 1997; Mr. Lavandeira, who prior to 1999 was President and COO of the Company, Mr. Murray, who from 2000 to July 2002 was Chief Executive Officer of Avgold Limited and from 1997 to 1999 was President and Chief Operating Officer of TVX Gold Inc.; and Mr. Gómez, who prior to November 2001, was with Arthur Andersen.

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

B.

Compensation

Summary Compensation Table

The Summary Compensation Table below shows certain compensation information regarding Chris I. von Christierson, Alberto Lavandeira, Javier Collila, Eugene D. Spiering, Alan Riles and Omar Gomez, in their capacities as officers of the Company.  No other executive officer received compensation exceeding $100,000 during the fiscal year ended December 31, 2002.

Name and Principal Position	Annual Compensation			Long-Term Compensation	All Other Compensation
	Year	Salary ($)	Other Annual Compensation	Securities Under Options Granted(#)
Chris I. von Christierson Chairman	2002	150,000(1)	26,300	nil	nil
	2001	100,000 (1)	17,750	75,000	nil
	2000	101,000 (1)	16,000	nil	nil
Alberto Lavandeira President, Chief Executive Officer and Chief Financial Officer	2002	147,700	23,300	nil	nil
	2001	118,306	13,000	170,000	nil
	2000	121,800	6,500	nil	nil
Javier Colilla Senior Vice-President, Corporate	2002	150,800 (1)	nil	nil	nil
	2001	129,062	nil	80,000	nil
	2000	132,900(1)	nil	nil	nil
Eugene D. Spiering Vice-President – Exploration	2002	90,900	nil	nil	nil
	2001	80,664	nil	80,000	nil
	2000	80,300	nil	nil	nil
Alan Riles Chief Operating Officer	2002	105,100 (1)	nil	nil	nil
	2001	71,532 (1) (2)	nil	120,000	nil
Omar Gómez Chief Financial Officer (since June 2002)	2002	46,900 (2)	Nil	nil	nil

(1) Chris I. von Christierson is paid for his services to the Company through a management company called Southern Prospecting (UK) Ltd., Javier Colilla is paid for his services to the Company through a management company called Beralt Espana S.A. and Alan Riles is paid for part of his services to the Company ($17,000 and $29,731 in 2002 and 2001, respectively) through a management company called Alan Riles Integrated Resource Management Pty Ltd.

(2) Amount represents partial year.

Option Grants During the Most Recently Completed Fiscal Year

There were no options granted to the Named Executive Officers during the fiscal year ended December 31, 2002 under the terms of the Corporation's Employee Stock Option Plan.

Options Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Option Values

The following table summarizes the number of underlying Common Shares acquired by Chris I. von Christierson, Alberto Lavandeira, Javier Colilla, Eugene D. Spiering, Alan Riles and Omar Gómez in their capacities as officers of the Company, pursuant to exercises of stock options during the 12-month period ended December 31, 2002, the aggregate value realized upon exercise and the number of Common Shares of the Company covered by unexercised options as at December 31, 2002.  Value realized upon exercise is the difference between the fair market value of the underlying stock on the exercise date and the exercise or base price of the option.  Value of unexercised in-the-money options at fiscal year-end is the difference between the exercise or base price of the options and the fair market value of the underlying stock on December 31, 2002, which was Cdn. $2.15 per Common Share.  Dollar amounts are in Canadian dollars.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn.$)	Unexercised Options at December 31, 2002		Value of Unexercised in-the-money Options at December 31, 2002
			Exercisable (#)	Unexercisable (#)	Exercisable (Cdn.$)	Unexercis-able (Cdn.$)
Chris I. von Christierson	-	-	396,300	25,000	235,800	34,000
Alberto Lavandeira	-	-	763.333	56,667	325,900	86,700
Javier Colilla	-	-	353,333	26,667	211,600	40,800
Eugene D. Spiering	50,000	20,500	303,333	26,667	182,800	40,800
Alan Riles	40,000	31,600	40,000	40,000	60,400	60,400
Omar Gómez	-	-	65,000	55,000	85,850	51,700

Compensation of Directors

During 2002 each director was paid an annual retainer of $6,250 together with meeting fees on the basis of $1,000 for each meeting attended until September 10, 2002 and $2,500 since that date. Additionally, each director who was a member of a Board Committee received a an annual retainer of $1,000 (except the Chairmen of the Committees who received an annual retainer of $1,125) together with $750 per meeting of any Board Committee attended until September 10, 2002 and $1,500 since that date.

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

D.

Employees

The average number of employees during the Company's last three fiscal years, classified by categories, is as follows:

	2000	2001	2002
Managers	7	6	6
Technicians	38	43	45
Clerical Staff	11	12	11
Manual Workers	113	132	148
Total	169	193	210

The number of temporary workers included in the above table is 19, 25 and 39 for the years 2000, 2001, and 2002, respectively.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.A and 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons as of December 31, 2002:

Name	Number of Common Shares	Number of Common Shares Subject to Option	Beneficial Ownership Percentage(1)	Purchase Price (if any)	Exercise Price	Expiry Date
Juan Herrero Abelló Director	nil	100,000	*	-	Cdn.$0.68	Feb. 5, 2007
Stanley M.D. Beck Director	nil	100,000 60,000 55,000	*	- - -	Cdn.$2.00 Cdn.$2.00 Cdn.$0.79	Dec. 18, 2007 Dec. 2, 2008 Jun. 11, 2006
Anthony H. Bloom Director	nil	100,000 50,000 50,000 55,000	*	- - - -	Cdn.$2.00 Cdn.$2.00 Cdn.$2.00 Cdn.$0.79	Apr. 3, 2005 Nov. 5, 2006 Dec. 2, 2008 Jun. 11, 2006
Chris I. von Christierson Chairman & Director	nil	136,300 150,000 60,000 75,000	*	- - - -	Cdn.$1.15 Cdn.$2.00 Cdn.$2.00 Cdn.$0.79	Jul. 8, 2004 Nov. 5, 2006 Dec. 2, 2008 Jun. 11, 2006
Javier Colilla Senior Vice President, Corporate	257,000	100,000 50,000 150,000 80,000	*	- - - -	Cdn.$1.15 Cdn.$2.00 Cdn.$2.00 Cdn.$0.62	Jul. 8, 2004 Apr. 3, 2005 Nov. 5, 2006 Apr. 3, 2006
Omar Gómez Chief Financial Officer	nil	75,000 45,000	*	- -	Cdn.$0.55 Cdn.$1.76	Nov. 21, 2006 Sep. 12, 2007
John W.W. Hick Director	nil	100,000 60,000 55,000	*	- - -	Cdn.$2.00 Cdn.$2.00 Cdn.$0.79	Dec. 18, 2007 Dec. 2, 2008 Jun. 11, 2006
Alberto Lavandeira President, Chief Executive Officer & Director	250,000	100,000 500,000 50,000 170,000	1.4%	- - - -	Cdn.$1.95 Cdn.$2.00 Cdn.$1.00 Cdn.$0.62	Jul. 8, 2004 Mar. 18, 2006 Mar. 11, 2009 Apr. 3, 2006
David N. Murray Director	nil	nil	n/a	n/a	n/a	n/a
Alan Riles Chief Operating Officer	75,000	80,000	*	-	Cdn.$0.64	Feb. 6, 2006
Hugh R. Snyder Director	228,800	30,000 100,000 60,000 55,000	*	- - - -	Cdn.$1.15 Cdn.$2.00 Cdn.$2.00 Cdn.$0.79	Jul. 8, 2004 Nov. 5, 2006 Dec. 2, 2008 Jun. 11, 2006
Eugene D. Spiering Vice President, Exploration	40,000	75,000 60,000 115,000 80,000	*	- - - -	Cdn.$1.15 Cdn.$2.00 Cdn.$2.00 Cdn.$0.62	Jul. 8, 2004 Apr. 3, 2005 Nov. 5, 2006 Apr. 3, 2006

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

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the Audited Consolidated Financial Statements of the Company for the three years ended December 31, 2002 (the "2002 Financial Statements").

The following comprise the 2002 Financial Statements:  Auditors' Report, dated March 31, 2003; Consolidated Balance Sheets as at December 31, 2002 and 2001; Consolidated Statements of Operations and Deficit for the years ended December 31, 2002, 2001 and 2000; Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000; and Notes to the 2002 Financial Statements.]  The Company's 2002 Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 15 to the 2002 Financial Statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

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

On June 25, 2003, the closing price of the Common Shares on the TSX was Cdn. $2.40.

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

C.

Material Contracts

Following is a summary of each material contract, other than contracts entered into the ordinary course of business, to which the Company is a party, during the previous two fiscal years:

1.  Credit Agreement, dated October 26, 2000, between the Company and Deutsche Bank S.A.E. This is discussed above in "Item 4.  Information on the Company – D.  Property Plant and Equipment – Aguablanca Deposit – Financing Arrangements."

2.  Agreement, dated February 8, 2001, between the Company and Atlantic Copper, S.A., concerning option to acquire 50% of Aguablanca Project.  This is discussed above in “Item 4.  Information on the Company -- A.  History and Development of the Company – Corporate Development -- Acquisition of the Aguablanca Project.”

3.   Agreement, dated July 5, 2001, between the Company and Atlantic Copper, S.A., concerning the acquisition of a 50% interest in a Consortium with the Spanish Central Government and the option to acquire the remaining 50% from the Spanish Central Government. This is discussed above in “Item 4.  Information on the Company -- D.  History and Development of the Company – Corporate Development -- Acquisition of the Aguablanca Project.”

4.   Mandate Letter, dated December 10, 2002, among the Company, Investec Bank (UK) Ltd. and Maquarie Bank Ltd. concerning a proposed financing facility for the construction of the Aguablanca Project. This is discussed above in “Item 4 – Information on the Company – D.  Property Plant and Equipment – Aguablanca Deposit – Financing Arrangements."

5.   Off-take Agreement, dated January 14, 2003, between the Company and Glencore International AG. This is discussed above in “Item 4. Information on the Company -- A.  History and Development of the Company -- Recent Developments – Off-take Agreement signed for Aguablanca Project.”

6.   Other Loan Agreements.  See discussion above in “Item 5.  Operating and Financial Review and Prospects -- B.  Liquidity and Capital Resources -- Financial Instruments Used by the Company.”

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

G.

Statement by Experts

The financial statements of the Company appearing in this Annual Report have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon also appearing in this Annual Report, and such financial statements are included in reliance upon such report given upon the authority of such firm as an expert in accounting and auditing.

Alan C. Noble of ORE Reserves Engineering, located at 12254 Applewood Knolls Drive, Lakewood, Colorado 80215, has consented to being named in connection with and has authorized the contents of the matters set forth in Item 4-A. Recent Developments – Off-Take Agreement Signed for Aguablanca Project, in Item 4-D. Property, Plant and Equipment – Title to Properties in relation to the provision of updates of mineral reserves for gold operations, and in Item 4-D. Property, Plant and Equipment – Drilling and Sampling Procedures in relation to the designing of the spacing of the drill holes for reserve estimation and mine planning at El Valle.

Metallurgical Design and Management (Pty) Ltd. (“MDM”), located at 10 Hunter Street, Randburg, P.O. Box 3088, Cresta, South Africa 2118, has consented to being named in connection with and has authorized the contents of the matters set forth in Item 4-A. Recent Developments – Off-Take Agreement Signed for Aguablanca Project, and Item 4-D. Property, Plant and Equipment– Base Metal Development Project – Aguablanca Project, in connection with the inclusion of a summary of the Technical Report entitled “Summary – Feasibility Study Aguablanca Project” dated July 2002 in this Annual Report.

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

In October 2000, the Company settled the remaining balance of the loans arranged with Standard Chartered Bank and entered into a new credit agreement with Deutsche Bank. In conjunction with the settlement of the loan, the Company was required to close out its then existing gold hedging and contract a new put/call structure with Deutsche Bank. Cash from settlement of the gold hedging position, amounting to $5.2 million, was applied to the new hedging structure with Deutsche Bank.

In May 2002, the Company purchased call options with the same term to maturity and exercise price as the $365 per ounce call options that had been written and sold in October 26, 2000. Coincident with the purchase of those call options, the Company terminated the hedging relationship of the written call options denominated in US$. The fair value of the purchased call options on the date of the purchase was $1.1 million. This acquisition does not affect gold price risk coverage in case of a reduction in gold prices, while it permits higher revenues in the case of an increase in gold prices.

Additionally, in February 2003, the Company purchased call options with the same terms to maturity and exercise price as some of the €405 per ounce gold calls previously written and sold, representing 82,736 ounces. Coincident with the purchase of those call options, the Company terminated the hedging relationship of the offset written call options denominated in Euros. The fair value of the purchased call options on the date of the purchase was $1.9 million.  This acquisition does not affect gold price risk coverage in case of a reduction in gold prices, while it permits higher revenues in the case of an increase in gold prices.

The Company does not cover any other market risks it may be exposed to.

Mark-to-market valuation of the hedging contracts as of December 31, 2002 and 2001 was as follows:

	Gold price risk			Foreign exchange risk
	Put and call options	Forward sales	Total	Put and call options	TOTAL
December 31, 2002
Book value	4,109,300	-	4,109,300	-	4,109,300
Fair value	418,500	(751,500)	(333,000)	-	(333,000)
Difference	(3,690,800)	(751,500)	(4,442,300)	-	(4,442,300)

December 31, 2001
Book value	3,532,500	-	3,532,500	-	3,532,500
Fair value	2,464,000	(125,200)	2,338,800	(255,200)	2,083,600
Difference	(1,068,500)	(125,200)	(1,193,700)	(255,200)	(1,448,900)

As of December 31, 2002, sensitivity of mark-to-market valuations to gold price, interest rates, exchange rate, time and volatility were as follows:

Fair value sensitivity to gold price

	Gold price hedging
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value-
$347.20/oz	418,500	(751,500)	(333,000)	498,200	165,200
$275	11,319,900	193,800	11,513,700	394,600	11,908,300
$325	2,888,300	(460,900)	2,427,400	466,400	2,893,800
$375	(2,383,400)	(1,115,500)	(3,498,900)	538,100	(2,960,800)
$425	(8,045,500)	(1,770,100)	(9,815,600)	609,900	(9,205,700)

Fair value sensitivity to $/Euro exchange rate

	Gold price hedging
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value-
$1.0487/Euro	418,500	(751,500)	(333,000)	498,200	165,200
$0.8500/Euro	(6,651,500)	(751,500)	(7,403,000)	498,200	(6,904,800)
$0.9500/Euro	(2,773,100)	(751,500)	(3,524,600)	498,200	(3,026,400)
$1.1500/Euro	4,015,900	(751,500)	3,264,400	498,200	3,762,600
$1.2500/Euro	8,608,000	(751,500)	7,856,500	498,200	8,354,700

Fair value sensitivity to gold price volatility

	Gold price hedging
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value-
13.8%	418,500	(751,500)	(333,000)	498,200	165,200
5%	(39,300)	(751,500)	(790,800)	498,200	(292,600)
10%	92,700	(751,500)	(658,800)	498,200	(160,600)
20%	1,162,200	(751,500)	410,700	498,200	908,900
30%	2,595,900	(751,500)	1,844,400	498,200	2,342,600

Fair value sensitivity to $ interest rates

	Gold price hedging
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value-
2.5% (average)	418,500	(751,500)	(333,000)	498,200	165,200
1.5% (average)	1,694,000	418,500	2,112,500	498,200	2,610,700
3.5% (average)	(768,300)	(868,400)	(1,636,700)	498,200	(1,138,500)
4.5% (average)	(1,902,200)	(981,200)	(2,883,400)	498,200	(2,385,200)
5.5% (average)	(3,004,400)	(1,089,800)	(4,094,200)	498,200	(3,596,000)

Fair value sensitivity to time

	Gold price hedging
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value-
Current	418,500	(751,500)	(333,000)	498,200	165,200
Plus 3 months	498,800	(742,300)	(243,500)	498,200	254,700
Plus 6 months	550,900	(705,200)	(154,300)	498,200	343,900
Plus 9 months	575,000	(696,400)	(121,400)	498,200	376,800
Plus 12 months	589,000	(659,700)	(70,700)	498,200	427,500

The amount of total committed ounces, scheduled production and the ratio of committed ounces to scheduled production by year are as follows:

	Ounces of Gold
	2002	2003	2004	2005	2006	Total
Budgeted production	177,225	159,532	153,587	125,570	102,775	718,689

Committed ounces-
Put options purchased	125,676	93,232	61,320	96,510	96,380	473,118
Committed / production (%)	71%	58%	40%	77%	94%	66%
Call options sold	(75,568)	(46,080)	(43,956)	(*) (42,764)	(**) (61,354)	(269,722)
Committed / production (%)	43%	29%	29%	34%	60%	38%
Forward sold	608	1,216	1,216	3,464	7,751	14,255
Committed / production (%)	0%	1%	1%	3%	8%	2%

(*) 21,382 ounces that matured in 2005 and 61,354 that matured in 2006 were offset in February 2003.

The Company has no delivery commitments that are not covered by scheduled production.

Gold Price Fluctuations

The details by maturity year of Rio Narcea’s gold put and call options (European style) and forward sales contracts as of December 31, 2002 are as follows:

	2003	2004	2005	2006	Total
HEDGING
Purchase of $/oz put options-
Ounces	22,586	21,094	25,900	6,960	76,540
Exercise price	$280/oz	$280/oz	$280/oz	$280/oz	$280/oz
Book value per ounce ($/oz)	19.49	19.49	19.49	19.49	19.49
Book value ($)	440,200	411,100	504,700	135,600	1,491,600
Fair value per ounce ($/oz)	0.46	2.99	5.01	6.12	3.21
Fair value ($)	10,400	63,000	129,800	42,600	245,800
Purchase of Euro/oz put options-
Ounces	70,646	40,226	70,610	89,420	270,902
Exercise price	300Euro/oz	300Euro/oz	300Euro/oz	300Euro/oz	300Euro/oz
Book value per ounce ($/oz)	18.18	18.18	18.18	18.18	18.18
Book value ($)	1,284,200	731,200	1,283,600	1,625,600	4,924,600
Fair value per ounce ($/oz)	2.40	7.83	10.83	12.33	8.68
Fair value ($)	169,700	315,000	764,600	1,102,800	2,352,100
Sale of Euro/oz call options-
Ounces	46,080	43,956	42,764	61,354	194,154
Exercise price	405Euro/oz	405Euro/oz	405Euro/oz	405Euro/oz	405Euro/oz
Book value per ounce ($/oz)	(15.85)	(15.85)	(15.85)	(15.85)	(15.85)
Book value ($)	(730,400)	(696,800)	(677,900)	(972,500)	(3,077,600)
Fair value per ounce ($/oz)	(2.27)	(7.94)	(13.44)	(18.76)	(11.23)
Fair value ($)	(104,500)	(349,100)	(574,600)	(1,151,200)	(2,179,400)
Sale of $/oz forward-
Ounces	1,216	1,216	3,464	7,751	13,647
Exercise price	$301/oz	$301/oz	$301/oz	$301/oz	$301/oz
Book value per ounce ($/oz)	-	-	-	-	-
Book value ($)	-	-	-	-	-
Fair value per ounce ($/oz)	(48.36)	(49.92)	(53.15)	(57.79)	(8.78)
Fair value ($)	(58,800)	(60,700)	(184,100)	(447,900)	(751,500)

DE-DESIGNATED AS HEDGING
Sale of $/oz call options
Ounces	14,732	23,050	15,686	4,776	58,244
Exercise price	$365/oz	$365/oz	$365/oz	$365/oz	$365/oz
Book value per ounce ($/oz)	(0.44)	(9.58)	(15.91)	(21.96)	(9.99)
Book value ($)	(6,500)	(220,800)	(249,600)	(104,900)	(581,800)
Fair value per ounce ($/oz)	(13.67)	(22.81)	(29.15)	(35.20)	(23.22)
Fair value ($)	(201,400)	(525,800)	(457,200)	(168,100)	(1,352,500)
Purchase of $/oz call options
Ounces	14,732	23,050	15,686	4,776	58,244
Exercise price	$365/oz	$365/oz	$365/oz	$365/oz	$365/oz
Book value per ounce ($/oz)	13.67	22.81	29.15	35.20	23.22
Book value ($)	201,400	525,800	457,200	168,100	1,352,500
Fair value per ounce ($/oz)	13.67	22.81	29.15	35.20	23.22
Fair value ($)	201,400	525,800	457,200	168,100	1,352,500

The Company’s gold options and forwards do not have any margin requirements and do not include any unusual feature that can materially affect the fair value of a category of contract. None of the contracts gives either party, individually or with the consent of the counterparty, the option to roll it forward rather than make or take delivery. All hedging contracts as of December 31, 2002 are settled by a net cash payment at maturity.

As of December 31, 2002, gold in final products amounted to 1,435 ounces, with an aggregate carrying amount of $406,600 and an aggregate fair value of $498,200.

As of December 31, 2002, the counterparties to the Company's hedging contracts were as follows:

Contract	December 31, 2002
Gold hedging
$280/ounce put options purchased	Deutsche Bank
€300/ounce put options purchased	Deutsche Bank
$365/ounce call options sold	Deutsche Bank
$365/ounce call options purchased	BNP Paribas
€405/ounce call options sold	Deutsche Bank
Forward sales	Deutsche Bank

The Company has not experienced any non-performance by any of the above counterparties. None of the above counterparties are related parties to the Company. Deutsche Bank and BNP Paribas do not control a significant share of the gold hedge market.

Commodity hedging experience of the Company since 1999 is as follows:

Counterparty	Deutsche Bank						Gerald Metals
Year	2002		2001		2000			1999
Currency	$/oz	€/oz	$/oz	€/oz	$/oz	€/oz	$/oz	$/oz

Purchased puts expired	34,554	91,122	60,882	46,858	1,657	25,711	37,500	50,000
Exercise price	$280/oz	€300/oz	$280/oz	€300/oz	$280/oz	€300/oz	$315/oz	$315/oz
Gain/(Loss) at settlement ($) (*)	OM	OM	638,800	85,100	19,000	OM	1,330,600	1,502,500

Sold calls expired	20,778	54,790	35,814	27,564	975	15,124	25,500	34,000
Exercise price	$365/oz	€405/oz	$365/oz	€405/oz	$365/oz	€405/oz	$395/oz	$395/oz
Gain/(Loss) at settlement ($) (*)	OM	OM	OM	OM	OM	OM	OM	OM
Sold forwards expired	608	-	-	-	-	-	-	-
Exercise price	$300.98/oz	-	-	-	-	-	-	-
Gain/(Loss) at settlement ($) (*)	6,500

(*) OM - Options expired out of the money.

The Company has never had any gold loan interest rate hedges.

Exchange Rate Sensitivity

The table below provides information about the Company's foreign exchange derivative financial instruments and presents such information in U.S. dollar equivalents, the Company's reporting currency.  The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including Euro denominated debt obligations.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

The Company has no foreign currency forward exchange agreements or foreign exchange put or call options as at December 31, 2002.

There are no firmly committed Euro sales transactions, but the functional currency of the Company's subsidiaries is Euro and most of the payments of the Company are in this currency (more than 95%).

	Expected Maturity Date (December 31,) $ equivalents
	2003	2004	2005	2006	2007	Thereafter	TOTAL
ON BALANCE SHEET FINANCIAL INSTRUMENTS
Short and long-term debt
Denominated in Euros
Variable rate
Amount ($)	133,700	101,300	-	-	-	-	235,000
Interest rate	3.8%	3.7%	-	-	-	-	3.8%
Fixed rate
Amount ($)	316,900	293,200	311,200	292,300	145,700	72,200	1,431,500
Interest rate	0.0% (*)	0.0% (*)	0.0% (*)	0.0% (*)	0.0% (*)	0.0% (*)	0.0% (*)

(*) Loans received at zero interest rate.

Interest Rate Sensitivity

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.  Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.  The information is presented in U.S. dollar equivalents, the Company's reporting currency.  The instruments actual cash flows are denominated in both U.S. dollars ($) and Euros (€), as indicated in parentheses.

	Expected Maturity Date (December 31,) $ equivalents
	2003	2004	2005	2006	2007	Thereafter	TOTAL
ON BALANCE SHEET FINANCIAL INSTRUMENTS
Short and long term debt
Denominated in Euros
Variable rate
Amount ($)	133,700	101,300	-	-	-	-	235,000
Interest rate (*)	3.8%	3.7%	-	-	-	-	3.8%
Denominated in $
Variable rate
Amount ($)	3,750,000	4,750,000	6,188,500	1,438,400	-	-	16,126,900
Interest rate (*)	3.6%	3.8%	4.4%	4.9%	-	-	4.1%

(*) Weighted average.

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

On June 29, 2001, the Company contracted a forward sale of 14,255 ounces with an expected maturity between 2002 and 2006. In May 2002, the Company purchased call options with the same term and maturity and exercise price as the $365 per ounce call options that had been written and sold on October 26, 2000, resulting in an aggregate acquisition cost to the Company of $1.1 million. Additionally, in February 2003, the Company purchased call options with the same term and maturity and exercise price as the €405 per ounce gold calls previously written and sold, representing 82,736 ounces of gold.

Foreign Exchange Rate Fluctuations

The United States dollar is the reporting currency of the Company.  Gold produced at the Company's operations in Spain is sold in the international markets for U.S. dollars.  The cost and debit structures of these operations are primarily in Euros.

To the extent that there are fluctuations in local exchange rates against the U.S. dollar, the fluctuations could have an impact on the Company's operations, since local salaries and supply contracts would be affected.  In order to mitigate such fluctuations the Company contracted a certain put/call program, that finally matured in February 2002.  As at December 31, 2002, the Company has no foreign exchange hedging transactions.

The Company also has several outstanding credit facilities and other loan agreements, which are denominated in Euros.  Again, to the extent that there are changes in the exchange rate of the Euro against the U.S. dollar, the changes would have an impact on certain of the Company's debt obligations.

Interest Rate Fluctuations

As at December 31, 2002, the company had short and long-term debt of $17,793,400.  The short and long-term debt included $16,126,900 as at December 31, 2002 with Deutsche Bank, S.A.E. of variable rate debt with an interest rate of LIBOR +1.7% - 2.9%.  To the extent that the interest rate changes, these changes would have an impact on the amount of interest that the Company incurs on its debt.  The Company has not entered into any interest rate swap agreements to manage its exposure to interest changes.

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

ITEM 15

CONTROLS AND PROCEDURES

(a)

Evaluation of disclosure controls and procedures.    Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)

Changes in internal controls.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16

[RESERVED]

ITEM 17

FINANCIAL STATEMENTS

See Item 18.

ITEM 18

FINANCIAL STATEMENTS

The following financial statements are included in this Annual Report:

Description of Document

Auditors’ Report dated March 31, 2003

Consolidated Balance Sheets as at December 31, 2002 and 2001

Consolidated Statements of Operations and Deficit for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000

Notes to Consolidated Financial Statements

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

*

Previously filed.

Auditors’ Report

To the Shareholders of

Rio Narcea Gold Mines, Ltd.

We have audited the consolidated balance sheets of Rio Narcea Gold Mines, Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the Company changed its accounting policy on stock-based compensation effective January 1, 2002.

"Ernst & Young LLP"

Chartered Accountants

Toronto, Canada

March 31, 2003

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. dollars)

As at December 31

2002

2001

$

$

ASSETS

Current

Cash and cash equivalents

7,736,500

1,805,100

Restricted cash (note 3)

287,900

338,500

Inventories (note 4)

2,315,800

2,033,000

Stockpiled ore

6,290,300

1,810,600

Accounts receivable

Government grants (note 5)

581,700

1,834,000

VAT and other taxes (note 13)

2,571,100

2,675,400

Trade receivables

2,562,300

2,691,500

Other current assets (note 8)

2,413,800

1,489,300

Total current assets

24,759,400

14,677,400

Mineral properties, net (note 6)

27,712,700

28,881,200

Deferred stripping costs, net (note 7)

27,804,700

27,859,400

Other assets (note 8)

5,963,700

4,303,100

86,240,500

75,721,100

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Short-term bank indebtedness (note 9)

151,400

4,737,700

Accounts payable and accrued liabilities

11,489,900

12,750,900

Current portion of long-term debt (note 9)

4,049,200

4,877,000

Current portion of deferred revenue

—

2,307,200

Total current liabilities

15,690,500

24,672,800

Other long-term liabilities (note 10)

3,965,100

3,304,400

Long-term debt (note 9)

13,592,800

19,228,000

Total liabilities

33,248,400

47,205,200

Shareholders' equity

Common shares (note 11)

84,098,400

79,446,300

Stock options (note 11)

706,800

—

Special warrants (note 11)

3,913,800

—

Common share purchase options (note 9)

972,900

2,233,000

Deficit

(29,350,200)

(39,047,700)

Cumulative foreign exchange translation adjustment

(7,349,600)

(14,115,700)

Total shareholders' equity

52,992,100

28,515,900

86,240,500

75,721,100

Commitments and contingencies (notes 3, 5, 9 and 14)

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

/S/ John W. W. Hick

/S/ Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in U.S. dollars)

Years ended December 31

2002

2001

2000

$

$

$

OPERATING REVENUES

Gold sales

55,506,300

33,921,800

24,276,400

Other operating revenues

—

34,200

128,900

55,506,300

33,956,000

24,405,300

OPERATING EXPENSES

Deferred stripping and other mining expenses

(20,566,000)

(13,946,600)

(11,514,600)

Plant expenses

(9,146,500)

(7,995,800)

(8,341,700)

Smelting, refining and transportation

(3,598,900)

(4,719,700)

(4,728,800)

Sale of by-products

2,638,700

2,521,200

2,664,600

Depreciation and amortization expenses

(9,180,500)

(5,142,400)

(3,388,500)

Exploration costs

(2,737,700)

(2,342,900)

(2,575,900)

Administrative and corporate expenses

(3,583,200)

(1,703,500)

(1,957,200)

Other income (expense)

(1,307,400)

(500)

17,400

(47,481,500)

(33,330,200)

(29,824,700)

Operating earnings (loss)

8,024,800

625,800

(5,419,400)

FINANCIAL REVENUES AND EXPENSES

Interest income

102,600

31,200

124,600

Foreign currency exchange gain (loss)

3,810,600

(1,105,500)

663,500

Interest expense and amortization of

    financing fees

(2,240,500)

(3,266,000)

(2,776,200)

1,672,700

(4,340,300)

(1,988,100)

Income (loss) before income tax

9,697,500

(3,714,500)

(7,407,500)

Provision for income tax (note 13)

—

—

—

Net income (loss)

9,697,500

(3,714,500)

(7,407,500)

Deficit, beginning of year

(39,047,700)

(35,333,200)

(27,925,700)

Deficit, end of year

(29,350,200)

(39,047,700)

(35,333,200)

Net income (loss) per share – basic (note 11)

0.13

(0.06)

(0.11)

Net income (loss) per share – diluted (note 11)

0.13

(0.06)

(0.11)

Weighted average common shares

   outstanding – basic

72,249,367

    65,018,690

          64,846,050

Weighted average common shares

    outstanding – diluted

77,561,447

     65,018,690

          64,846,050

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. dollars)

Years ended December 31

2002

2001

2000

$

$

$

OPERATING ACTIVITIES

Net income (loss)

9,697,500

(3,714,500)

(7,407,500)

Add (deduct) items not requiring cash

Depreciation and amortization

9,180,500

5,142,400

3,388,500

Deferred financing fees

517,500

303,600

530,500

Reclamation liability accrual and

      Other long-term liabilities

1,176,900

225,400

191,200

Foreign exchange

(3,295,100)

1,350,200

(155,400)

Accretion of interest on long-term debt

282,900

295,900

—

Non-cash put/call program income

(1,131,600)

(1,171,500)

(337,500)

Options and shares granted

637,000

—

—

Loss on disposal of capital assets

18,200

—

—

Amortization of deferred stripping costs

17,059,500

11,239,700

8,444,600

Deferred stripping expenditures

(12,241,300)

(14,555,600)

(15,335,500)

Proceeds from settlement of put/call program

—

—

5,173,900

Purchase premium of the purchased call options

(1,090,700)

—

(5,173,900)

Changes in components of working capital

Inventories

93,100

474,500

(173,700)

Stockpiled ore

(1,192,900)

(1,314,000)

200

VAT and other taxes

552,000

(690,300)

(840,300)

Trade receivables

129,200

(1,361,400)

1,208,900

Other current assets

(500,900)

129,800

(82,300)

Accounts payable and accrued liabilities

(5,753,500)

2,728,900

2,561,600

Cash provided by (used in) operating activities

14,138,300

(916,900)

(8,006,700)

INVESTING ACTIVITIES

Expenditures on mineral properties

(5,757,500)

(6,372,200)

(5,213,600)

Grant subsidies received from the

     Spanish Government

1,966,700

474,100

3,915,300

Restricted cash

103,500

(32,000)

(321,000)

Long-term deposits and restricted investments

(23,100)

(16,900)

(33,500)

Cash used in investing activities

(3,710,400)

(5,947,000)

(1,652,800)

FINANCING ACTIVITIES

Proceeds from issue of common shares

4,304,700

184,700

2,174,100

Financing fees on issue of common shares

—

(500)

(31,500)

Proceeds from issue of special warrants

4,548,800

—

—

Financing fees on issue of special warrants

(446,900)

—

—

Proceeds from bank loans and other

long-term liabilities

1,401,200

6,258,400

24,025,200

Financing fees on bank loans

(197,700)

(240,800)

(1,394,700)

Repayment of bank loans

(13,706,500)

(188,100)

(18,842,000)

Cash provided by (used in) financing activities

(4,096,400)

6,013,700

5,931,100

Foreign exchange gain (loss) on cash

held in foreign currency

(400,100)

493,300

184,200

Net increase (decrease) in cash during the year

5,931,400

(356,900)

(3,544,200)

Cash and cash equivalents, beginning of year

1,805,100

2,162,000

5,706,200

Cash and cash equivalents, end of year

7,736,500

1,805,100

2,162,000

Supplemental cash flow information

Interest paid in cash

1,685,900

2,648,200

2,102,000

Income taxes paid in cash

—

—

—

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the “Company”) is engaged in the exploration and development of mineral properties in Spain and Portugal through its subsidiaries Rio Narcea Gold Mines, S.A. (“RNGM, S.A.”), Rio Narcea Recursos, S.A. (“RNR”) and Naraval Gold, S.L. (“Naraval”) (see note 6).  The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company and began operations on July 8, 1994, with the acquisition of RNGM, S.A.

Investment in mineral properties

The Company started construction of a gold mine and plant at El Valle (“El Valle”) in the first quarter of 1997 with commencement of commercial production in February 1998.  In late 2000, the Company commenced production at the Carlés open pit gold mine (“Carlés”). In July 2002, the Company received a positive bankable feasibility for the open pit portion of its Aguablanca nickel deposit (see note 6).

The return on the investments made by the Company in its mining rights will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the US$/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control.  The economic assessment of the mineral reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines and Aguablanca nickel project.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  These principles differ in certain material respects from those accounting principles generally accepted in the United States.  The differences are described in note 15.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned Spanish subsidiaries RNGM, S.A., RNR (incorporated on May 30, 2001) and Naraval (incorporated on December 23, 1999). All significant intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stockpiled ore

Stockpiled ore is recorded at cost. Cost is comprised of the cost of mining the ore and hauling it to the mill, and an allocation of an attributable amount of mining overheads related to mineral properties. Units included as stockpiled ore are based upon stockpile weight, expected recoveries and assays performed.  Since stockpiled ore is processed within a short period of time, the inventoried costs are reported as a current asset and related cash flows as operating activities in the consolidated statements of cash flows.

The carrying value of stockpiled inventory is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material. Stockpiled inventory is located adjacent to the mill at the mine site. Although it is exposed to the elements, such exposure does not result in deterioration of the quality of the material. The decision to process stockpiled ore is determined based upon operating efficiency of the mine and the mill (different types of ore require different milling and refining processes).  Therefore, stockpiled ore is processed when it is operationally efficient to do so and when no richer ore is available for milling. The decision to process stockpiled inventory is not particularly sensitive to gold prices since the decision is based on incremental cash inflows and outflows, and milling and refining costs, which are very small relative to selling price. The Company has never elected not to process stockpiled ore and does not anticipate departing from this practice in the future.

Materials extracted are classified as stockpiled ore if the gold content is greater than or equal to 2.0 grams per tonne. Materials with gold content less than 2.0 grams per tonne but greater than or equal to 0.5 grams per tonne are stockpiled with no value assigned. Materials with gold content less than 0.5 grams per tonne are considered waste.

Stockpiled ore at December 31, 2002, represents approximately seven months of plant capacity, which is expected to be processed within the next year.

Inventories

Mine operating supplies, gold in process and final products are recorded at the lower of average cost or net realizable value. The cost of gold in process and final products is comprised of costs of mining the ore and hauling it to the mill, costs of processing the ore and an attributable amount of mining and production overheads related to deferred mineral property costs. The cost of mine operating supplies represents the direct costs of acquisition. Units of mine operating supplies are determined using a perpetual inventory system; units of gold in process are based on the amount of ore introduced into production, expected recovery and assay results; and units of final product are based on weighing the final product and assay results.

Mineral properties

(i)

Property acquisition and mine development costs

Mining properties are recorded at cost of acquisition. Property acquisition costs include direct costs for the purchase of mining rights and title to land. Property option costs and property lease rentals are expensed. Mine development costs include expenditures incurred to develop new deposits, to define further mineral reserves in existing deposits and to expand the capacity of operating mines.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

These costs are deferred commencing upon the completion of a bankable feasibility study, which demonstrates the existence of proven and probable reserves. Property acquisition costs and deferred mine development costs are amortized against earnings on the unit-of-production method, based on estimated recoverable amounts of metal, currently ounces of gold. Estimated recoverable amounts of metal include proven and probable reserves only.

Excluded from the amortization calculation are those mineral reserves that require additional capital costs in order to access them. The Company expenses start-up activities, including pre-production losses and organizational costs as incurred.

(ii)

Capitalization of financing costs

Financing costs, including interest, are capitalized on the basis of expenditures incurred for the acquisition and development of projects, without restriction to specific borrowings for these projects. Financing costs are capitalized while the projects are actively being prepared for production, which occurs from the completion of a bankable feasibility study to the commencement of production.  Capitalization is discontinued when the asset is ready for its intended use. During 2002, financing costs amounting to $79,800 have been capitalized in relation to the Aguablanca project; no financing costs have been capitalized during the years ended December 31, 2001 and 2000.

(iii)

Exploration costs

Exploration costs are charged against earnings as incurred. Significant costs related to exploration property acquisitions are capitalized until the viability of the mineral property is determined.  When it has been established that a mineral property has development potential (which occurs upon completion of a bankable feasibility study detailing proven and probable reserves on the mineral property), the costs incurred to develop a mine on the property and further development costs prior to the start of mining operations are capitalized.

(iv)

Other costs

Other costs comprise patents, licenses, computer software and capital leases. These costs are recorded at the cost of acquisition and amortized over their estimated useful life as follows:

Estimated useful life (years)

Patents, licenses and computer software

4

Capital leases

4-10

These costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under Mineral properties – (vi) Property evaluations.

(v)

Land, buildings and equipment

Land, buildings and equipment are recorded at the cost of acquisition. Buildings and significant

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

equipment, including the plant facility, whose life extends beyond the estimated life of the mines, are depreciated against earnings on the unit-of-production method. This method is based on estimated recoverable metals, specifically ounces of gold in current operating mines (proven and probable mineral reserves). Minor equipment and those whose life does not extend beyond the estimated life of the mines are depreciated using the straight-line method, as follows:

Estimated

useful life (years)

Machinery

6-7

Minor installations

6-7

Furniture

10

Computer equipment

4

Transport equipment

6

(vi)

Property evaluations

The Company annually reviews detailed engineering life-of-mine plans for each mine.  Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Expected future undiscounted cash flows are calculated using estimated recoverable metals, specifically ounces of gold, in current operating mines (proven and probable mineral reserves), future sales prices (considering current and historical prices, price trends and related factors), operating costs, capital expenditures, reclamation and mine closure costs.  Reductions in the carrying amount of long-lived assets, with a corresponding charge to earnings, are recorded to the extent that the estimated future undiscounted cash flows are less than the carrying amount.

The Company's estimates of future cash flows are subject to risks and uncertainties.  It is possible that changes may occur which could affect the recoverability of the Company's long-lived assets.

(vii)

Mineral reserve risks

If the Company were to determine that its mineral reserves and future cash flows should be calculated at a significantly lower price than the price used at December 31, 2002 ($320 per ounce for gold and $6,600 per tonne for nickel), there would likely be a material reduction in the amount of mineral reserves. In addition, if the price realized by the Company for its products were to decline substantially below the price at which mineral reserves were calculated for a sustained period of time, the Company could experience material write-downs of its investment in its mineral properties.  Under any such circumstances, the Company might discontinue the development of a project or mining of a project at one or more of its properties or might temporarily suspend operations at a producing property and place that property in a “care and maintenance” mode.  Mineral reserves could also be materially and adversely affected by changes in operating and capital costs and short-term operating factors such as the need for sequential development of deposits and the processing of new or different ore grades and ore types.

Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

and technology, and other factors.  Changes in the significant assumptions underlying future cash flow estimates, including assumptions regarding precious metals prices, may have a material effect on future carrying values and operating results.

Deferred stripping costs

Mining costs incurred on development activities comprising the removal of waste rock to initially expose the ore at open pit mines (“overburden removal”), commonly referred to as “deferred stripping costs,” are capitalized. Amortization is calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold for gold projects and tonnes of nickel for nickel projects, in current operating mines (proven and probable mineral reserves). Amortization is charged to operating costs as metal (gold or nickel) is produced and sold, using a stripping ratio calculated as the ratio of total cubic metres to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over life of the mine. Applying this ratio yields a theoretical amount of overburden moved in a year, the total costs for which are determined by using an average cost per cubic metre. The average cost per cubic metre is calculated using (i) actual costs of overburden incurred to date, with no reference to future expenditures and (ii) actual cubic metres of overburden removed to date. This results in the recognition of the cost of stripping activities over the life of mine as metal (gold or nickel) is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally results in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period of time.

The stripping ratio for 2002, 2001 and 2000 in cubic metres of overburden to proven and probable ounces of gold was approximately 53:1, 56:1 and 51:1, respectively. There has been no stripping activity in relation to nickel projects during 2002, 2001 and 2000.

The amount of deferred stripping costs expensed during the year, all of which related to gold projects, was approximately $17,059,500 (2001 – $11,239,700; 2000 – $8,444,600). These amounts are included in Deferred stripping and other mining expenses on the consolidated statement of operations and deficit. Some mining companies expense stripping costs as incurred, which, if followed by the Company would result in greater volatility in year-to-year results of operations. During 2002, there were less stripping costs capitalized than amortized, due to the ratio of cubic metres of waste removed to total cubic metres to be removed over the life of the mine being lower than the ratio of ounces of gold produced to total ounces of gold produced over the life of the mine. Therefore, operating costs are higher than they would have been if actual stripping costs were expensed in the year they were incurred. The opposite occurred during 2001 and 2000. If stripping costs had been expensed as incurred, operating costs would have decreased by $4,818,200 in 2002 and increased by $3,315,900 and $6,890,900 in 2001 and 2000, respectively.

The deferred stripping accounting described above, does not give rise to an increase or a decrease in ore grade extracted as compared to actual ore grade extracted. In addition, mining costs associated with waste removal, other than overburden removal, are not capitalized.

Deferred stripping costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under Mineral properties – (vi) Property evaluations.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue is recognized when title to delivered metals and the risks and rewards of ownership pass to the buyer.  Revenue from the sale of by-products (such as silver and copper for gold projects) is credited against operating costs.  Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted upon final settlement with customers pursuant to the terms of sales contracts.

Restoration costs

Expenditures related to ongoing environmental activities are charged against earnings as incurred.

Restoration costs and related accruals are estimated based on environmental and regulatory requirements stated by the Spanish mine administration.  Accrual of costs (on an undiscounted basis) commences on initiation of mine production and continues over the operating life of the mine. Restoration costs are accrued using the unit-of-production method, which is based on estimated recoverable metals, specifically ounces of gold in current operating mines (proven and probable mineral reserves).

Restoration cost accruals of $492,200 (2001 – $225,400; 2000 – $191,200) were recorded in Deferred stripping and other mining expenses in the consolidated statements of operations.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in note 12 to the consolidated financial statements. Effective January 1, 2002, the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-based Compensation and Other Stock-Based Payments and has elected to continue accounting for employee stock options using the intrinsic value method with pro forma earnings disclosure showing the impact of stock options on earnings had the Company accounted for all employee and director stock options at fair value.  The Company has elected to provide pro forma disclosures based on all options granted rather than only for those granted after January 1, 2002 (see note 12). The adoption of this new standard had no effect on the Company’s reported earnings for the year ended December 31, 2002.  Consideration paid by employees on the exercise of stock options is credited to capital stock.

Grants receivable

Grants receivable relate to incentives provided by various Spanish government entities. The Company records these grants and incentives when government approval is received. The grants are recorded as a reduction of its mineral properties, to the extent that subsidized costs have been capitalized, or as a reduction of expenses. The capitalized grants are amortized to income on the same basis as the related mineral properties. Government approval is received after subsidized costs have been incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

The United States dollar is the reporting and functional currency of the Company and the Euro is the functional currency of its subsidiaries. Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year-end, and revenues and expenses are translated using exchange rates approximating those in effect when the transaction occurred.  Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred in the shareholders' equity section of the consolidated balance sheet in Cumulative foreign exchange translation adjustment.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income.

Income taxes

The Company follows the liability method of accounting for income taxes.  Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income taxes are measured using the substantively enacted rates and laws that will be in effect when the differences are likely to reverse.  If on the basis of available evidence, it is more likely than not that all or a portion of the future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

Derivative financial instruments

The Company employs derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  The Company does not hold financial instruments or derivative financial instruments for trading purposes. The Company's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified commodity or debt instrument except when call options are purchased.  In these situations, the Company will de-designate the written call options both the purchased and written call options will be marked to market through income.

The Company follows the accounting recommendations issued by the Emerging Issues Committee of The Canadian Institute of Chartered Accountants (“CICA”) on the “Accounting by commodity producers for written call options.”  Under this standard, purchased put options in combination with designated written call options qualify for hedge accounting when the following criteria are met:  no net premium is received, the components of the combination of options are based on the same underlying commodity and have the same maturity date, and the notional amount of the written call option component is not greater than the notional amount of the purchased put option component.

Where the Company has terminated its designation of a hedging relationship, the derivative financial instrument is accounted for using the fair value method.  Any changes in fair value are recognized in the consolidated statement of operations.

Foreign currency derivative financial instruments are used to hedge the effects of exchange rate changes on identified foreign currency exposures.  Items hedged by foreign currency contracts are translated at

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

contract rates and gains or losses on these contracts are recorded as part of the related transactions, for which they are designated as hedges.

Gains and losses on termination of derivative financial instruments, used to mitigate metal price risk and designated as hedges, are deferred and recognized in income at the time the formerly hedged gold production is recognized in income.  Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in sales revenue, while gains and losses realized on derivative financial instruments used to mitigate foreign exchange risk are recognized in financial revenues and expenses.

Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

The Company does not consider the credit risk associated with its financial instruments to be significant.  Foreign currency contracts and commodity hedge contracts are maintained with high-quality counter-parties, and the Company does not anticipate that any counter-party will fail to meet its obligations.

3. RESTRICTED CASH

During 1997, the Company purchased land, which was recorded in Mineral properties and in Accounts payable and accrued liabilities. The vendor subsequently disputed the purchase price, which was based on an option purchase agreement, and pursuant to a court order, bank deposits of $287,900 (2001 – $338,500) were restricted in use. Once the dispute is resolved, these funds will be used to pay the remaining portion of the total purchase price of the land. Although the vendor is disputing the price, the Company believes no additional amounts will be required.

4. INVENTORIES

2002

2001

$

$

Mine operating supplies

1,732,700

1,605,800

Gold in process

176,500

83,300

Final products

406,600

343,900

2,315,800

2,033,000

Final products consist of gold dore and gold and copper concentrates.

5. GOVERNMENT GRANTS

At December 31, 2002, grants receivable comprise four grants obtained for the development of environmental and technological projects totaling $581,700 (2001 – $395,300). In addition, as at December 31, 2001, grants receivable comprised a grant from the Directorate-General of Regional Economic Incentives ("IFR") amounting to $1,438,700. The Company collected in July 2002 all amounts outstanding as at December 31, 2001.

5. GOVERNMENT GRANTS (Continued)

As at December 31, 2002, all Government grants received were related to mine development and property, plant and equipment and are being amortized into income as follows (see note 6 – Mineral Properties):

	Grants	Translation
	received/	adjustment
	(amortized	due to
December 31,	to	currency	December 31,
2001	income)	exchange	2002
$	$	$	$

Grants received

OFICO grant

12,712,200

—

2,414,600

15,126,800

IFR grant

12,881,100

—

2,446,800

15,327,900

Other grants

2,427,900

524,200

518,600

3,470,700

Total grants received

28,021,200

524,200

5,380,000

33,925,400

Grants amortized to income

OFICO grant

(5,963,000)

(2,177,000)

(1,371,300)

(9,511,300)

IFR grant

(6,774,300)

(1,969,800)

(1,502,800)

(10,246,900)

Other grants

(1,166,200)

(443,100)

(270,200)

(1,879,500)

Total grants amortized

   to income

(13,903,500)

(4,590,000)

(3,144,200)

(21,637,700)

Grants capitalized,

   net (note 6)

14,117,700

(4,065,800)

2,235,800

12,287,700

As at December 31, 2001, all Government grants received were related to mine development and property, plant and equipment, and are being amortized into income as follows (see note 6 – Mineral Properties):

	Grants	Translation
	received/	adjustment
	(amortized	due to
December 31,	to	currency	December 31,
2001	income)	exchange	2002
$	$	$	$

Grants received

OFICO grant

13,422,100

—

(709,900)

12,712,200

IFR grant

13,600,500

—

(719,400)

12,881,100

Other grants

2,037,200

506,100

(115,400)

2,427,900

Total grants received

29,059,800

506,100

(1,544,700)

28,021,200

Grants amortized to income

OFICO grant

(4,759,100)

(1,477,800)

273,900

(5,963,000)

IFR grant

(5,762,100)

(1,337,200)

325,000

(6,774,300)

Other grants

(1,000,800)

(221,700)

56,300

(1,166,200)

Total grants amortized

   to income

(11,522,000)

(3,036,700)

655,200

(13,903,500)

Grants capitalized,

   net (note 6)

17,537,800

(2,530,600)

(889,500)

14,117,700

No grants were recorded directly into income in 2002, 2001 and 2000 as they all related to mine development and property, plant and equipment.

5. GOVERNMENT GRANTS (Continued)

Under a resolution of the Secretary of State for Energy and Mineral Resources dated December 19, 1996, supplemented by another resolution dated December 30, 1997, the Company received a €14.4 million grant (“OFICO grant”) (approximately $15.1 million), which was collected in full in prior years. The grant was for expenditures related to the construction of the plant at El Valle and development of the El Valle project incurred from 1996 to 1999.  The Company, through its wholly-owned subsidiary RNGM, S.A., undertook to create 260 employment positions before June 30, 2000, and to maintain them for three years from the hiring date.  A request has been filed with the Spanish Ministry of the Economy to modify this commitment. Based on applicable regulation and on historical experience with the Spanish Ministry of the Economy, the Company expects the outcome of this request to have a maximum impact on the consolidated financial statements of $0.8 million that is recorded in Other long-term liabilities. The Company has met all other obligations and anticipates the release of the guarantee related to this grant in July 2003.

As at December 31, 2001, all commitments related to the IFR grant, totaling €14.6 million (approximately $15.3 million), had been fulfilled and related bank guarantees cancelled (see note 9).

6. MINERAL PROPERTIES

El Valle

In September 1996, the Company received a positive bankable feasibility study on its El Valle property.  Prior to receiving the bankable feasibility study, the Company expensed all exploration and development costs related to the property.  Subsequent to its receipt, the Company capitalized further exploration and development costs.  Construction of the plant started in the first quarter of 1997 and on February 25, 1998, the Company completed its first gold pour, officially commencing its operations.

Carlés

In February 1991, prior to the acquisition of RNGM, S.A. by the Company, RNGM, S.A. received a positive bankable feasibility study on its Carlés property. Subsequent to the acquisition, the Company capitalized further exploration and development costs.  In late 2000, the Company also officially commenced operations on this property, transporting the ore to the El Valle plant.

Aguablanca

On July 5, 2001, the Company acquired, from Atlantic Copper, S.A. (“AC”) 50% of the participation rights in a consortium with the Spanish State. The consortium is the holder of 100% of the mineral rights located in Huelva, Sevilla and Badajoz, Spain where the Aguablanca project is located. The Spanish State decided not to participate in working on these mineral rights, as a result, work on these properties shall be carried out 100% by the Company. As agreed between the Spanish State and the Company on July 5, 2001, consideration for working 100% of the mineral rights comprises variable payments, as described below.  These acquisition agreements were made through the Company's wholly-owned subsidiary, RNR.

Prior to purchasing the participation rights, the Company performed due diligence work on the site and determined that the Aguablanca project had economic potential, which was estimated to be equal to or greater than the amount of the cost of purchase.  At the date of purchase, the Company capitalized the acquisition costs in the amount of the fixed consideration.

6. MINERAL PROPERTIES (Continued)

Consideration for the purchase of 50% of the participation rights from AC was a) one payment of $4 million, of which $1.5 million had been paid as at December 31, 2001, and the remaining balance of $2.5 million is payable on April 30, 2003, and is included in Accounts payable and accrued liabilities and Other long-term liabilities as at December 31, 2002 and 2001, respectively (see note 10), b) variable payments over the life of the exploitation of the Aguablanca project, ranging from 0.0% (at nickel and copper prices below $3.25 and $0.73 per pound, respectively) to 3.6% (at nickel and copper prices above $4.54 and $0.73 per pound, respectively) of net smelter return, and c) variable payments of 1% of net smelter return, over the life of the exploitation of any other deposits found within the area of the mineral rights held by the consortium. The Company has the option, at any time, to terminate the variable payments described in b) and c) above by making a lump sum payment of $6 million to AC.

The Company is required to make variable payments to the Spanish State in exchange for the Spanish States’ 50% working rights ranging from 0.5% (at nickel prices below $2.24 per pound) to 2.0% (at nickel prices above $3.51 per pound) of net smelter return. In addition, the Company has the commitment to invest €1.9 million (approximately $2.0 million) in three specific areas within a period of nine years.

In July 2002, the Company received a positive bankable feasibility study for the development of the open pit portion of the Aguablanca project.  All exploration costs prior thereto were expensed.  The Company expects that the total capital cost of the Aguablanca project to be approximately $62.5 million (including VAT and necessary working capital), most of which, subject to finalization of financing, will be incurred in 2003 for the construction of a processing plant, whereafter operations are expected to officially commence.

In December 2002, the Company signed a mandate to arrange and underwrite a project financing facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. for the construction of the Aguablanca project. The proposed project loan facility consists of a six-year senior loan facility of $45 million and subordinated loan facility of $5 million, a stand-by senior cost over-run facility of $5 million and a nickel and copper hedging facility to cover the equivalent of 50% of nickel production during the term of the loan. As part of the consideration for the subordinated loan facility, the Company will issue to the banks a number of common share purchase options at a price that, in case of exercise, will provide the Company with the necessary funds to repay the $5 million loan. The project loan facility is subject to completion of due diligence, legal documentation and final internal bank and regulatory approvals. In addition, the Company has executed and signed in December 2002 a credit facility of €6.0 million (approximately $6.3 million) with Barclays Bank, S.A.E. to finance the VAT of the costs of the project construction.

In January 2003, the Company signed a long-term off-take agreement with Glencore International AG (“Glencore”) for the sale of nickel concentrate from its Aguablanca project. Glencore will purchase 100% of the annual production of concentrate from the Aguablanca project until year 2010 at a sales price that is expected to be in excess of the costs to produce nickel concentrate.

In February 2003, the Company completed an equity financing that will be used to finance the equity portion of the Aguablanca project (see note 17).

6. MINERAL PROPERTIES (Continued)

Corcoesto

The Company is in the process of completing a bankable feasibility study in at its Corcoesto project in northwestern Spain. All exploration costs associated with the exploration activity have been expensed as incurred and there are no capitalized costs.

Lugo

In December 2002, the Company entered into an agreement with Outokumpu Mining Sucursal España to acquire up to a 70% interest in the Lugo properties located in northern Spain according to a phased expenditures earn-in process. Rio Narcea may earn an initial 50% interest in the project by incurring exploration expenditures of €1.5 million (approximately $1.6 million) over a period of up two years commencing December 2002. Rio Narcea can then earn an additional 10% by incurring further exploration expenditures of €1.5 million (approximately $1.6 million) over one year and making a cash payment of €0.8 million (approximately $0.8 million). A further 10% can be acquired by the Company by completing a bankable feasibility study. The Company can resign its participation after expending €0.5 million (approximately $0.5 million) on the properties.

There has been no exploration costs incurred in 2002 by Rio Narcea in relation to these properties.

As at December 31, 2002, Mineral properties consisted of the following:

Translation

adjustment

due to

December 31,

Additions/

currency

December 31,

2001

(amortization)

Disposals

exchange

2002

$

$

$

$

$

Mining properties and development

Mining properties and

  development

27,943,100

3,010,900

(903,100)

5,538,900

35,589,800

Other (a)

962,100

44,400

(190,400)

166,600

982,700

Total mining properties and

  development

28,905,200

3,055,300

(1,093,500)

5,705,500

36,572,500

Land, buildings and equipment

35,041,700

2,702,200

(524,000)

6,894,900

44,114,800

Grants, net of amortization

      (note 5)

(14,117,700)

4,065,800

—

(2,235,800)

(12,287,700)

Accumulated depreciation

 and amortization

(20,948,000)

(15,801,900)

1,599,300

(5,536,300)

(40,686,900)

Total

28,881,200

(5,978,600)

(18,200)

4,828,300

27,712,700

(a) “Other” comprises patents, licenses, software and rights in leased assets.

6. MINERAL PROPERTIES (Continued)

As at December 31, 2001, Mineral properties consisted of the following:

Translation

adjustment

due to

December 31,

Additions/

currency

December 31,

2000

(amortization)

exchange

2001

$

$

$

$

Mining properties and development

Mining properties and

  development

22,747,400

6,496,600

(1,300,900)

27,943,100

Other (a)

881,400

129,300

(48,600)

962,100

Total mining properties and

  development

23,628,800

6,625,900

(1,349,500)

28,905,200

Land, buildings and equipment

34,662,600

2,246,300

(1,867,200)

35,041,700

Grants, net of amortization

      (note 5)

(17,537,800)

2,530,600

889,500

(14,117,700)

Accumulated depreciation

  and amortization

(12,855,300)

(8,906,600)

813,900

(20,948,000)

Total

27,898,300

2,496,200

(1,513,300)

28,881,200

(a) “Other” comprises patents, licenses, software and rights in leased assets.

The detail as at December 31, 2002 and 2001, of the Mineral properties by gold and nickel projects is as follows:

December 31, 2001

December 31, 2002

Gold

Nickel

Gold

Nickel

projects

projects

projects

projects

$

$

$

$

Mining properties and development

Mining properties and

  development

23,786,000

4,157,100

29,256,500

6,333,300

Other (a)

962,100

—

908,400

74,300

Total mining properties and

  development

24,748,100

4,157,100

30,164,900

6,407,600

Land, buildings and equipment

34,925,500

116,200

43,934,300

180,500

Grants, net of amortization

(14,117,700)

—

(11,972,600)

(315,100)

Accumulated depreciation

and amortization

(20,948,000)

—

(40,669,600)

(17,300)

Total

24,607,900

4,273,300

21,457,000

6,255,700

(a) “Other” comprises patents, licenses, software and rights in leased assets.

7. DEFERRED STRIPPING COSTS

Deferred stripping costs are comprised of the following:

Translation

adjustment

due to

December 31,

Additions/

currency

December 31,

2001

(amortization)

exchange

2002

$

$

$

$

Deferred stripping costs

60,190,700

12,241,300

12,775,300

85,207,300

Accumulated depreciation

and amortization

(32,331,300)

(17,059,500)

(8,011,800)

(57,402,600)

27,859,400

(4,818,200)

4,763,500

27,804,700

Translation

adjustment

due to

December 31,

Additions/

currency

December 31,

2000

(amortization)

exchange

2001

$

$

$

$

Deferred stripping costs

48,414,700

14,555,600

(2,779,600)

60,190,700

Accumulated depreciation

and amortization

(22,447,900)

(11,239,700)

1,356,300

(32,331,300)

25,966,800

3,315,900

(1,423,300)

27,859,400

8. OTHER ASSETS

Other assets are comprised of the following:

2002

2001

$

$

Put/call program (note 14)

4,071,500

2,436,200

Long-term deposits and restricted investments

822,100

669,400

Deferred financing fees

1,070,100

1,197,500

5,963,700

4,303,100

The “Put/call program” corresponds to a) the cost of the gold hedging entered into by the Company during 2000 with maturity dates beyond one year, and b) the cost incurred in 2002 by the Company in purchasing  US$/ounce call options with maturity dates between 2004 and 2006. The net cost of gold hedges that mature in the short term is $1,188,900 (see note 14) as at December 31, 2002 (2001 – $1,096,300), and is included in Other current assets in the consolidated balance sheet.

In May 2002, the Company purchased gold call options denominated in US$ with maturity dates in 2003 onwards. The cost of acquisition of the options, representing the fair value of the purchased call options, amounting to €1.2 million (approximately $1.1 million), has been recorded as Other assets and Other

8. OTHER ASSETS (Continued)

current assets, depending on its maturity, at the date of purchase.  Coincident with the purchase of these calls, the same number of written calls were de-designated as hedges.   The change in fair value from the date of purchase and de-designation of the purchased and written call options nets to nil and therefore has no impact on the consolidated statement of operations and deficit.  As at December 31, 2002, the fair value of the purchased and written call options is recorded as Other assets and Other long-term liabilities, $1,151,100, and Other current assets and Accounts payable and accrued liabilities, $201,400.

Long-term deposits and restricted investments are bank accounts and investment funds restricted in use due to the existence of guarantees, which are related to restoration activities and fulfillment of grant conditions (see note 5).

Deferred financing fees represent capitalized costs to obtain long-term debt. These costs are being amortized on a straight-line basis over the life of the underlying debt.

9. LOAN AGREEMENTS

On October 26, 2000, the Company entered into a credit agreement with Deutsche Bank and settled the remaining balance of the loans arranged in 1997 and 1998 with Standard Chartered Bank and several Spanish institutions. In addition, the Company settled the put/call options arranged on August 1, 1997, which resulted in a gain of $5.2 million. The gain is being brought into income at the same time the gold production, which was being hedged, is recognized in income (see note 15).

Within the credit agreement arranged with Deutsche Bank, the Company has the following facilities:

(a)

Term Loan Facility – $19,000,000

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

The term facility is to be repaid as follows: 12.5% semi-annually (April and October), starting April 30, 2002, with the final payment on October 31, 2005.  In December 2002, the Company prepaid $1,000,000 corresponding to the payment due in April 2003. In January 2003, the Company prepaid an additional $2,562,500 corresponding to the rest of the payment due in April 2003 and half of the payment due in October 2003.

As at December 31, 2002, the amount payable during 2003 under this facility is $3,750,000 (2001 – $3,750,000) and is included in current liabilities in the consolidated balance sheet.

9. LOAN AGREEMENTS (Continued)

(b)

Term Loan Facility – $3,500,000

This facility represents advances to the Company, to a limit of $3,500,000, to finance the expansion of the El Valle and Carlés projects.  The interest rate for these advances is LIBOR US$ + 2.2% per annum.  As at December 31, 2002, the full amount of the facility had been drawn down.

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

The proceeds of this facility were allocated between long-term debt ($2,527,100) and the A and B Call Options ($972,900). The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black Scholes model) were a volatility of 92%, average interest rate of 6.7% and average maturity of 5.5 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2002, calculated using the effective interest rate method, was $166,000 (2001 – $183,700).

(c)

Current account credit facility – $4,000,000

On June 28, 2001, Deutsche Bank granted a new current account credit facility with a limit of $4,000,000 at an interest rate, which is tied to the 3-month LIBOR US$ + 2.2%.  The amount drawn down against this facility amounted to $3,000,000 as at December 31, 2001, and a further $1,000,000 was drawn down in January and February 2003.  This credit facility is to be repaid in two equal instalments on October 31, 2005 and 2006.  This credit facility was used to finance the acquisition and exploration of the mineral properties of the Aguablanca project.

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

9. LOAN AGREEMENTS (Continued)

US$0.687 per share.  The other terms are the same as those prevailing for the options assigned to the $3,500,000 term loan facility.

The proceeds of this facility were allocated between long-term debt ($2,739,900) and the A and B Options ($1,260,100).  The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equalled the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black Scholes model) were a volatility of 92%, average interest rate of 5.7% and average maturity of 4.8 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2002, calculated using the effective interest rate method, was $116,900 (2001 – $112,200).

On July 5, 2002, options issued to Deutsche Bank under the facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Coincident with the options exercise, the Company repaid the principal amount owing under the facility (see note 11).

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

Amounts shall be repaid in full on the last day of the interest period relating to each standby working capital advance.  This loan is renewable on a revolving basis with a final maturity on October 26, 2004.  As at December 31, 2002, this loan had not been drawn down (2001 – $1,500,000).

(e)

Guarantee Facility

The Company has been provided two guarantees: (1) the IFR Guarantee, and (2) the Hedging Guarantee.

The IFR Guarantee, in the maximum amount of €2,319,906, was to be used to secure/discharge obligations of the Company to the “Dirección General de Política Sectorial” of the Spanish Ministry of the Economy in relation to the IFR subsidy.  This guarantee was cancelled in December 2001 as the Company complied with the conditions established for the granting of this subsidy.

The Hedging Guarantee (provided by Deutsche Bank in relation to the hedging program contracted with its subsidiary Deutsche Bank A.G. London), in the maximum amount of $30,000,000, shall guarantee certain of the liabilities of the Company under the put/call program, on terms and subject to conditions set out therein.

9. LOAN AGREEMENTS (Continued)

Under this credit agreement, the Company is required to fulfill certain obligations, which are summarized below:

-

The Company is required to submit information to Deutsche Bank, including most notably operating forecasts, financial reports and details of investments made.

-

The Company is required to comply with current legislation in force and arrange adequate risk hedging on a timely basis.

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

As at December 31, 2002 and 2001, it is the Company's understanding that all these obligations have been fulfilled.

All the financing granted by Deutsche Bank are secured by the assets and shares of RNGM, S.A. (gold assets) and specifically secured by mortgages on the El Valle and Carlés mineral properties.

Loan agreements schedule at December 31, 2002:

US$ Outstanding

Currency

Maturity

Short-term

Long-term

$

$

Project finance/mortgage loans

Deutsche Bank

US$

October 31, 2006

3,750,000

12,376,900

Industrial and Technological

Development Centre (1)

Euros

March 31, 2007

165,500

988,500

Ministry of Science and

Technology (1)

Euros

October 31, 2011

—

126,100

Bansaleasing

Euros

November 4, 2004

91,600

83,600

Banco Bilbao Vizcaya

Argentaria, S.A.

Euros

July 5, 2004

42,100

17,700

Accrued interest payable

Euros

151,400

—

4,200,600

13,592,800

(1)

These loans are used to finance research projects to be performed by the Company.

Except for the loans from the Industrial and Technological Development Center and the Ministry of Science and Technology, which were granted at a zero interest rate, the aforementioned loans from credit entities bear interest tied to LIBOR US$, EURIBOR (European interbank offering rate) or MIBOR (Madrid interbank offering rate) plus a spread ranging from 1.0% to 2.2%.

In addition, in December 2002, the Company signed a mandate to arrange and underwrite a project financing facility in relation to its Aguablanca project and has executed and signed a credit facility of €6 million ($6.3 million approximately) with Barclays Bank, S.A.E. to finance the VAT of the costs of the project construction (see note 6).

9. LOAN AGREEMENTS (Continued)

The Company also has executed, in January 2003, a credit facility of €2.4 million (approximately $2.5 million) with Caja Castilla La Mancha to finance VAT related to its gold operations.

Loan agreements schedule at December 31, 2001:

US$ Outstanding

Currency

Maturity

Short-term

Long-term

$

$

Project finance/mortgage loans

Deutsche Bank (4)

US$

October 31, 2006

6,250,000

18,812,900

Deutsche Bank

Euros

(see (1) above)

325,500

—

Industrial and Technological

Development Centre (3)

Euros

May 31, 2006

14,900

111,200

Ministry of Science and

Technology (3)

Euros

October 31, 2011

—

105,900

Bankinter

Euros

(see (2) below)

1,092,800

—

Caja Rural de Almería y Málaga

Euros

(see (2) below)

583,900

—

Caja Castilla la Mancha

Euros

(see (2) below)

838,300

—

Bansaleasing

Euros

November 4, 2004

77,100

147,700

Banco Bilbao Vizcaya

Argentaria, S.A.

Euros

July 5, 2004

35,000

50,300

Accrued interest payable

Euros

397,200

—

9,614,700

19,228,000

(2)

These loans mature upon the collection of VAT or grants.

(3)

These loans are used to finance research projects to be performed by the Company.

(4)

The short-term portion of this debt includes $4,750,000, which is the current portion of long-term debt and the standby working capital facility amount of $1,500,000 included in Short-term bank indebtedness.

Except for the loans from the Industrial and Technological Development Center and the Ministry of Science and Technology, which were granted at a zero interest rate, the aforementioned loans from credit entities bear interest tied to LIBOR US$, EURIBOR (European interbank offering rate) or MIBOR (Madrid interbank offering rate) plus a spread ranging from 0.5% to 2.2%.

The required principal repayments of the Company on its long and short-term debt are as follows:

Year

Balance

$

2003

4,200,600

2004

5,144,600

2005

6,526,800

2006

1,703,500

2007

145,800

2008 and thereafter

72,100

17,793,400

9. LOAN AGREEMENTS (Continued)

As at December 31, 2002, the Company has provided bank guarantees to certain governmental institutions and entities in Spain totaling approximately $28,220,700 (2001 – $23,089,700).  Of this amount, $2,414,200 (2001 – $1,828,600) relates to reclamation guarantees, $20,261,600 (2001 – $16,608,300) relates to guarantees issued as security to allow the Company to collect certain government grants (see note 5), $5,294,400 (2001 – $4,449,200) relates to the financing from Deutsche Bank, and $250,500 (2001 – $203,600) relates to other items.

10. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

2002

2001

$

$

Provision for site restoration

1,250,400

591,800

Due to Atlantic Copper, S.A. (note 6)

—

2,500,000

Ministry of the Economy

1,563,600

212,600

Put/call program (notes 8 and 14)

1,151,100

—

3,965,100

3,304,400

The Company has estimated future site restoration obligations, which it believes will meet current regulatory requirements, of $2,661,900 (including the $1,250,400 already accrued). The Company expects to spend $2.7 million within the next five years. Future changes, if any, in regulations and cost estimates may be significant and will be recognized when known.

As of December 31, 2002 and 2001, RNGM, S.A. and RNR were granted a total of $330,400 and $473,400, respectively (2001 – nil and $212,600, respectively), by the Ministry of the Economy in relation to the El Valle and Aguablanca projects. These grants will be reimbursed if there are positive results on the subsidized projects. As the Company has received a positive bankable feasibility study on the Aguablanca project in 2002, and expects the other subsidized projects related to El Valle to be positive, the total grants received have been recorded as a liability. In addition, the Company has recorded a liability with the Ministry of the Economy amounting to $759,800 as of December 31, 2002 (see note 5). This amount has been recorded as a charge to Other income (expense).

11. SHARE CAPITAL

Common shares

The authorized capital stock of the Company is comprised of an unlimited number of common shares.

Details of issued and outstanding shares are as follows:

	2002		2001		2000
	Shares	Amount	Shares	Amount	Shares	Amount
		$		$		$

Common shares
Balance,
beginning of year	65,050,817	79,446,300	64,922,310	79,262,100	63,457,310	77,119,400
Issuance of cash
Rights offering/private
placements, net of
costs	---	---	128,507	184,200	1,465,000	2,142,700
Exercise of employee
stock options	608,000	304,700	---	---	---	---
Exercise of share
purchase options	5,825,809	4,000,000	---	---	---	---
Non-cash issuances
Shares issued to
service suppliers	245,000	118,300	---	---	---	---
Exercise of share
purchase options	---	229,100	---	---	---	---
Balance, end of year	71,729,626	84,098,400	65,050,817	79,446,300	64,922,310	79,262,100

During 2002, 608,000 options issued under the Employee Stock Option Plan (see note 12) have been exercised, for proceeds of $304,700. The average price of the exercised options was CDN$0.78.

On February 14, 2002, the Company issued 245,000 shares to HSBC Investment Bank plc (“HSBC”) in consideration for the consultant services provided by that company. Shares issued were recorded at their fair value (market price - CDN$0.77) on the date of the issuance (see “Non-Employee stock options” section below).

On July 5, 2002, share purchase options that had been previously issued to Deutsche Bank under the credit facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4.0 million. Accrued interest as at that date amounted to $229,100 and has been accounted as additional capital stock. Coincident with the exercise of the share purchase options, the Company repaid the principal amount owing under its $4.0 million current account credit facility (see note 9) in respect of the Aguablanca project arranged with Deutsche Bank.

In March 2001, Barrick Gold Corporation subscribed for 128,507 additional shares issued by the Company at a price of CDN$2.25 per share. The gross proceeds from the offering totaled US$184,700, of which US$184,200 was received by the Company.

11. SHARE CAPITAL (Continued)

On January 19, 2000, the Company issued 1,345,000 common shares at a price of CDN$2.25 per share.  These shares were subscribed for by Barrick Gold Corporation, pursuant to the January 25, 2000, Naraval agreement, which was terminated in December 2000.  The gross proceeds for the placement totaled CDN$3,026,250 (US$2,050,000) which resulted in net proceeds to the Company of $2,018,500.  In 1998, the Board of Directors approved the issuance, which was finally made in 2000, of an additional 120,000 common shares at a price of CDN$1.50 for the purchase of the Estalaya gold mineral rights. The cost of the Estalaya gold mineral rights, amounting to $124,200, were expensed.

Non-Employee stock options

Non-employee stock options outstanding as at December 31, 2002, are summarized as follows:

Weighted

Accounted

Number of

Number of

average

Fair

options

options

Exercise

remaining

Value

outstanding

vested

price

life

CDN$

Years

US$

833,332

833,332

$0.77

2.1

518,700

693,000

693,000

$0.80

1.2

188,100

1,526,332

1,526,332

$0.78

1.7

706,800

During 2002, the Company issued 833,332 stock options to HSBC in consideration for the consultant services provided (see “Common shares” section above). An additional 166,668 stock options with the same terms were issued in January and February 2003 under the same consultant agreement. No other stock options are pending to be issued in that respect.

In addition, the Company issued 693,000 stock options to Haywood Securities Inc. as part of the agent fees in relation to the special warrants issued in March 2002 (see “Special warrants” section below).

Special warrants

On March 21, 2002, the Company strengthened its financial position by completing an equity financing comprised of 9,000,000 special warrants at a price of CDN$0.80 per special warrant to raise gross proceeds of CDN$7,200,000 (US$4,548,800) of which CDN$2,667,000 (US$1,773,000) was initially escrowed pending receipt for the final prospectus and finally collected on August 12, 2002, together with the accrued interest.  Net proceeds to be received after payment of expenses related to the offering were $4,101,900 (excluding expenses of $188,100, being the fair value of the 693,000 additional warrants granted to the agent as part of its fees).

Each special warrant entitled the holder to acquire, without further payment and until March 22, 2003, one common share of the Company.  As the Company did not obtain a receipt for a final prospectus on or prior to July 19, 2002, due to the requirement to restate and re-audit its financial statements, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 common shares in lieu of one common share.  All holders of the special warrants elected to receive 1.1 common shares in lieu of retraction and, as a result,

11. SHARE CAPITAL (Continued)

900,000 further common shares were issuable upon exercise of the special warrants. A receipt for the final prospectus was received on March 7, 2003, and the special warrants were exercised into common shares of the Company on March 14, 2003.

In addition, the Company completed on February 6, 2003, an equity financing comprised of 12,000,000 special warrants to raise gross proceeds of CDN$27,000,000 (US$17,730,900) (see notes 6 and 17). These special warrants were exercised into common shares of the Company on March 14, 2003.

Maximum shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at December 31, 2002, were exercised or converted:

Number of shares

Common shares outstanding at December 31, 2002

71,729,626

Options to purchase common shares

  Employee Stock Option Plan

4,905,635

  Share purchase options related to debt

3,500,000

  Special warrants (March 2002 issue)

9,900,000

  Options issued to service suppliers

1,526,332

91,561,593

11. SHARE CAPITAL (Continued)

Net income (loss) per share

The computation of basic and diluted income (loss) per share is as follows:

2002

2001

2000

$

$

$

Basic income (loss) per share computation

Numerator:

  Net income (loss)

9,697,500

(3,714,500)

(7,407,500)

  Net income (loss) applicable to common shares

9,697,500

(3,714,500)

(7,407,500)

Denominator

  Weighted average common shares outstanding

68,397,860

65,018,690

64,846,050

  Weighted average special warrants outstanding

3,851,507

—

—

  Sum

72,249,367

65,018,690

64,846,050

Basic income (loss) per common share

0.13

(0.06)

(0.11)

Diluted income (loss) per share computation

Numerator:

  Net income (loss)

9,697,500

(3,714,500)

(7,407,500)

  Net income (loss) applicable to common shares,

     assuming dilution

9,697,500

(3,714,500)

(7,407,500)

Denominator

  Weighted average common shares outstanding

68,397,860

65,018,690

64,846,050

  Weighted average special warrants outstanding

3,851,507

—

—

  Dilutive effect of:

    Stock options

433,643

—

—

    Special warrants

3,550,685

—

—

    Common share purchase options

474,225

—

—

    Employee stock options

853,527

—

—

  Sum

77,561,447

65,018,690

64,846,050

Diluted income (loss) per common share

0.13

(0.06)

(0.11)

12. EMPLOYEE STOCK OPTIONS

On November 5, 1996, the Board of Directors approved a new employee stock option plan (the “1996 ESOP”). Under this plan, the Board of Directors, or a committee appointed for such purpose, may from time to time grant to directors, officers and employees of, or consultants to the Company, any parent of the Company, or any subsidiary of the Company (collectively, “Eligible Personnel”) options to acquire common shares in such numbers, for such term, at such exercise price and with such other terms not inconsistent with the provisions of the 1996 ESOP.

Under the 1996 ESOP, the option exercise price may be not less than the closing price on the Toronto Stock Exchange on the day prior to the date of grant.  The option term may not exceed ten years.  Options granted under the 1996 ESOP are non-transferable and, in the case of non-statutory options, terminate on the holder's ceasing to be an employee or director of the Company or any of its affiliates. In the case of incentive stock options, they terminate no less than three and not more than 12 months after termination of employment as determined by the Board.  The maximum number of common shares that

12. EMPLOYEE STOCK OPTIONS (Continued)

may be reserved for issue under the 1996 ESOP is 7,000,000 and, as at December 31, 2002, 448,000 of these options had been exercised (2001 – none). The maximum number of common shares, which may be subject to option to any one Eligible Personnel, may not exceed 5% of the number of issued and outstanding common shares at the time of the grant of any option. Options issued have vesting periods, which are determined by the Board or a committee appointed by the Board.

In June 1994, the Board of Directors had previously approved the 1994 employee stock option plan (the “1994 ESOP”), with the same terms and conditions as the above mentioned 1996 ESOP. The maximum number of common shares that may be reserved for issue under the 1994 ESOP is 3,000,000, of which 968,700 have been issued upon exercise of options as at December 31, 2002 (2001 – 808,700).

The following is a continuity schedule of options outstanding:

	2002		2001		2000
		Weighted		Weighted		Weighted
	Number	ave. exercise	Number	ave. exercise	Number	ave. exercise
	of options	price	of options	price	of options	price
		CDN$		CDN$		CDN$

Balance,
beginning of year	5,709,300	$1.38	4,241,300	$1.80	4,236,300	$3.01
Granted	145,000	$1.02	2,131,000	$0.65	80,000	$1.80
Exercised	(608,000)	$0.78	---	---	---	---
Expired	(340,665)	$0.63	(663,000)	$1.68	(75,000)	$3.76
Re-pricing effect	---	---	---	---	---	($1.17)
Balance, end of year	4,905,635	$1.50	5,709,300	$1.38	4,241,300	$1.80

In June 2000, all options with an exercise price in excess of CDN$2.00, amounting to 3,100,000 options, were re-priced such that their new exercise price was CDN$2.00 per share. The new exercise price of CDN$2.00 was in excess of the market price of the Company's common shares on the day the options were re-priced.

12. EMPLOYEE STOCK OPTIONS (Continued)

Stock options outstanding as at December 31, 2002 are summarized as follows:

Options outstanding

Options Vested

Exercise

Number of

Weighted

Weighted

Number of

Weighted

price

options

average

average

options

average

range

outstanding

remaining

exercise

vested

exercise

life

price

price

CDN$

Years

CDN$

CDN$

Directors

$0.60 to $0.79

565,000

3.5

$0.72

343,335

$0.72

$1.00 to $1.19

216,300

2.6

$1.12

216,300

$1.12

$1.80 to $1.99

100,000

1.5

$1.95

100,000

$1.95

$2.00 to $2.19

1,390,000

4.1

$2.00

1,390,000

$2.00

2,271,300

3.7

$1.59

2,049,635

$1.69

Officers

$0.40 to $0.59

75,000

3.9

$0.55

50,000

$0.55

$0.60 to $0.79

240,000

3.2

$0.63

146,666

$0.63

$1.00 to $1.19

175,000

1.5

$1.15

175,000

$1.15

$1.60 to $1.79

45,000

4.7

$1.76

15,000

$1.76

$2.00 to $2.19

375,000

3.4

$2.00

375,000

$2.00

910,000

3.1

$1.34

761,666

$1.44

Other

$0.60 to $0.79

584,335

3.2

$0.62

339,003

$0.62

employees

$0.80 to $0.99

35,000

6.6

$0.80

35,000

$0.80

$1.00 to $1.19

115,000

1.5

$1.15

115,000

$1.15

$1.80 to $1.99

55,000

2.1

$1.80

55,000

$1.80

$2.00 to $2.19

935,000

3.3

$2.00

935,000

$2.00

1,724,335

3.2

$1.45

1,479,003

$1.58

Grand total

4,905,635

3.4

$1.50

4,290,304

$1.61

Of the total number of options reflected in the foregoing table, 1,566,300 relate to the 1994 ESOP and 3,339,335 relate to the 1996 ESOP.

In addition, the Company granted, on February 19, 2003, 1,349,000 new stock options under the 1996 ESOP with a strike price of CDN$2.05 and a maturity of five years.

Pro forma disclosures

Until the issue of Section 3870 of the CICA Handbook dated November 13, 2001, which establishes standards for the recognition, measurement and disclosure of stock-based compensation, the Company did not recognize, in income, the cost of stock-based compensation.  Therefore, as at December 31, 2001, the Company did not record any compensation cost in connection with its stock option plans. Effective January 1, 2002, the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-based Compensation and Other Stock-Based Payments and has elected to continue accounting for employee stock options using the intrinsic value method.  The adoption of this new standard had no effect on the Company’s reported earnings for the year ended December 31, 2002.

12. EMPLOYEE STOCK OPTIONS (Continued)

For purposes of the pro forma disclosures required by Section 3870 of the CICA Handbook, the fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for fiscal 2002, 2001 and 2000:  5.0 years expected term, 92% volatility, 5.0% interest rate and an expected dividend yield of 0% since no dividend payments were made.

The total pro forma fair value of options granted in each of the years in the three-year period ended December 31, 2002, was as follows:

Pro forma fair
value of
options granted
$

Options granted in year ended
December 31,2000	72,800
December 31, 2001	654,700
December 31, 2002	40,500

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized over the options’ vesting period.

Upon re-pricing the options in June 2000, an additional expense is recorded for pro forma purposes, which is equal to the difference between the value of the original options on the date of re-pricing and the value of the new re-priced options on the date of re-pricing.  The additional expense of $221,400 was recorded in the second quarter of 2000 for purposes of pro forma disclosure.  The cost of stock-based compensation for the years ended December 31, 2002, 2001 and 2000, would be $214,900, $464,200 and $401,300, respectively.  The resulting pro forma net income (loss) and net income (loss) per share is as follows:

2002

2001

2000

$

$

$

Pro forma net income (loss) attributable to

  common shareholders

9,482,600

(4,178,700)

(7,808,800)

Pro forma net income (loss) per common share-

  Basic

0.13

(0.06)

(0.12)

  Diluted

0.12

(0.06)

(0.12)

13. TAXES

The Company's operations are conducted through its wholly-owned subsidiaries RNGM, S.A., RNR and Naraval, which are subject to income taxes in Spain, including most notably Value Added Tax (“VAT”).  VAT inspections are carried out by the tax authorities on an annual basis relating to VAT refunds and no matters that might affect the recoverability of these balances have been identified to date.  As at December 31, 2002, the Company has recorded $2,571,100 (2001 – $2,675,400) as VAT and other taxes receivable, of which $2,528,400 (2001 – $2,442,300) correspond to VAT exclusively.

13. TAXES (Continued)

Significant components of the Company's future tax assets as at December 31, 2002 and 2001, are as follows:

2002

2001

$

$

Future tax assets

Tax value of mineral properties exceeding

        accounting value

9,964,600

10,171,400

Non-capital loss carryforwards

  Canada

2,499,700

2,523,900

  Spain

2,971,700

2,539,300

Share issue costs

233,100

114,100

Total future tax assets

15,669,100

15,348,700

Valuation allowance for future tax assets

(15,669,100)

(15,348,700)

Net future tax assets

—

—

The Company has available $8,490,700 (2001 – $7,255,200) of net operating tax loss carryforwards reported from its Spanish operations and incurred from 1998 to 2002 that expire in 15 years from the date incurred. In addition, the Company has $7,935,500 (2001 – $6,538,600) of net operating tax loss carryforwards reported from its Canadian operations and incurred from 1996 to 2002 that expire in seven years from the date incurred.

Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards and other tax assets, the Company has recorded a valuation allowance for the full amount of the future tax assets.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery) is as follows:

2002

2001

2000

$

$

$

Income taxes at statutory rates

3,743,200

(1,433,800)

(2,859,300)

Expenses deductible for accounting,

    not for tax

—

678,300

1,636,100

Utilization of  prior year losses

   not benefited

(212,800)

—

—

Change in net future tax assets

  valuation allowance, including exchange

  rate effect

(3,209,500)

911,700

1,488,100

Foreign tax rate differentials

(5,100)

31,400

108,600

Share issuance costs deductible for

    tax purposes

(315,800)

(187,600)

(373,500)

—

—

—

14. DERIVATIVE FINANCIAL INSTRUMENTS

The return on the Company's investments will depend on fluctuations in gold and other commodity prices, exchange rates and on the put/call program and other hedging transactions arranged by the Company to mitigate these risks.

14. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

On October 26, 2000, the Company settled all its then existing put and call options and contracted a put/call structure to partially cover market and exchange rate risks for the period of the new credit agreement with Deutsche Bank (see notes 2 and 9).  On settlement of its then existing put and call options, the fair value was $5,134,900.  This amount was applied to the new put/call structure and represents the net premium associated with such structure.

The detail by maturity year of the gold put/call options cancelled in October 2000, as at the day of the cancellation, was as follows:

2000

2001

2002

Total

Purchase of US$/oz

put options

Ounces

12,500

55,000

55,000

122,500

Exercise price

US$315/oz

US$315/oz

US$315/oz

US$315/oz

Sale of US$/oz

call options

Ounces

8,500

38,500

38,500

85,500

Exercise price

US$395/oz

US$395/oz

US$395/oz

US$395/oz

Also, on June 26, 2001, the Company entered into an additional hedging contract consisting of the forward sale of 14,255 ounces of gold in the period 2002-2006 at $300.98 per ounce.

In May 2002, the Company purchased call options with the same term to maturity and exercise price as the US$365/oz call options that had been written and sold on October 26, 2000. Coincident with the purchase of those call options, the Company terminated the hedging relationship of the written call options denominated in US$.  The fair value of the purchased call options on the date of purchase was $1,090,700.  This amount was recorded in Other assets and Other current assets depending on its maturity.  As at December 31, 2002, the increase in the fair value of the purchased call options was equal to the decrease in the fair value of the written call options, therefore, eliminating any impact on net income.

In February 2003, the Company purchased call options with the same terms to maturity and exercise price as the €405 per ounce gold calls previously written and sold, representing 82,736 ounces of gold.

14. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The detail of the transactions relating to the structure entered into in 2000, forwards entered into in 2001 and purchased calls entered into in 2002, outstanding as at December 31, 2002 and 2001, is as follows:

Transaction	Term	Total ounces	Exercise price/ounce
December 31, 2002-
Purchase of put options	2003-2006	76,540	US$280
Purchase of put options	2003-2006	270,902	€300
Sale of call options	2003-2006	58,244(a)	US$365
Purchase of call options	2003-2006	58,244(a)	US$365
Sale of call options	2003-2006	194,154	€405
Forwards	2003-2006	13,647	US$300.98
December 31, 2001-
Purchase of put options	2002-2006	111,094	US$280
Purchase of put options	2002-2006	362,024	€300
Sale of call options	2002-2006	79,022	US$365
Sale of call options	2002-2006	248,944	€405
Forwards	2002-2006	14,255	US$300.98

 (a) Contracts matched with different counter-parties.

During 2002 and 2001, the detail of gold options and forwards that have matured is as follows:

Total

Exercise

Maturity date

ounces

price/ounce

Spot price/ounce

Year 2002-

  October 2002

608

US$300.98/ounce

US$316.90

Year 2001-

  June 2001

23,429

€300/ounce

€295.94

  June 2001

30,441

US$280/ounce

US$265.66

  December 2001

30,441

US$280/ounce

US$274.19

As at December 31, 2002, the detail of the net premium, as defined above, is as follows (see note 8):

Translation

adjustment

Charged

Premium

due to

December 31,

to

on purchased

currency

December 31,

2001

expenses

Transfers

call options

exchange

2002

$

$

$

$

$

$

Other current assets

1,096,300

(1,175,600)

996,900

275,900

196,800

1,390,300

Other assets

2,436,200

—

355,600

814,800

464,900

4,071,500

Accounts payable and

  Accrued liabilities

—

—

(201,400)

—

—

(201,400)

Other long-term

  Liabilities

—

—

(1,151,100)

—

—

(1,151,100)

3,532,500

(1,175,600)

—

1,090,700

661,700

4,109,300

14. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

In order to minimize the effect of exchange rate fluctuations, the Company signed various foreign exchange contracts, all of which matured in February 2002.  At December 31, 2001, the put and call option contracts in force were as follows:

		Hedged
		amount in
Transaction	Maturity date	US $	Exercise price

Purchase of call option on Euros
in exchange for US dollars	January 2002	1,500,000	€1.0142/$
Purchase of call option on Euros
in exchange for US dollars	February 2002	1,500,000	€1.0142/$
		3,000,000

Sale of a put option on Euros
in exchange for US dollars	January 2002	1,500,000	€1.0398/$
Sale of a put option on Euros
in exchange for US dollars	February 2002	1,500,000	€1.0398/$
		3,000,000

These contracts impacted the proceeds of gold sales and were recognized at the time of such sales.

The Company recorded losses of $300,100 in 2002 (2001 – $1,755,900) with respect to its foreign exchange contracts, which are included as Gold sales in the consolidated statements of operations and deficit.  The loss represents the difference between the spot price of the foreign currency at the date of closing out the contract, as compared to the contracted foreign exchange rate.

Fair value of derivative financial instruments

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price.

The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

14. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The following table presents the fair value of derivative financial instruments at December 31, 2002:

			2002
			Fair value
			over (under
	Book value	Fair value	book value
	$	$	$

Held for asset-liability management purposes
Premium paid/(received)
Purchased put options (US$280/ounce)	1,491,600	245,800	(1,245,800)
Purchased put options (€300/ounce)	4,924,600	2,352,100	(2,572,500)
Written call options (US$365/ounce)	(581,800)	(1,352,500)	(770,700)
Purchased call options (US$365/ounce)	1,352,500	1,352,500	-----
Written call options (€405/ounce)	(3,077,600)	(2,179,400)	898,200
Forwards (US$300.98/ounce)	-----	(751,500)	(751,500)
Total value	4,109,300	(333,000)	(4,442,300)

15. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP, as described below.

(a) Derivative financial instruments

The Company uses option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction.  For periods up to and including December 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value.  The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship.  FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

The Company has not implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under FAS 133.  As a result, for the years ended December 31, 2002 and 2001, the Company's derivative portfolio is not eligible for hedge accounting

15. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

despite the fact that management considers its portfolio to be an effective risk management tool and an economic hedge of its future gold sales.

Accordingly, for purposes of reconciling to U.S. GAAP, the Company recorded a charge to income of $2,957,000 in the year ended December 31, 2002 (2001 – $2,354,700).  The charges to income of $2,957,000 and $2,354,700 recorded in the years ended December 31, 2002 and 2001, respectively, represent the change in fair value of the Company’s remaining derivative financial instruments between the beginning and the end of the year.  For periods prior to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedged transaction under U.S. GAAP.

Upon adoption of FAS 133, the Company recorded a net cumulative adjustment to other comprehensive loss of $3,957,200 as at January 1, 2001.  This adjustment includes an amount that represents the negative fair value of the purchased put and written call options outstanding as at January 1, 2001, of $657,200.  Of this amount, $36,400 was charged to income and $1,563,000 was credited to income during 2002 and 2001, respectively, and the remaining unrealized gain of $869,400 will reverse through income from 2003 to 2006.   In addition, the net cumulative adjustment to other comprehensive loss includes a separately recorded deferred gain on settlement of a past put and call option structure of $4,614,400 (see note 2).  Of this amount, $2,307,200 was credited to income during each of 2002 and 2001.  The Company’s derivative financial instruments were limited to purchase put and written call options on future gold sales.  These derivative financial instruments were designated in a hedging relationship that addressed the cash flow exposure of forecasted gold sales, therefore, the transition adjustment has been recorded as a cumulative adjustment to other comprehensive loss.

(b)

Mineral properties

In accordance with Statement of Financial Accounting Standards No. 121 (“FAS 121”), project financing costs are excluded from the evaluation of mineral properties (excluding exploration costs) for impairment purposes.  In addition, under U.S. GAAP, if assets are determined to be impaired, a reduction in the carrying amount to estimated fair value is required in accordance with FAS 121.  Application of FAS 121 had no impact on the recoverability of mineral properties.  Under Canadian GAAP, mineral properties are evaluated for impairment using future undiscounted cash flows.

(c)

Stock based compensation

In accordance with Statement of Financial Accounting Standards No. 123 and Financial Accounting Standards Board Interpretation No. 44, the re-priced stock options (see note 12) are accounted for as a variable award from the date of re-pricing to the date the options are exercised, forfeited or expired.  For purposes of reconciling to U.S. GAAP, additional compensation expense recorded in this respect, amounted to $256,600 (2001 – nil; 2000 – nil).

15. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Comprehensive income

U.S. GAAP requires the disclosure of all components of comprehensive income.  Comprehensive income is defined as the change in shareholders' equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

As noted in the table below, the Company recorded cumulative translation adjustments (“CTA”) in comprehensive income.  CTA arises from the translation of its Spanish subsidiaries for which the functional currency is the Euro to the Company's reporting currency in U.S. dollars.  In addition, the Company recorded a cumulative adjustment to comprehensive income at January 1, 2001, for the change in derivative financial instrument accounting.

(e)

The following tables presents net income (loss), comprehensive income (loss) and income (loss) per share information following U.S. GAAP:

2002

2001

2000

$

$

$

Net income (loss) under Canadian GAAP

9,697,500

(3,714,500)

(7,407,500)

Adjustments

Derivative financial instruments (see (a))

(2,957,000)

(2,354,700)

—

Stock-based compensation (see (c))

(256,600)

—

—

Net income (loss) under U.S. GAAP

6,483,900

(6,069,200)

(7,407,500)

Other comprehensive income (loss)

Foreign currency translation

6,766,100

(1,831,000)

(2,998,400)

Cumulative adjustment at January 1, 2001,

for the change in derivative financial

instrument accounting (see (a))

—

3,957,200

—

Derivative financial instruments realized

in net income (loss) (see (a))

(2,343,600)

(744,200)

—

4,422,500

1,382,000

(2,998,400)

Comprehensive income (loss) under U.S. GAAP

10,906,400

(4,687,200)

(10,405,900)

Income (loss) per common share under U.S. GAAP

  Basic

0.09

(0.07)

(0.11)

  Diluted

0.08

(0.07)

(0.11)

15. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

The following tables indicate the significant items in the consolidated balance sheets as at December 31, 2002 and 2001, that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

December 31, 2002

Derivative

Foreign

financial

Stock-based

currency

Canadian

instruments

compensation

translation

U.S.

GAAP

(a)

(c)

(d)

GAAP

$

$

$

$

$

Other current assets

2,413,800

(1,113,400)

—

—

1,300,400

Other assets

5,963,700

(2,577,400)

—

—

3,386,300

Accounts payable and

   accrued liabilities

(11,489,900)

(58,800)

—

—

(11,548,700)

Other long-term liabilities

(3,965,100)

(692,700)

—

—

(4,657,800)

Employee Stock options

—

—

(256,600)

—

(256,600)

Deficit

29,350,200

5,311,700

256,600

—

34,918,500

Accumulated other comprehensive

  (income) loss

—

(869,400)

—

7,349,600

6,480,200

Cumulative foreign exchange

  translation adjustment

7,349,600

—

—

(7,349,600)

—

December 31, 2001

Derivative

Foreign

financial

currency

Canadian

instruments

translation

U.S.

GAAP

(a)

(d)

GAAP

$

$

$

$

Other current assets

1,489,300

(363,700)

—

1,125,600

Other assets

4,303,100

(693,000)

—

3,610,100

Accounts payable and

       accrued liabilities

(12,750,900)

(255,200)

—

(13,006,100)

Current portion of deferred revenue

(2,307,200)

2,307,200

—

—

Other long-term liabilities

(3,304,400)

(137,000)

—

(3,441,400)

Deficit

39,047,700

2,354,700

—

41,402,400

Accumulated other comprehensive (income) loss

—

(3,213,000)

14,115,700

10,902,700

Cumulative foreign exchange

  translation adjustment

14,115,700

—

(14,115,700)

—

There would be no differences in the consolidated balance sheet line items as at December 31, 2000, under U.S. GAAP.

(g)

There would be no differences in the consolidated statement of cash flows for each of years in the three-year period ended December 31, 2002, under U.S. GAAP.

15. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h)

Stock-based compensation

Until the issue of Section 3870 of the CICA Handbook dated November 13, 2001, which establishes standards for the recognition, measurement and disclosure of stock-based compensation, the Company did not recognize, in income, the cost of stock-based compensation under Canadian GAAP.  Therefore, as at December 31, 2001, the Company did not record any compensation cost in connection with its stock option plans (see note 12).  Effective January 1, 2002, under Canadian GAAP the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-based Compensation and Other Stock-Based Payments and has elected to continue accounting for employee stock options using the intrinsic value method.

For purposes of the pro forma disclosures required by Statement of Financial Accounting Standards No. 123 (“FAS No. 123”) under U.S. GAAP, assumptions applied in the calculation of the fair value of each option granted and total pro forma fair value of options granted in each of the years in the three year period ended December 31, 2002, and the cost of stock-based compensation for the years ended December 31, 2002, 2001 and 2000, is disclosed in note 12.

The resulting pro forma net income (loss) and net income (loss) per share is as follows:

2002

2001

2000

$

$

$

Pro forma net income (loss) attributable to

  common shareholders

6,269,000

(6,533,400)

(7,808,800)

Pro forma net income (loss) per common share-

  Basic

0.09

(0.10)

(0.12)

  Diluted

0.08

(0.10)

(0.12)

(i)

New accounting standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards

In November 2001, the CICA issued a new Accounting Guideline, “Hedging Relationships” (“AcG-13”) to provide guidance for applying hedge accounting principles.  AcG-13’s scope is mainly limited to providing rules for determining when hedge accounting can be used.  A key feature of the guideline is the need to have documentation of hedging relationships in place in order to achieve hedge accounting.  In December 2002, the CICA approved proposed amendments to AcG-13 to clarify certain of the requirements in AcG-13 and provide additional application guidance.  The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

In December 2002, the CICA amended Handbook Section 3475, “Disposal of Long-lived Assets and Discontinued Operations”  (“CICA 3475”).  CICA 3475 provides guidance on differentiating between

15. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations.  CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

In January 2003, the CICA issued a new accounting guideline, “Disclosures of Guarantees” (“AcG-14”), to provide guidance for disclosure of significant information about guarantees a company has provided, without regard to whether a company will have to make any payments under the guarantees and in addition to the accounting required by Contingencies, Section 3290.  AcG-14 is applicable to annual and interim periods beginning on or after January 1, 2003.

In January 2003, the CICA issued a new Handbook Section 3063, “Impairment of Long-lived Assets” (“CICA 3063”). CICA 3063 replaces requirements on the impairment of assets previously contained in Section 3061, “Property, Plant and Equipment,” and harmonizes Canadian accounting for the impairment of long-lived assets with U.S. GAAP (Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”).  CICA 3063 will be effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of CICA 3063 is prospective.

In January 2003, the CICA issued a new Handbook Section 3110, “Asset Retirement Obligations” (“CICA 3110”).  CICA 3110 replaces the requirements on future removal and site restoration costs contained in Handbook Section 3061, “Property, Plant and Equipment” and harmonizes the Canadian accounting for the recognition and measurement of liabilities and obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets with U.S. GAAP (Financial Accounting Standard No. 143, “Accounting for Asset Retirement Obligations”).  CICA 3110 will be effective for fiscal years beginning on or after January 1, 2004.  Earlier application is encouraged.  Application of CICA 3110 is retroactive with restatement.

Although the Company is currently reviewing AcG-13, CICA 3475, AcG-14, CICA 3063 and CICA 3110, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

U.S. GAAP standards

In June 2001, the Financial Accounting Standards Board (“FASB”) approved Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“FAS No. 143”).  The standard requires reporting entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  FAS No. 143 is applicable for years beginning after June 15, 2002.

During 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS No. 146”). FAS No. 146 requires that costs

15. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred.  FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”).  FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable.  The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

Although the Company is currently reviewing FAS No. 143 and FAS No. 146 and the recognition and measurement requirements of FIN 45, the impact, if any, of these pronouncements on its consolidated financial statements as reported under U.S. GAAP has not been determined.

16. SIGNIFICANT CUSTOMERS

For the year ended December 31, 2002, sales to the Company's two largest customers amounted to 60% and 40% of total sales revenues (2001 – 2 customers for 62% and 38%; 2000 – 2 customers for 59% and 37%).

17. SUBSEQUENT EVENT

On February 6, 2003, the Company completed an equity financing comprised of 12,000,000 special warrants at a price of CDN$2.25 per special warrant for gross proceeds, collected on the same date, of CDN$27,000,000. Each special warrant entitles the holder to acquire, without further payment, one common share of the Company. The Company obtained a receipt for a final prospectus on March 7, 2003, and the special warrants were exercised into common shares of the Company on March 14, 2003. That prospectus qualifies both the special warrants issued in March 2003 and in February 2002 (see notes 6 and 11).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIO NARCEA GOLD MINES, LTD.

Registrant

By:  /s/ Alberto Lavandeira

Name:  Alberto Lavandeira

Title:    President and Chief Executive Officer

Date:  June 27, 2003

CERTIFICATIONS

I, Alberto Lavandeira, certify that:

1.  I have reviewed this annual report on Form 20-F of Rio Narcea Gold Mines, Ltd.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 27, 2003

 /s/ Alberto Lavandeira

Alberto Lavandeira

President and Chief Executive Officer

CERTIFICATIONS

I, Omar Gómez, certify that:

1.  I have reviewed this annual report on Form 20-F of Rio Narcea Gold Mines, Ltd.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 27, 2003

   /s/  Omar Gómez

Omar Gómez

Chief Financial Officer

Footnotes

1   HCC is a 77 year old Spanish mining company with broad experience in underground and open pit mining of coal, fluorspar, and other minerals.  The majority of its revenues are derived from the mining and sale of coal in Spain.  HCC has been continuously profitable over the past 50 years and is listed and traded on the Madrid Stock Exchange.  Banco Pastor, a leading Spanish bank, owns approximately 53% of the issued and outstanding shares of HCC.

2   Sart is a company controlled by a discretionary trust, the beneficiaries of which are the family members of Chris I. von Christierson, the Chairman of the Company.

3   Before the operation started, the original geotechnical studies for all the pits were developed by Steffen, Robertson & Kirsten (UK office) (“SRK”).  Follow-up studies of the early mining phases were made jointly by SRK and a Company geotechnical expert (trained by SRK).  Further ongoing controls and designs have continued using external consultants that periodically visit the property and work with experts from the Company.

4   The average drill spacing for the various categories of reserve and mineralized material is discussed in the “Drilling and Sampling Procedures” section at the end of Item 2 below.  The Company also provides the following additional disclosure with respect to the Carlés deposit:  Because of the multiple gold host rock types, gold interpolation distances for proven reserves ranged from 7 to 11 meters along strike, 5.6 to 10 meters up and down dip, and 1.4 to 2.2 meters perpendicular to strike.  Probable reserves distances ranged from 20 to 25 meters along strike, 20 meters up and down dip, and 4.4 to 5 meters perpendicular to strike.  In all cases, interpolation was restricted by a hard geologic boundary.  Dilution resulting from averaging the original 1x1x1 model blocks into the SMU of 3x3x4 resulted in ore losses of 14% in the north orebody with a dilution of 10%, and ore losses for the east orebody at 8% with a dilution of 6%.  The reserve figures reflect that dilution.  The in place copper grade of the reserve is .57%.  Copper interpolation distances were very similar, but slightly larger than for gold.   Copper recoveries are planned at 92%, based upon bulk metallurgical testing completed by Anglo American during their feasibility study concluded in 1991.  The resulting copper concentrate to be produced is expected to contain 30% copper, based upon the Anglo study and upon Rio Narcea's experience at skarn processing.