Form 40-F
period 2003-12-31
RIO NARCEA GOLD MINES LTD
filed 2004-05-14
CIK 1098506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

□

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:

December 31, 2003

Commission file number:

No. 000-30670

RIO NARCEA GOLD MINES, LTD.

(Exact name of registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

1040

(Primary standard industrial classification code number)

Not applicable

(I.R.S. employer identification number)

Avda. del Llaniello, 13 Bajo

33860 Salas,

Asturias, Spain

(34) 98 583 15 00

(Address and telephone number of registrant’s principal executive office)

CT Corporation System

111 Eighth Avenue
New York, New York 10011
 (212) 894-8700

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:

Name of each exchange on which registered:

Common Shares

American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this form:

☑

Annual Information Form

☑

Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares

112,923,599

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes

□

No

☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding  12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes

☑

No

□

DISCLOSURE CONTROLS AND PROCEDURES

A.

Evaluation of Disclosure Controls and Procedures

Rio Narcea Gold Mines, Ltd. (the “Registrant”) maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the “SEC”).  The Registrant’s Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.  However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period’s specified in the SEC’s rules and forms.

B.

Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee.  Mr. John W.W. Hick has been determined to be such audit committee financial expert and is independent (as such term is defined by the American Stock Exchange’s corporate governance standards applicable to the Registrant).

The SEC has indicated that the designation of Mr. Hick as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics that applies to the President and Chief Executive Officer, the Chief Financial Officer and any other person performing similar functions. A copy of  the Code of Ethics can be obtained, free of charge, by contacting the Registrant at (416) 869-5756.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by Ernst & Young LLP and its affiliates for professional services rendered in each of the years ended December 31, 2002 and 2003.  During these years, Ernst & Young LLP was our only external auditor.

Category	Year Ended December 31,
	2002	2003
Audit Fees(1)	$ 524,800	$ 130,800
Audit-Related Fees(2)	Nil	90,000
Tax Fees(3)	6,700	7,900
All Other Fees(4)	Nil	31,300
Total	$ 531,500	$ 260,000

(1)

For professional services rendered by Ernst & Young LLP for the audit and review of the Registrant’s financial statements or services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements. The figure for 2002 includes the fees billed in connection with the re-audit of the financial statements for the three years ended December 31, 2001, which amounted to $425,000.

(2)

For assurance and related services by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under “Audit Fees” above.  These services consisted of the review of the prospectuses for the qualification of the equity issues dated March and September 2003.

(3)

For professional services rendered by Ernst & Young LLP in connection with tax compliance, tax advice and tax planning.  These services consisted of the preparation of the Canadian tax forms of Rio Narcea Gold Mines, Ltd. and Rio Narcea Recursos, Ltd.

(4)

For services provided by Ernst & Young LLP, other than the services reported under “Audit Fees,” “Audit-Related Fees” and “Tax Fees” above.  These services consisted of miscellaneous corporate reporting and compliance services.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by Ernst & Young LLP. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time.  Any approvals by the Chair are reported to the full Audit Committee at its next meeting.  None of the services described in footnotes 2, 3 and 4 under “Principal Accountant Fees and Services” above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates. The only significant off-balance sheet arrangements are its gold, copper and foreign exchange derivatives.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Rio Narcea’s contractual obligations at December 31, 2003 are summarized as follows:

	Payment due by period
(in millions)	Total	< 1yr	2–3 yrs	4–5 yrs	> 5yrs
Contractual Obligations
Debt	$ 14.6	$ 7.9	$ 6.2	$ 0.3	$ 0.2
Reimbursable subsidies	1.4	–	0.2	0.5	0.7
Reclamation and closure costs	3.1	0.4	1.8	0.9	–
Capital expenditures (a)	20.3	20.3	–	–	–
Total	$ 39.4	$ 28.6	$ 8.2	$ 1.7	$ 0.9

(a) Based on exchange rates in effect on December 31, 2003.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are John W.W. Hick (Chairman), Rupert Pennant-Rea and Anthony Bloom.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

C.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

D.

Consent to Service of Process

Concurrently with the filing of this form 40-F, the Registrant is filing with the SEC a Form F-X in connection with the Common Shares.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RIO NARCEA GOLD MINES, LTD.

Date:   May 7th, 2004

By:

/s/ Alberto Lavandeira

Name:

Alberto Lavandeira

Title:

President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

1.	Annual Information Form for the Year Ended December 31, 2003
2.	Management’s Discussion and Analysis from the 2003 Annual Report to Shareholders
3.	Audited Annual Financial Statements for the Year Ended December 31, 2003
4.	Consent Letter from Ernst & Young LLP
5.	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
6.	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code