Form 40-F
period 2004-12-31
RIO NARCEA GOLD MINES LTD
filed 2005-04-01
CIK 1098506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

G

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:

December 31, 2004

Commission file number:

No. 000-30670

RIO NARCEA GOLD MINES, LTD.

(Exact name of registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

1040

(Primary standard industrial classification code number)

Not applicable

(I.R.S. employer identification number)

C/Secundino Roces Riera, 3―2°

Centro de Empresas Asipo I

Parque Empresarial de Asipo

33428 Cayés – Llanera, Asturias, Spain

(34) 98 573 33 00

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

156,874,773

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes

G

No

☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding  12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes

☑

No

G

DISCLOSURE CONTROLS AND PROCEDURES

A.

Evaluation of Disclosure Controls and Procedures

Rio Narcea Gold Mines, Ltd. (the “Registrant”) maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the “SEC”).  The Registrant’s Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.  However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

B.

Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee.  Mr. Rupert Pennant-Rea has been determined to be such audit committee financial expert and is independent (as such term is defined by the American Stock Exchange’s corporate governance standards applicable to the Registrant).

The SEC has indicated that the designation of Mr. Pennant-Rea as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics that applies to all directors, officers and employees of the Registrant.  A copy of this Code of Ethics can be obtained, free of charge, by contacting the Registrant at (416) 956-7470.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See pages 84 and 85 of the Registrant’s Annual Information Form which is an exhibit to this Annual Report on Form 40-F.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by Ernst & Young LLP. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time.  Any approvals by the Chair are reported to the full Audit Committee at its next meeting.  None of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees” and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates. The only significant off-balance sheet arrangements are its gold, copper and foreign exchange derivatives.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 23 of the Registrant’s Management’s Discussion and Analysis which is an exhibit to this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Rupert Pennant-Rea (Chairman), Anthony Bloom and Hugh Snyder.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.

Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RIO NARCEA GOLD MINES, LTD.

Date:   March 30, 2005__________

By:

/s/ John Hick

Name:

John Hick

Title:

Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

1.	Annual Information Form for the Year Ended December 31, 2004
2.	Management’s Discussion and Analysis from the 2004 Annual Report to Shareholders
3.	Audited Annual Financial Statements for the Year Ended December 31, 2004
4.	Consent Letter from Ernst & Young LLP
5.	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
6.	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code