Form 40-F
period 2005-12-31
RIO NARCEA GOLD MINES LTD
filed 2006-03-31
CIK 1098506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)



Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:

December 31, 2005

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

159,742,175

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes



No

☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding  12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes

☑

No



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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See pages 68 of the Registrant’s Annual Information Form which is an exhibit to this Annual Report on Form 40-F.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 28 of the Registrant’s Management’s Discussion and Analysis which is an exhibit to this Annual Report on Form 40-F.

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

RIO NARCEA GOLD MINES, LTD.

Date:   March 29, 2006

By:

/s/ Chris I. von Christierson

Name:

Chris I. von Christierson

Title:

Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

1.	Annual Information Form for the Year Ended December 31, 2005
2.	Management’s Discussion and Analysis from the 2005 Annual Report to Shareholders
3.	Audited Annual Financial Statements for the Year Ended December 31, 2005
4.	Consent Letter from Ernst & Young LLP
5.	Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)
6.	Officer’s Certification Required by Rule 13a-14(a) or Rule 15d-14(a)
7.	Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
8.	Officer’s Certification Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code