Form 40-F
RIO NARCEA GOLD MINES LTD
filed 2007-03-29
CIK 1098506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:

December 31, 2006

Commission file number:

No. 000-30670

RIO NARCEA GOLD MINES, LTD.

(Exact name of registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

1040

(Primary standard industrial classification code number)

Not applicable

(I.R.S. employer identification number)

c/ Secundino Roces Riera, 3-2°

Centro de Empresas Asipo I

33428 Cayés-Llanera, Asturias, Spain

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

164,082,512

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes

☐

No

☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding  12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes

☑

No

☐

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

B.

Management’s Annual Report On Internal Control Over Financial Reporting

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

The Registrant’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Registrant’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Registrant’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of the Registrant’s Chief Executive Officer and Executive Vice-President and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting, as of the end of the period covered by this annual report, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of the end of the period covered by this annual report.

C.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 56 of the Registrant’s Annual Information Form which is an exhibit to this Annual Report on Form 40-F.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by Ernst & Young LLP. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time.  Any approvals by the Chair are reported to the full Audit Committee at its next meeting.  None of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees,” “Tax Fees” and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

::ODMA\PCDOCS\TRDOCS01\80641\5

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Rupert Pennant-Rea (Chairman), Anthony Bloom, Eric Schwitzer and Hugh Snyder.

::ODMA\PCDOCS\TRDOCS01\80641\5

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

D.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

E.

Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares.

::ODMA\PCDOCS\TRDOCS01\80641\5

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RIO NARCEA GOLD MINES, LTD.

Date:   March 28, 2007

By:

/s/ Chris I. von Christierson

Name:

Chris I. von Christierson

Title:

Chairman and Chief Executive Officer

::ODMA\PCDOCS\TRDOCS01\80641\5

EXHIBIT INDEX

Exhibits	Description

1.	Annual Information Form for the Year Ended December 31, 2006
2.	Management’s Discussion and Analysis from the 2007 Annual Report to Shareholders
3.	Audited Annual Financial Statements for the Year Ended December 31, 2006
4.	Consent Letter from Ernst & Young LLP
5.	Consent Letter from Alan C. Noble
6.	Consent Letter from Felix N.F. Lee
7.	Consent Letter from Alex Mitchell
8.	Consent Letter from Daniel C. Leroux
9.	Consent Letter from David Dodd
10.	Consent Letter from Bruce Brady
11.	Consent Letter from David A. Orava
12.	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.	Certifications pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

::ODMA\PCDOCS\TRDOCS01\80641\5

EXHIBIT 5

LETTER OF CONSENT

TO:   Rio Narcea Gold Mines, Ltd.

I refer to the annual report on Form 40-F of Rio Narcea Gold Mines, Ltd. dated March 28, 2007 (including all exhibits, the “Annual Report”).

I hereby consent to the appearance of my name and the use of information prepared by me in the Annual Report.

Yours very truly,

/s/ Alan C Noble

    Alan C. Noble

Dated: March 28, 2007

::ODMA\PCDOCS\TRDOCS01\80641\5

EXHIBIT 6

LETTER OF CONSENT

TO:   Rio Narcea Gold Mines, Ltd.

I refer to the annual report on Form 40-F of Rio Narcea Gold Mines, Ltd. dated March 28, 2007 (including all exhibits, the “Annual Report”).

I hereby consent to the appearance of my name and the use of information prepared by me in the Annual Report.

Yours very truly,

/s/Felix N.F. Lee

    Felix N.F. Lee

Dated: March 28, 2007

::ODMA\PCDOCS\TRDOCS01\80641\5

EXHIBIT 7

28 March 2007

Rio Narcea Gold Mines, Ltd.

Dear Sirs

Letter of Consent

I refer to the annual report on Form 40-F of Rio Narcea Gold Mines, Ltd. dated 28 March 2007 (including all exhibits, the “Annual Report”).

I hereby consent to the appearance of my name and the use of information prepared by me in the Annual Report.

Yours faithfully

/s/ Alex Mitchell

     Alex Mitchell

Principal Metallurgist

::ODMA\PCDOCS\TRDOCS01\80641\5

EXHIBIT 8

LETTER OF CONSENT

TO:   Rio Narcea Gold Mines, Ltd.

I refer to the annual report on Form 40-F of Rio Narcea Gold Mines, Ltd. dated March 28, 2007 (including all exhibits, the “Annual Report”).

I hereby consent to the appearance of my name and the use of information prepared by me in the Annual Report.

Yours very truly,

/s/Daniel C. Leroux

    Daniel C. Leroux

Dated: March 28, 2007

::ODMA\PCDOCS\TRDOCS01\80641\5

EXHIBIT 9

LETTER OF CONSENT

TO:   Rio Narcea Gold Mines, Ltd.

I refer to the annual report on Form 40-F of Rio Narcea Gold Mines, Ltd. dated March 28, 2007 (including all exhibits, the “Annual Report”).

I hereby consent to the appearance of my name and the use of information prepared by me in the Annual Report.

Yours very truly,

/s/ David Dodd

     David Dodd

Dated: March 28, 2007

::ODMA\PCDOCS\TRDOCS01\80641\5

EXHIBIT 10

LETTER OF CONSENT

TO:   Rio Narcea Gold Mines, Ltd.

I refer to the annual report on Form 40-F of Rio Narcea Gold Mines, Ltd. dated March 28, 2007 (including all exhibits, the “Annual Report”).

I hereby consent to the appearance of my name and the use of information prepared by me in the Annual Report.

Yours very truly,

/s/Bruce Brady

    Bruce Brady

Dated: March 28, 2007

::ODMA\PCDOCS\TRDOCS01\80641\5

EXHIBIT 11

LETTER OF CONSENT

TO:   Rio Narcea Gold Mines, Ltd.

I refer to the annual report on Form 40-F of Rio Narcea Gold Mines, Ltd. dated March 28, 2007 (including all exhibits, the “Annual Report”).

I hereby consent to the appearance of my name and the use of information prepared by me in the Annual Report.

Yours very truly,

/s/David A. Orava

    David A. Orava

Dated: March 28, 2007

::ODMA\PCDOCS\TRDOCS01\80641\5

EXHIBIT 12

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Chris I. von Christierson, certify that:

14.

I have reviewed this annual report on Form 40-F of Rio Narcea Gold Mines, Ltd. (“issuer”);

15.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

16.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

17.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

1.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:  March 28, 2007

/s/ Chris I. von Christierson
    Chris I. von Christierson
Chairman and Chief Executive Officer

::ODMA\PCDOCS\TRDOCS01\80641\5

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Omar Gomez, certify that:

1.

I have reviewed this annual report on Form 40-F of Rio Narcea Gold Mines, Ltd. (“issuer”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

1.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 28, 2007

/s/ Omar Gomez

     Omar Gomez

Chief Financial Officer

::ODMA\PCDOCS\TRDOCS01\80641\5

EXHIBIT 13

CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ENACTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Rio Narcea Gold Mines, Ltd. (the “registrant”) is filing its annual report on Form 40-F for the fiscal year ended December 31, 2006 (the “Report”) with the United States Securities and Exchange Commission.

I, Chris I. von Christierson, Chief Executive Officer of the registrant, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Dated: March 28, 2007

/s/ Chris I. von Christierson

     Chris I. von Christierson

Chairman and Chief Executive Officer

::ODMA\PCDOCS\TRDOCS01\80641\5

CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ENACTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Rio Narcea Gold Mines, Ltd. (the “registrant”) is filing its annual report on Form 40-F for the fiscal year ended December 31, 2006 (the “Report”) with the United States Securities and Exchange Commission.

I, Omar Gomez, Chief Financial Officer of the registrant, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Dated: March 28, 2007

/s/ Omar Gomez

    Omar Gomez

Chief Financial Officer